Exhibit 2.1

Execution Version

EQUITY PURCHASE AGREEMENT
dated as of September 30, 2020
by and among
Twin River Management Group, Inc.,
The Rock Island Boatworks, Inc.,
Rock Island Foodservice, Inc.,
Delaware North Companies Gaming & Entertainment, Inc.,
Delaware North Companies, Incorporated,
and
Twin River Worldwide Holdings, Inc.

i

Exhibits:
Exhibit A....................    Pro Forma Title Policy
Exhibit B....................    Transition Services Agreement
Exhibit C....................    Illustrative Working Capital Calculation
Exhibit D....................    Player List Information
Exhibit E....................    Name Change Affidavit
Exhibit F....................    Domain Name Assignment Agreement

EQUITY PURCHASE AGREEMENT
This Equity Purchase Agreement, dated as of September 30, 2020 (this “Agreement”), is by and among Twin River Management Group, Inc., a Delaware corporation (“Purchaser”), The Rock Island Boatworks, Inc., an Illinois corporation (the “Company”), Rock Island Foodservice, Inc., an Illinois corporation, a wholly-owned Subsidiary of the Company (“Foodservice”), Delaware North Companies Gaming & Entertainment, Inc., a Delaware corporation (“Seller”), and, solely with respect to Sections 5.8, 5.15 and 9.17, Delaware North Companies, Incorporated, a Delaware corporation (“Parent”), and, solely with respect to Section 9.18, Twin River Worldwide Holdings, Inc., a Delaware corporation (“TRWH”).
WHEREAS, the Acquired Companies operate Jumer’s Casino & Hotel, located in Rock Island, Illinois (the “Casino & Hotel”), which is a full service hotel and casino, containing slot machines, table games, a poker room, an anticipated retail and online sports wagering operation and food and beverage venues (the “Business”);
WHEREAS, prior to the Closing of the Contemplated Transaction, (i) the Company shall convert from an Illinois corporation to an Illinois limited liability company (the “Company Conversion”); and (ii) Foodservice shall convert from an Illinois corporation to an Illinois limited liability company (the “Foodservice Conversion”, and, together with the Company Conversion, the “Conversions”);
WHEREAS, Seller is the Company’s sole shareholder and owns all of the issued and outstanding capital stock (the “Shares”) of the Company and, following the Company Conversion, will be the sole member and own all of the outstanding equity interests of the Company (the “Purchased Interests”);
WHEREAS, Parent is the sole shareholder and owns all of the issued and outstanding capital stock of Seller; and
WHEREAS, following the Conversions, Seller desires to sell, and Purchaser desires to purchase, the Purchased Interests, on the terms, and subject to the conditions, contained in this Agreement.
NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:
ARTICLE I
DEFINITIONS

1.1    Certain Definitions. As used herein, the following terms shall have the following meanings:
“Accounting Firm” means Grant Thornton LLP; provided, that if Grant Thornton LLP is unwilling or unable to serve in such capacity, then Seller and Purchaser shall jointly select another independent nationally recognized public Accounting Firm that is not the independent auditor of, nor has provided significant services to, either Seller or its Affiliates or Purchaser or its Affiliates,

and references herein to “Accounting Firm” shall be to such independent nationally recognized public Accounting Firm.
“Acquired Companies” means the Company and Foodservice.
“Acquisition Proposal” means any inquiry, proposal or offer, whether in one transaction or a series of related transactions, whether directly or indirectly, with respect to: (i) the sale, license, lease, disposition, transfer or acquisition of all or a material portion of the assets of the Acquired Companies or the Business, (ii) the issuance, disposition, sale or acquisition of all or a material portion of the Shares (or the Purchased Interests) or other equity securities of the Acquired Companies, (iii) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving an Acquired Company, or (iv) any agreement to engage in any of the foregoing, in each case, whether effected by a merger, spin-off, contribution, consolidation, business combination, recapitalization, reorganization or similar transaction involving Seller or the Acquired Companies; provided, however, that the term “Acquisition Proposal” shall not include the sale of the Purchased Interests to Purchaser or any of the other Contemplated Transactions.
“Affiliate” means, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such Person. For the purpose of this definition, “control” (including the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean (i) the ownership and possession of voting rights of at least a majority of the voting power of such Person, or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of securities, control of the governing body, by contract, agency or otherwise. For purposes of this Agreement, the term “Affiliate” shall include, but not be limited to, those entities listed on Schedule 1.1(a).
“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended; the Clayton Act of 1914, as amended; the HSR Act; the Federal Trade Commission Act of 1914, as amended; antitrust Laws of any state, antitrust Laws of countries other than the United States; and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Business Day” means any day other than Saturday or Sunday or any holiday observed by the Federal Reserve Bank of New York.
“Business Systems” means all software, hardware (whether general or special purpose), gaming databases, systems, and technology, electronic data processing, information, reporting, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, information technology equipment, computer systems and other related systems, including any outsourced systems and processes, that are owned or used by or for the Acquired Companies in the conduct of the Business as currently conducted, including any Proprietary Software.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority.
“Cash” means all cash, negotiable instruments and cash equivalents (except for Front Money) held by the Acquired Companies (excluding any Casualty and Condemnation Proceeds), including, for the avoidance of doubt, cash in bank accounts, cash on hand in the cage, located in drop boxes, slot machines and other gaming devices, on the gaming floor, in retail outlets owned by the Acquired Companies and in food and beverage outlets owned by the Acquired Companies, calculated in accordance with GAAP and, to the extent consistent with GAAP, using the same accounting policies, principles and methodologies used in the preparation of the Financial Statements.
“Charter Documents” means with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, shareholders agreement, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement or other organizational document of such entity and any amendments thereto, as applicable.
“Closing Cash” means the Cash as of immediately prior to the Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Intellectual Property” means all Intellectual Property owned (or purported to be owned) by, licensed to, used or held for use by the Acquired Companies in the operation of the Business as currently conducted, including all (i) Company-Owned Intellectual Property and (ii) Intellectual Property Contracts.
“Company-Owned Intellectual Property” means all Intellectual Property, including Proprietary Software, owned by or purported to be owned by the Acquired Companies or that is exclusively licensed to the Acquired Companies.
“Confidential Information” shall have the meaning set forth in the Non-Disclosure Agreement.
“Contemplated Transactions” means the transactions contemplated by this Agreement and any Related Agreement, including the Conversions and the sale and purchase of the Purchased Interests.
“Contract” means any agreement, contract, bond, note, debt instrument, indenture, license, lease, purchase order, letter of credit or other arrangement, understanding, undertaking, or obligation of any kind, whether formal or informal, written or oral, express or implied, that is legally binding.
“COVID” means COVID-19, SARS-CoV-2, or any novel coronavirus or coronavirus that may arise after the date hereof.

“COVID Actions” means any commercially reasonable actions that the Seller, Parent or the Acquired Companies determine are necessary or prudent for the Seller, Parent, the Acquired Companies or any of their Subsidiaries to take in connection with (i) events surrounding any pandemic or public health emergency caused by COVID, (ii) limiting, opening, closing, re-opening, or operating all or a portion of the Casino & Hotel, (iii) mitigating the adverse effects such events, pandemic or public health emergency on the business of one or more of the Acquired Companies, (iv) protecting the health and safety of customers, employees and other business relationships, (v) ensuring compliance with any Law or any recommendations or restrictions imposed by the Centers for Disease Control and Prevention or any other governmental or quasi-governmental authorities having jurisdiction over the Casino & Hotel, (vi) complying with the Acquired Companies’ and Casino & Hotel’s COVID policies and guidelines, a copy of which has been provided to the Purchaser, or (vii) any other action related to COVID so long as the Seller, Parent or any Acquired Company provides advance notice to the Purchaser of such action (or in the event the Seller, Parent or any Acquired Company determines that such action must be taken immediately or before advance notice can be provided, the Seller, Parent or any Acquired Company may immediately take such action and provide notice of such action to Purchaser as promptly as practicable afterward, but in any event within 3 Business Days) and the Purchaser either (a) consents to such action (such consent not to be unreasonably withheld, conditioned or delayed), or (b) does not provide written notice of objection within 3 Business Days after receipt of such notice.
“Current Assets” means the consolidated current assets of the Acquired Companies (excluding the Reference Cash Amount and current or deferred Tax assets), calculated in accordance with GAAP and, to the extent consistent with GAAP, using the same accounting policies, principles and methodologies used in the preparation of the Financial Statements.
“Current Liabilities” means the consolidated current liabilities of the Acquired Companies (excluding any amounts of Transaction Costs or Indebtedness, Taxes on revenue from the Company’s gaming activities included as Indebtedness and deferred income Tax liabilities), calculated in accordance with GAAP and, to the extent consistent with GAAP, using the same accounting policies, principles and methodologies used in the preparation of the Financial Statements.
“Customer Database” means all customer lists, customer databases and historical records with respect to the customers of the Seller’s and its Affiliate’s casino properties maintained by or on behalf of Seller, Parent or the Acquired Companies with respect to their casino properties.
“Data Room” means the virtual data room hosted by Merrill Datasite One.
“Disclosure Schedule” means the disclosure schedules attached hereto and delivered by Seller to Purchaser in connection with this Agreement.
“Domain Name Assignment Agreement” means the Domain Name Assignment Agreement in substantially the form attached hereto as Exhibit F.
“Employees” means those Persons employed by the Acquired Companies immediately prior to the Closing and any MSI Employees employed by MSI immediately prior to the Closing.

“Employee Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, any other employee benefit plan, program, policy, arrangement or Contract, including any pension, retirement, profit-sharing, thrift, savings, bonus plan, incentive, stock option or other equity or equity-based compensation, or deferred compensation arrangement, stock purchase, severance pay, retention, change of control, unemployment benefits, sick leave, vacation pay, salary continuation for disability, hospitalization, health or medical insurance, life insurance, fringe benefit, compensation, flexible spending account or scholarship program, and any employment or severance Contract or similar practice, policy or arrangement (a) that is maintained, sponsored or contributed to by the Acquired Companies, or (b) to which Seller, MSI, the Acquired Companies or any ERISA Affiliate is obligated to contribute on behalf of any current or former officer, director, employee thereto (including the MSI Employees) or consultant of the Acquired Companies, or pursuant to which any Acquired Company has had or has any Liability or any other obligation; provided, however, that in no event shall “Employee Benefit Plan” include any arrangement maintained or required to be maintained by a Governmental Authority to which any Acquired Company is required to contribute under applicable Law.
“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, financing statement, conditional or installment sale agreement, exaction, imposition, charge, claim, limitation on use, easement, restrictive covenant, agreement, license, covenant not to sue, option, right of first refusal, right of first offer, right of a third party, encroachment, restriction, right of way, defect in title, or other encumbrance of any kind or nature.
“Environmental Claim” means any claim, action, cause of action or written notice by any Person alleging potential liability arising out of, based on or resulting from (i) the presence, Release of or exposure to any Hazardous Materials at any real property owned, leased or operated by the Acquired Companies or the presence, Release of or exposure to Hazardous Materials generated by or resulting from the Acquired Companies at any location; or (ii) circumstances forming the basis of any claim pursuant to Environmental Law arising or resulting from the operations of the Acquired Companies.
“Environmental Law” means all Laws relating to the pollution or protection of the environment, human health and safety, and natural resources, including without limitation, Laws relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials, and all Laws relating to protection of occupational safety and health.
“Environmental Permit” means any Permit required by or from any Governmental Authority under any Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person which, together with Seller or the Acquired Companies, would be or has been treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Estimated Purchase Price” means the Purchase Price, as described herein, but determined on an estimated basis by Seller in good faith and as reflected in the Estimated Closing Statement referred to in Section 2.3(a).
“Front Money” means all money stored on deposit at the cages of the Casino & Hotel belonging to, and stored in an account for, any Person other than the Acquired Companies.
“Fundamental Representations” means each of the representations and warranties of the Acquired Companies and Seller contained in Section 3.1 (Organization; Standing and Power), Section 3.2 (Authority; Execution and Delivery; Binding Nature), Section 3.3(b) (No Conflicts); Section 3.5 (Capitalization), Section 3.6 (Subsidiaries), and Section 3.23 (Brokers), Section 3.24 (Solvency) and each of the representations and warranties of Parent contained in Section 9.17(b).
“GAAP” means generally accepted accounting principles in the United States as in effect on the date hereof and from time to time and excluding lease accounting done by private companies.
“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or required by any Gaming Law necessary for or relating to the conduct of activities by any party hereto or any of its Affiliates, including, with respect to Seller, the ownership, operation and management of the Business and the Acquired Companies.
“Gaming Authorities” means any administrative, regulatory or governmental agency, commission, board, body, authority or instrumentality with regulatory control or jurisdiction over the conduct of lawful gaming or gambling or the ownership of an interest therein or the sale of liquor in any jurisdiction, including the Illinois Gaming Board.
“Gaming Laws” means all Laws or Orders, including any Illinois Gaming Board policies and published recommendations or any finding of suitability, governing or relating to the casino and gaming activities and the operation of the businesses of Purchaser, Seller, the Acquired Companies or any of their respective Affiliates.
“Governmental Authority” means any international, national, federal, state, local or foreign governmental, regulatory, or administrative body, agency, instrumentality, commission, board, arbitrator or authority, any court, tribunal or judicial authority, any public, private or industry regulatory authority, and the term “Governmental Authority” includes Gaming Authorities.
“Governmental Incentive Documents” means each material agreement related to tax increment financing under the Tax Increment Allocation Redevelopment Act (65 ILCS 5/11-74.4-1 et seq.), special service area financing under the Special Service Area Tax Act (35 ILCS 200/27-5 et seq.), tax benefits under the Illinois Enterprise Zone Act (20 ILCS 655/1 et seq.), or any similar governmental incentive program.
“Hazardous Materials” means, without limitation, all chemicals, substances, materials, pollutants, contaminants or wastes classified, identified or defined as hazardous or toxic by, or for which liability or standards of care are imposed under or pursuant to any Environmental Law, including petroleum, crude oil or any fraction thereof, polychlorinated biphenyls and asbestos and asbestos containing materials.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Illinois Sports Betting Licenses” means those certificates, authorizations, approvals, certified internal controls and licenses from the Illinois Gaming Board required to conduct sports betting (including physical sportsbooks and online sports betting), including a master sports wagering license under 230 ILCS 45/25-35 and a temporary operating permit under 11 Ill. Adm. Code 1900.790.
“Illinois Sports Betting Capital Expenditures” means the out-of-pocket costs and expenses incurred by Seller or any Acquired Company at the request of or on behalf of Purchaser pursuant to Section 5.10 of this Agreement in connection with the design, construction, buildout and furnishing of the Sportsbook, including but not limited to all related capital expenditures, the acquisition of assets for use therein, all related capital improvements to the Owned Real Property or the Casino & Hotel, and any other out of pocket fees, costs, and expenses, including soft costs.
“Illinois Sports Betting Licenses Cost” means the out-of-pocket fees, costs, and expenses incurred by or on behalf of Seller or any Acquired Company in connection with applying for, obtaining and maintaining the Illinois Sports Betting Licenses, including all application, filing, license transfer, renewal and other similar fees and all such other fees, costs and expenses related to the Illinois Sports Betting Licenses incurred by Seller or any Acquired Company pursuant to Section 5.2, except to the extent such fees, costs and expenses are the result of Seller’s failure to comply with Section 5.2.
“Improvements” means all buildings, structures, facilities and improvements located on the Owned Real Property, including buildings, structures, facilities and improvements which are under construction.
“Indebtedness” means, with respect to any Acquired Company, without duplication, all obligations (including the principal amount thereof and any interest, premiums, penalties or other payment obligations related thereto): (i) for borrowed money; (ii) evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security; (iii) for the deferred purchase price for property or services or purchase money amounts owed, including all equipment vendor financing, seller notes and “earn-out” payments; (iv) under any interest rate, currency or other hedging agreement, derivative transaction or other financial agreement or transaction entered into for the purpose of managing interest rate risk; (v) under leases required to be recorded as capital leases or finance leases under GAAP; (vi) for the reimbursement of any obligor on any letter of credit or similar credit transaction (solely to the extent such letter of credit has been drawn, and not with respect to the entire face amount thereof); (vii) Taxes on revenue from the Company’s gaming activities; (viii) of the type referred to in clauses (i) through (vii) above either (A) guaranteed by the Acquired Companies or (B) secured by any Encumbrance (other than any Permitted Encumbrance) on any property or asset of the Acquired Companies; and (ix) outstanding obligations of any Acquired Company to Seller, Parent or any Affiliate of Seller or Parent, including any amounts owed as a management fee or in respect of any corporate overhead allocation, including amounts owed in connection with the termination of any agreement related thereto; provided, however, that Indebtedness shall not include: (a) Indebtedness owing from any Acquired Company to another Acquired Company, (b) trade payables or operating lease obligations to the extent included in the calculation of Closing Date Working Capital, and (c) any obligation with respect to Liabilities to the extent included in the calculation of Closing Date Working Capital.
“Indemnified Party” means, with respect to any indemnity claim, any Purchaser Indemnified Party or Seller Indemnified Party, as applicable.
“Indemnifying Party” means, with respect to any indemnity claim, Seller or Purchaser, respectively, against whom such claim is asserted.
“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures of any kind (whether provisional or non-provisional) as well as any reissues, continuations, continuations in part, divisionals, revisions, extensions, substitutions, restorations, or reexaminations thereof; (ii) trademarks, service marks, certification marks, trade dress, trade names, brand names, slogans, logos, corporate names, Internet domain names, and other indicia of origin, including those relating to social media, whether registered or unregistered (and all translations, adaptations, derivations, and combinations of the foregoing), together with all of the goodwill associated therewith; (iii) copyrights and copyrightable works, whether published or unpublished, including writings, compilations and other works, whether copyrightable or not; (iv) registrations, applications for registration and any renewals or extensions for any of the foregoing; (v) computer software (including source code and object code), data, databases and documentation thereof; (vi) Trade Secrets; (vii) all other intellectual property and proprietary rights; (viii) all advertising and promotional materials; (ix) all copies and tangible embodiments of any of the foregoing, in whatever form or medium; (x) all rights to sue for past, present and future infringement or misappropriation of any of the foregoing; and (xi) all proceeds of any of the foregoing, including license royalties and other income and damages and other proceeds of suit.
“Intellectual Property Contract” means any Contract pursuant to which any right in or to any Intellectual Property that is to the operation of the Business (including any license, covenant not to use, or enforcement right) has been granted by or to any Person.
“IRS” means the U.S. Internal Revenue Service.
“Law” means any federal, national, foreign, supranational, state, provincial, local or similar statute, law, standard, resolution, promulgation, ordinance, regulation, rule, code, order, requirement or rule of law (including common law), or any similar provision having the force or effect of law, and the term “Law” includes, without limitation, Gaming Laws.
“Letter of Credit” means an irrevocable, clean sight draft standby letter of credit in the amount of $2,000,000.00 issued by (a) Citizens Bank, N.A. or (b) a United States based bank that: (i) maintains a long-term senior unsecured debt rating of not less than BBB by Standard & Poor’s or Baa2 by Moody’s Investor Services, which rating shall not include a “t” or otherwise reflect a termination risk; and (ii) is otherwise reasonably acceptable to Seller or the Company, in favor of

Seller or the Company and entitling Seller or the Company to draw thereon in Buffalo, New York and Rock Island, Illinois, upon presentation of an executed Drawing Certificate in the form attached to such Letter of Credit, executed by an authorized representative of Seller or the Company.
“Liabilities” means any and all debts, liabilities, duties, claims and obligations of any nature whatsoever, whether accrued or fixed, asserted or unasserted, absolute or contingent, known or unknown, liquidated or unliquidated, matured or unmatured or determined or determinable, including those arising under any Law, regardless of whether such debt, liability, duty, claim or obligation would be required to be disclosed on a balance sheet prepared in accordance with GAAP.
“Losses” means all losses, Liabilities, Taxes, claims, damages, awards, judgments, fines, penalties, assessments, costs, obligations, deficiencies, demands and expenses (including reasonable and documented attorneys’ fees) whether or not involving a Third Person Claim, including interest and all amounts paid in investigation, defense and settlement of any of the foregoing; provided, that “Losses” shall not include any punitive or exemplary damages, except for punitive or exemplary damages recovered from an Indemnified Party by a third party.
“Malicious Code” means any virus, malware, spyware or other device or code.
“Material Adverse Effect” means any effect, event, condition, circumstance, development, occurrence or change (collectively, “Events”) that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Acquired Companies, taken as a whole, or (ii) would reasonably be expected to prevent or delay beyond the Outside Date the ability of Seller or the Acquired Companies to consummate the Contemplated Transactions, provided, that none of the following Events, whether alone or in combination, shall be taken into account in determining whether there has been or may be a Material Adverse Effect: (A) changes to U.S. economic or financial market conditions after the date hereof), including prevailing interest rates, commodity prices and fuel costs; (B) changes in or affecting the gaming industry generally or in the gaming market in which any Acquired Company operates; (C) changes in Law (including Tax Laws) or applicable regulations of any Governmental Authority, including the approval, introduction or expansion of gaming in any jurisdiction, in each case after the date hereof; (D) changes in GAAP or other accounting standards after the date hereof (including authoritative interpretations thereof that would be applicable to an Acquired Company on the Closing Date); (E) the failure of one or more of the Acquired Companies to meet any internal or public projections, budgets, forecasts or estimates of revenue, earnings, cash flow or cash position or other financial or operating metrics for any period (provided that the underlying cause of any such failure to meet projections, budgets, forecasts or estimates may be considered in determining whether a Material Adverse Effect has occurred except if caused by COVID or the taking of any COVID Action); (F) the execution, announcement or performance of this Agreement or the Contemplated Transactions or the consummation of the Contemplated Transactions including the impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, lenders, Governmental Authorities (including Gaming Authorities) and agencies, or employees; (G) earthquakes, hurricanes, flooding or other similar weather-related events, (H) acts of war, armed hostilities, sabotage or terrorism (including cyberattacks or ransomware attacks), or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism; or (I) any pandemic or public health emergency caused by COVID or the taking of any COVID Action (it being understood that the Events (and the effects of the Events) in clauses (A), (B), (C), (D), (E), (F), (G), (H), or (I) shall be taken into account in determining whether a Material Adverse Effect exists or has occurred if such item has a materially and disproportionate impact on the Acquired Companies or the Business relative to other companies in the same industry and geographic market in which the Acquired Companies operate).
“Material Contract” means any Contract (other than an Employee Benefit Plan) to which an Acquired Company is a party or by which it is otherwise bound: (i) which involves or is expected to involve payments to or by any Acquired Company in excess of Two Hundred Thousand Dollars ($200,000) in any twelve (12) month period during the term of such Contract; (ii) for the lease or sublease of any slot machines in excess of Two Hundred Fifty Thousand Dollars ($250,000); (iii) limiting the ability of an Acquired Company to engage in any line of business or in any geographic area or compete with any Person or otherwise containing exclusivity provisions or restrictive covenants, including those prohibiting an Acquired Company from soliciting customers and employees, applicable to the Business; (iv) which contains “requirements” provisions or other provisions obligating any Acquired Company to purchase or obtain a minimum or specified amount of any product or service from any Person; (v) granting or evidencing any Encumbrances (other than Permitted Encumbrances) on the Owned Real Property, Casino & Hotel or any material amount of personal property of the Acquired Companies; (vi) providing for, or relating directly to, the incurrence of Indebtedness for borrowed money; (vii) guaranteeing any Indebtedness or other material obligations of any Person other than an Acquired Company; (viii) granting any license to, or franchise in respect of, any material right, tangible property or other tangible asset; (ix) involving a joint venture, limited liability company, partnership or other similar Contracts; (x) containing any standstill or similar agreement pursuant to which any Acquired Company has agreed not to acquire assets or securities of another Person; (xi) requiring performance by any party more than one year from the date hereof which cannot be canceled by an Acquired Company without at least ninety (90) days’ prior written notice and without material Liability; (xii) that indemnifies or holds harmless any Person who is now, or was a director, manager or executive officer of any Acquired Company; (xiii) with a Material Supplier; (xiv) that is required to be listed in Schedule 3.19 (Related Party Transactions); (xv) that is required to be listed in Schedule 3.10(c) (Leases); (xvi) that is an Intellectual Property Contract (other than Contracts for Off-the-Shelf Software, click through licenses on mobile applications, Lucky North loyalty program, and social casinos) involving any Intellectual Property that is material to the operation of the Business; (xvii) relating to any merger, consolidation, reorganization, sale, spin-off, acquisition of equity securities or all or substantially all of the assets of any Person; (xviii) relating to the disposition or acquisition of a material amount of assets after the date of this Agreement or granting any Person any preferential rights to purchase any material assets of the Acquired Companies after the date of this Agreement; (xix) relating to any acquisition pursuant to which any Acquired Company has any continuing indemnification obligations or any potential “earn-out” or other contingent payment obligations; (xx) which provides for, or relates to, any surety bond maintained by the Acquired Companies or their Affiliates pursuant to Gaming Laws; (xxi) with any Governmental Authority; (xxii) relating to any Proceeding involving the Acquired Companies since September 30, 2018; (xxiii) requiring or evidencing a capital commitment or capital expenditure (or series of capital expenditures) by an Acquired Company in excess of $500,000 in the aggregate; (xxiv) providing for any change in control or similar payment to be paid by a Company for which an Acquired Company would reasonably be expected to have any Liability following the Closing; (xxv) with respect to any acquisition pursuant to which an Acquired Company has (A) any continuing indemnification obligations or (B) any potential “earn-out” or other contingent payment obligations; (xxvi) relating to any settlement (A) entered into with a Governmental Authority within the twelve (12) months preceding the date of this Agreement or (B) pursuant to which an Acquired Company is obligated to pay consideration in excess of $60,000 or that contains any restrictions on the business activities of such Acquired Company; and (xxvii) which restricts the ability of an Acquired Company to pay dividends or make distributions to its stockholders.
“Name Change Affidavit” means the Affidavit to Disclose Interest in Real Estate in substantially the form attached hereto as Exhibit E.

“Non-Disclosure Agreement” means the Mutual Non-Disclosure Agreement, dated as of March 4, 2020, by and between Purchaser and Seller.

“Off-the-Shelf Software” means software, other than Open Source Software, obtained from a third party (a) on general commercial terms, and (b) that is licensed to any Acquired Company for a one-time fee or an annual fee of less than One Hundred Thousand Dollars ($100,000).

“Open Source Software” means any software that is licensed pursuant to: (a) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (or any successor web page), which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (b) any license to software that is considered “free” or “open source software” by the Free Software Foundation; (c) any reciprocal license, in each case whether or not source code is available or included in such license; or (d) any license or other agreement whose terms require the distribution of source code in connection with the distribution of the software to which such license applies or that prohibits the licensee from charging a fee or otherwise limits the licensee’s freedom of action with regard to seeking compensation in connection with sublicensing or distributing the software to which such license applies (whether in source code or executable code form).
“Order” means any writ, judgment, injunction (including any preliminary or permanent injunction), determination, consent, order (including any temporary restraining order), decree, stipulation, award or executive order of or by any Governmental Authority.
“Ordinary Course of Business” means (x) an action taken by any Person in the ordinary course of such Person’s business, which is materially consistent with the past customs and practices of such Person, and (y) any COVID Action.
“Permit” means any permit, license, registration, findings of suitability, variance, exemption, certificate of occupancy, authorization (including authorizations under Gaming Laws),

certificate, declaration, Order or approval of or from any Governmental Authority, or any filing with or notification to any Governmental Authority.
“Permitted Encumbrance” means (i) any Encumbrance arising out of the acts or omissions of Purchaser or Persons acting by, through or under Purchaser; (ii) Encumbrances for current Taxes and assessments not yet past due, or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been accrued in accordance with GAAP on the Most Recent Balance Sheet; (iii) mechanics’, materialmen’s, workmen’s, bailee’s, repairmen’s, warehousemen’s and carriers’ liens and similar Encumbrances arising in the Ordinary Course of Business and for which adequate reserves have been established in accordance with GAAP; (iv) with respect to the Owned Real Property: (a) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over such real property which are not violated in any material respect by the current use and occupancy; and (b) Permitted Title Exceptions; (v) restrictions on the transfer of securities arising under federal and state securities Laws; (vi) other Encumbrances that do not materially detract from the current value of the property subject thereto or interfere with the current use thereof by the Acquired Companies and that do not secure monetary obligations; (vii) the rights of tenants or licensees under the Leases; (viii) Encumbrances which will be terminated as of the Closing as provided in this Agreement; and (ix) those Encumbrances set forth on Schedule 1.1(b).
“Permitted Title Exceptions” means those matters described in Schedule B of the Pro Forma, those other Encumbrances created, requested, or approved in writing by Purchaser, or any Encumbrances arising out of the design, construction, buildout or furnishing of the Sportsbook in accordance with Section 5.10.
“Person” means any natural person, corporation, limited liability company, association, partnership, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.
“Personal Information” means data or information that (i) is considered to be personally identifiable data or information under applicable Law or (ii) is governed, regulated or protected by one or more Privacy Laws, in each case which is collected, stored or used by any Company in the conduct of its business as currently conducted.
“Player List” means a list in a format (including an electronic format) reasonably acceptable to and usable by Purchaser of all data and information collected or maintained by or on behalf of the Acquired Companies relating to all customers that have visited the Casino & Hotel or activities by said customers at the Casino & Hotel, including (where available and as permitted by applicable Law):
(i)    each such customer’s personal and demographic information, including the customer’s name, address, phone number, social security number, birth date, gender, email, and disassociated patron status (where available);
(ii)    each such customer’s transactional history at the Casino & Hotel and/or each such customer’s patronage, purchase, and use of services during visits to the Casino & Hotel, including the dates, game types, average wager, times, length of visits, and hotel room reservation details (i.e., room types, dates, booked rates for future reservations, payment method);
(iii)    all data and information relating to the value spent or lost by such customers during their visits to the Casino & Hotel or value as a consumer of services at the Casino & Hotel, including information such as each customer’s total actual win or loss, total theoretical win or loss value, average daily worth (ADW), average daily theoretical value (ADT or THEO), or other metrics related to the customer’s transaction history or purchases of services at the Casino & Hotel;
(iv)    each such customer’s tier status in any customer loyalty program offered by the Acquired Company and total comp balance on the Closing Date for the Casino & Hotel;
(v)    the information set forth in Exhibit D; and
(vi)    any other data and information customarily used by the Acquired Companies at the Casino & Hotel to market or sell services to customers, including, but not limited to, survey data, Twitter accounts, and Facebook accounts;
provided, however, the Player List does not include (a) a copy of any portion of the Customer Database containing information unrelated to those customers identified on the Player List (but, for the avoidance of doubt, includes data that may be duplicated in the Customer Database) or (b) competitively sensitive information relating to Seller’s or its Affiliates’ (other than the Acquired Companies’) pricing strategies, including relating to the value of any benefits, rewards, gifts, coupons, or other player reinvestment incentives, provided or offered by Seller or its Affiliates (other than the Casino & Hotel) to the customer.
“Privacy Laws” means all applicable Laws pertaining to the privacy, security, integrity, accuracy, transmission, storage or other protection of Personal Information, including, as applicable to the Business, the Health Insurance Portability and Accountability Act, the Gramm-Leach-Bliley Act, the California Consumer Privacy Act and all U.S. state implementing laws, the CAN-SPAM Act, the Telephone Consumer Protection Act, and all current implementing Laws applicable to the Personal Information collected by the Acquired Companies from a customer of the Business, and the Payment Card Industry Data Security Standard.
“Proceeding” means any claim, action, cause of action, arbitration, audit, hearing, investigation, litigation, complaint, inquiry, proceeding or suit (whether civil, criminal, administrative, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority, mediator or arbitrator.
“Purchaser Fundamental Representations” means the representations of the Purchaser contained in Section 4.1 (Organization), Section 4.2 (Authority; Binding Nature), and Section 4.3(b) (No Conflicts) and each of the representations and warranties of TRWH contained in Section 9.18(b).
“Purchaser Disclosure Schedule” means the disclosure schedules attached hereto and delivered by Purchaser to Seller in connection with this Agreement.

“Purchaser Material Adverse Effect” means any Event which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on Purchaser’s ability to consummate the Contemplated Transactions in accordance with the terms of this Agreement.
“Purchaser’s Knowledge” means the actual knowledge, or the knowledge that would have been obtained (i) after reasonable inquiry of their direct reports and (ii) reasonable investigation, of George Papanier, Steve Capp and Craig Eaton.
“Purchaser’s Sportsbook Plans” shall mean, in connection with the design, construction, buildout and furnishing of the Sportsbook, (x) the architectural and engineering drawings (consisting of, among other elements, floor construction plans, ceiling lighting and layout, placement of television monitors and other audio/visual and electronic equipment and power and telecommunications plans within the Sportsbook), (y) mechanical drawings (consisting of, among other items, HVAC, electrical, telephone and plumbing for the Sportsbook) and (z) finish schedules (consisting of, among other items, wall finishes, floor finishes and miscellaneous details and design elements for the Sportsbook).
“Reference Cash Amount” means $4,265,000.
“Reference Working Capital” means negative $1,757,000.
“Registered Intellectual Property” means any rights in or to Intellectual Property that are the subject of an application, certificate, filing or registration with any Governmental Authority (or, in the case of any Internet domain names, by any domain name registrar).
“Related Agreements” means the documents, instruments, agreements or certificates contemplated by this Agreement to be entered into or delivered by any of the parties hereto in connection with the consummation of the Contemplated Transactions.
“Related Party” shall mean: (a) any Person that serves as a manager, director or officer (or in a similar function) of the Acquired Companies or Seller or any of their respective Affiliates or direct or indirect equityholders, (b) any Affiliate or direct or indirect equityholder of the Acquired Companies, (c) any trust of which a Person described in (a) above is grantor, and (d) any member of the Immediate Family of, or any Affiliate of, any Person described in (a) above. For purposes of this definition, the “Immediate Family” of an individual means (x) the individual’s spouse, and (y) any other natural person who is related to the individual or the individual’s spouse within the first degree (including by blood, marriage or adoption).
“Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, pumping, leaching or migration into the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.
“Representative” means, with respect to any Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Required Gaming Approvals” means the approval of the Contemplated Transactions by the Illinois Gaming Board and any approval applicable to the Business from Gaming Authorities required in connection with the sale of liquor at the Casino & Hotel; provided that “Required Gaming Approvals” shall not include the approval of the Illinois Sports Betting Licenses.
“Seller’s Knowledge” means the actual knowledge, or the knowledge that would have been obtained (i) after reasonable inquiry of their direct reports and (ii) reasonable investigation, of Brian Hansberry, Travis Hankins and Troy Wolford.
“Sports Betting License Filing Deadline” shall mean (i) with respect to Sports Betting License Option A, the date that is the later of (A) sixty (60) days following the date hereof and (B) sixty (60) days following the date of issuance of the Sports Betting License Request Confirmation; and (ii) with respect to Sports Betting License Option B, the date that is the latest of (A) sixty (60) days following the issuance of a Sports Betting License Request Response, (B) sixty (60) days following the MSP Designation Date and (C) the Sports Betting License Filing Deadline Extensions (if any).
“Sports Betting License Request Response” shall mean either a Sports Betting License Request Confirmation or a Sports Betting License Request Denial.
“Straddle Tax Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person will, at the time, directly or indirectly, beneficially or of record (a) own at least 50% of the outstanding equity, voting, beneficial or financing securities in such Person, (b) hold an amount of voting securities of or other equity securities in such Person that is sufficient to enable such Person to elect at least a majority of the members of such Person’s board of directors or other governing body, or (c) be a general partner, managing member or joint venturer.
“Tax” or “Taxes” means (i) all federal, state, local or non-U.S. income, gross receipts, license, payroll, employment, excise, stamp, occupation, premium, windfall profits, gaming, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, unclaimed property, occupation, capital, severance, ad valorem, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other taxes of any kind whatsoever and any fees, duties, charges, levies or assessments in the nature of taxes, including any interest, penalty or addition thereto, whether disputed or not and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of entities that files or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any Contract, agreement or arrangement, as a result of being a transferee or successor, or otherwise.
“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

“Third-Party Intellectual Property” means any Intellectual Property, the rights to which are owned by any Person other than the Acquired Companies.
“Third Person Claim” means any Proceeding by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement.
“Title Company” means First American Title Insurance Company.
“Title Threshold” means Sixty Thousand and No/100 Dollars ($60,000.00).
“Trade Secrets” means any and all trade secrets and confidential and proprietary ideas and information, know-how, inventions (whether or not patentable), discoveries, improvements, tools, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans, technical information and other confidential and/or proprietary information and all rights therein, including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law.
“Transaction Costs” means all fees, costs and expenses incurred on or before the Closing Date and payable by Seller or the Acquired Companies to third parties solely in connection with the Contemplated Transactions, only to the extent not paid by Seller or the Acquired Companies immediately prior to the Closing, and that will become or remain a Liability of the Acquired Companies after the Closing, including (i) any brokerage fees, commissions, finders’ fees or financial advisory fees, and, in each case, related costs and expenses, (ii) any fees, costs and expenses of counsel, accountants or other advisors or service providers, (iii) all stay, retention and change of control payments made to any current or former director, manager, officer or employee of an Acquired Company in connection with the Contemplated Transactions (including the employer’s share of any payroll, social security, unemployment or similar Taxes attributable to such amounts and any amounts payable to offset or gross-up any Person for any excise Taxes or income Taxes related such amounts) (and excluding, for the avoidance of doubt, any payments made pursuant to an agreement entered into with an effective time following the Closing by such director, manager, officer or employee with Purchaser (or any of its Affiliates) or severance payments made in connection with any termination that occurs after the Closing by or at the direction of Purchaser (or any of its Affiliates)), (iv) one-half of the filing fees required under the HSR Act, (v) one-half of the Transfer Taxes, (vi) the cost of the Title Endorsements up to the Title Threshold or the premium for the Title Policy that is allocable to standard coverage up to the Title Threshold (it being agreed that Purchaser will pay the portion of the premium for the Title Policy that is allocable to (y) standard coverage that exceeds the Title Threshold and (z) extended coverage (if applicable) and the cost of any title endorsements that Purchaser elects to require), and (vii) one-half of the D&O Tail Premium.
“Transition Services Agreement” means the Transition Services Agreement in substantially the form attached hereto as Exhibit B.
“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988 as amended, and any similar state and local Laws related to plant closings, mass layoffs and employment losses.

“Willful Breach” means, with respect to any breaches or failures to perform any of the covenants contained or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would or would reasonably be expected to result in or constitute a material breach of this Agreement.
“Working Capital” means, as of immediately prior to the Closing, the (a) Current Assets of the Acquired Companies, (b) less the Current Liabilities of the Acquired Companies, each determined on a basis consistent with the Working Capital Calculation (as defined below). A sample calculation of Working Capital for illustrative purposes only is set forth on Exhibit C (the “Working Capital Calculation”).
1.2    Glossary of Other Defined Terms
. The following sets forth the location of definitions of capitalized terms defined in the body of this Agreement:

Defined Term	Section
“2020 Audit”	5.20(a)
“Accountant Notice”	2.4(d)
“Actual Closing Cash”	2.4(e)
“Actual Illinois Sports Betting Licenses Costs”	2.4(e)
“Actual Indebtedness”	2.4(e)
“Actual Purchase Price”	2.4(e)
“Actual Transaction Costs”	2.4(e)
“Actual Working Capital”	2.4(e)
“Agreement”	Preamble
“Allocation Guidelines”	2.10
“Allocation Schedule”	2.10
“Audited Financial Statements”	3.7(a)
“Basket”	7.3(b)
“Business”	Recitals
“Casino & Hotel”	Recitals
“Casualty and Condemnation Event”	5.19(a)
“Casualty and Condemnation Proceeds”	5.19(a)
“Central Information”	5.15(a)(iv)(A)
“Claim Notice”	7.4(a)
“Closing”	2.5
“Closing Date”	2.5
“Closing Date Cash”	2.4(b)
“Closing Date Illinois Sports Betting Licenses Costs”	2.4(b)
“Closing Date Indebtedness”	2.4(b)
“Closing Date Purchase Price”	2.4(b)
“Closing Date Transaction Costs”	2.4(b)
“Closing Date Working Capital”	2.4(b)
“Common Information”	3.21(a)
“Company”	Preamble
“Company Buildout Contracts”	5.10(d)

Defined Term	Section
“Company Contractors”	5.10(d)
“Company Conversion”	Recitals
“Company Permits”	3.13(a)
“Company Plans”	3.17(a)
“Company Sportsbook Buildout Party”	5.10(d)
“Continuing Employee”	5.7(d)
“Conversions”	Recitals
“Company’s Chips”	2.4(a)(i)
“Counsel”	9.15
“Credit Limitations”	5.10(5)(i)
“D&O Indemnitees”	5.12(a)
“D&O Tail”	5.12(b)
“D&O Tail Premium”	5.12(b)
“Deposit”	2.12(a)
“Deposit Account”	2.12(b)
“Deposit Increase”	8.3(b)
“Dispute Notice”	2.4(c)
“Disregarded Entity”	3.9(a)
“Estimated Closing Cash”	2.3(a)
“Estimated Closing Statement”	2.3(a)
“Estimated Indebtedness”	2.3(a)
“Estimated Illinois Sports Betting Licenses Costs”	2.3(a)
“Estimated Transaction Costs”	2.3(a)
“Estimated Working Capital”	2.3(a)
“Existing Survey”	3.10(b)
“Existing Title Policies”	3.10(b)
“Final Plans”	5.10(b)
“Final Regulatory Action”	8.1(e)
“Final Resolution”	7.4(b)
“Financial Statements”	3.7(a)
“First Outside Date Extension”	8.1(b)(1)
“First Outside Date Extension Deposit Increase”	8.3(b)(iii)
“Foodservice”	Preamble
“Foodservice Conversion”	Recitals
“Form 8-K Financial Statements”	5.20(b)(i)
“HSR Filing”	5.2(b)
“IGA”	5.10(h)(i)
“Illinois Sportsbook Capital Expenditure Post-Termination Date Realized Amount”	5.10(h)(vii)
“Illinois Sportsbook Capital Expenditure Unrealized Amounts”	5.10(h)(vii)
“Indemnity Cap”	7.3(b)
“Initial Deposit”	2.12(a)
“Initial Regulatory Filing Deadline”	5.2(b)
“Interim Period”	5.15(a)(iii)

Defined Term	Section
“Lease”	3.10(c)
“Licensed Parties”	4.6
“Licensing Affiliates”	4.6
“Management Services Provider Application”	5.21(b)
“Management Services Provider Termination Provision”	5.21(b)(ii)
“Material Suppliers”	3.22
“Monetary Liens”	5.18(c)
“Most Recent Balance Sheet”	3.7(a)
“Most Recent Balance Sheet Date”	3.7(a)
“MSI”	3.18(a)
“MSI Employees”	3.18(a)
“MSP Desgnation Date”	5.21(d)
“Negotiating Period”	2.4(d)
“Outside Date”	8.1(b)
“Outside Date Extensions”	8.1(b)(6)
“Outside Date Extension Deposit Increases”	8.3(b)(vi)
“Owned Real Property”	3.10(b)
“Parent”	Preamble
“Payoff Letters”	2.6(d)
“Post-Closing Statement”	2.4(b)
“Pre-Closing Engagements”	9.15
“Pre-Closing Tax Credit Benefit”	5.10(h)(i)
“Pre-Closing Tax Period”	5.11(a)
“Previously Paid Illinois Sportsbook Capital Expenditures”	5.10(h)(v)
“Previously Paid Illinois Sportsbook Capital Expenditure Termination Date Realized Amount”	5.10(h)(v)
“Privilege Tax”	5.10(h)(i)
“Privilege Tax Credit”	5.10(h)(i)
“Privileged Communications”	9.15
“Pro Forma”	5.18(a)
“Proposed Allocation Schedule”	2.10
“Proprietary Software”	3.14(a)
“Purchase Price”	2.2
“Purchased Interests”	Recitals
“Purchaser”	Preamble
“Purchaser Arrangements”	3.17(l)
“Purchaser Buildout Contracts”	5.10(c)
“Purchaser Contractor”	5.10(c)
“Purchaser Indemnified Party”	7.1
“Purchaser Permits”	4.8(a)
“Purchaser Plans”	5.7(e)
“Purchaser Releasee”	5.13(a)
“Purchaser’s Management Services Provider”	5.21(b)(ii)
“Purchaser Sportsbook Buildout Party”	5.10(c)
“QSUB”	3.9(a)

Defined Term	Section
“Qualification Requirements”	5.10(h)(i)
“Regulation S-X”	5.20(b)(i)
“Regulatory Filing Termination Period”	5.20(b)
“Restricted Area”	5.15(a)(iv)(A)
“Restricted Parties”	5.15(a)(iv)
“Reverse Termination Fee”	8.3(b)
“Reverse Termination Fee Events”	5.20(b)
“SEC”	3.17(b)
“Second Outside Date Extension”	8.1(b)(2)
“Second Outside Date Extension Deposit Increase”	8.3(b)(iv)
“Seller”	Preamble
“Seller Indemnified Party”	7.2
“Seller Licensing Affiliates”	3.13(a)
“Seller Plans”	3.17(a)
“Seller Releasor”	5.13
“Shares”	Recitals
“Solvent”	3.24
“Sports Betting License Application Option A”	5.21(b)(i)
“Sports Betting License Application Option B”	5.21(b)(ii)
“Sports Betting License Applications”	5.21(a)
“Sports Betting License Request Confirmation”	5.21(b)
“Sports Betting License Request Denial”	5.21(b)
“Sports Betting Licensing Filing Deadline Extension”	5.21(d)
“Sportsbook”	5.10(a)
“Sportsbook Default Notice”	5.10(g)
“Survival Period”	7.3(a)
“S-X Financial Statements”	5.20(b)
“Tax Contest Claim”	5.11(f)(i)
“Tax Credit Offset Amount”	5.10(h)(iv)
“Tax Credit Repayment Amount”	5.10(h)(vii)
“Third Outside Date Extension”	8.1(b)(3)
“Third Outside Date Extension Deposit Increase”	8.3(b)(v)
“Title Endorsements”	5.18(a)
“Title Policy”	5.18(a)
“Transaction Approvals”	5.2(c)
“Transfer Taxes”	5.11(b)
“TRWH”	Preamble
“Unaudited Financial Statements”	3.7(a)
“Unreimbursed Illinois Sportsbook Capital Expenditures”	5.10(h)(iv)
“Year-End Balance Sheet”	3.7(a)
“Year-End Balance Sheet Date”	3.7(a)

1.3    Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) each reference to a Section, Exhibit or Schedule means a Section of, or Schedule or Exhibit to this Agreement, unless another agreement is specified, (b) the word “including” will be construed as

“including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, and (f) all pronouns and any variations thereof refer to the masculine, feminine or neuter singular or plural as the identity of the Person or Persons may require. The terms “hereof”, “herein”, “hereunder”, “hereto” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references herein to “dollars” or “$” are to U.S. dollars. All references herein to any period of days shall mean the relevant number of calendar days unless otherwise specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. All references herein to a “party” or “parties” are to a party or parties to this Agreement unless otherwise specified. The phrases “date of this Agreement,” “date hereof” and terms of similar impart, unless the context otherwise requires, shall be deemed to refer to the date set forth in the preamble of this Agreement. Any document, list or other item shall be deemed to have been “made available” or “delivered” to Purchaser for all purposes hereof only if such document, list or other item was provided and accessible to Purchaser and its Representatives at least forty-eight (48) hours prior to the date hereof and through the date hereof in the Data Room.
ARTICLE II
PURCHASE AND SALE OF PURCHASED INTERESTS

2.1    Purchase and Sale of Purchased Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, following the Conversions, Seller shall sell, assign, transfer, convey and deliver the Purchased Interests to Purchaser, free and clear of all Encumbrances (other than (i) applicable restrictions on future transfers by Purchaser arising under applicable securities Laws and/or Gaming Laws, and (ii) those arising out of acts of Purchaser or its Affiliates in connection with the Closing), and Purchaser shall purchase from Seller, the Purchased Interests for the consideration specified in Section 2.2.
2.2    Purchase Price. Subject to the adjustments set forth in this Article II, the aggregate consideration for the Purchased Interests shall be an amount equal to:
(a)    an amount in cash equal to One Hundred Twenty Million Dollars ($120,000,000);
(b)    minus, the amount (if any) by which the Reference Working Capital exceeds the Working Capital;
(c)    plus, the amount (if any) by which the Working Capital exceeds the Reference Working Capital;
(d)    plus, the amount (if any) by which the Closing Cash exceeds the Reference Cash Amount;

(e)    minus, the amount (if any) by which the Reference Cash Amount exceeds the Closing Cash;
(f)    plus, the Illinois Sports Betting Licenses Costs;
(g)    minus, the Indebtedness of the Acquired Companies;
(h)    minus, the Transaction Costs; and
(i)    minus, the Pre-Closing Tax Credit Benefit (if any).
(the sum of clauses (a), (b), (c), (d), (e), (f), (g), (h) and (i), the “Purchase Price”).
2.3    Estimate of Purchase Price.
(a)    On or prior to the third (3rd) Business Day prior to the Closing Date, Seller shall prepare and deliver a statement to Purchaser (the “Estimated Closing Statement”), stating Seller’s reasonable, good faith estimate of: (i) the Working Capital (the “Estimated Working Capital”), (ii) all Indebtedness of the Acquired Companies as of immediately prior to the Closing (the “Estimated Indebtedness”), (iii) all Transaction Costs (the “Estimated Transaction Costs”), (iv) the Closing Cash (the “Estimated Closing Cash”), (v) the Illinois Sports Betting Licenses Costs (the “Estimated Illinois Sports Betting Licenses Costs”), and, based thereon (vi) the Estimated Purchase Price, along with reasonably detailed calculations of each of the foregoing, and reasonable backup documentation regarding the calculation of such amounts. The Estimated Closing Statement (and the components thereof) shall be prepared and calculated in accordance with GAAP.
(b)    Following receipt of the Estimated Closing Statement, Seller shall permit Purchaser and its Representatives, upon written request (which may be by electronic mail), to review Seller’s and the Acquired Companies’ working papers relating to the calculation and preparation of the Estimated Working Capital, Estimated Indebtedness, Estimated Transaction Costs, Estimated Closing Cash and Estimated Illinois Sports Betting Licenses Costs, and Seller shall make reasonably available its Representatives (if any) responsible for the preparation of the Estimated Closing Statement in order to respond to the inquiries of Purchaser and its Representatives. Prior to the Closing, the parties shall reasonably attempt to resolve any disagreements concerning the computation of any of the items included in the Estimated Closing Statement in good faith; provided, that, it is acknowledged and agreed that if any disagreements cannot be resolved, then the Closing shall not be delayed and shall occur on the basis of the Estimated Closing Statement provided by Seller, and that any unresolved disagreements shall be deferred for resolution pursuant to the post-closing purchase price adjustment process described in Section 2.4.
2.4    Determination of Purchase Price; Post-Closing Purchase Price Adjustment.
(a)    Chips; Front Money.
(i)    During the period in which the Casino & Hotel is closed for gaming operations on the morning of the Closing Date and subject to applicable Law, Seller shall conduct a cash count and the drop for one hundred percent (100%) of the Acquired Companies’ gaming device “drop boxes” as well as a count of such Acquired Companies’ liability for all outstanding chips, tokens, tickets and similar cash equivalents (the “Company’s Chips”). Subject to applicable Law, representatives of Purchaser may be present to observe such cash count, drop box count, and Company’s Chips liability count if Purchaser so elects, and such cash count, drop box count, and Company’s Chips liability count shall be conclusive and binding upon the parties hereto, absent manifest error, and shall be used in the preparation of the Closing Date Cash and Closing Date Working Capital that is contained in the Post-Closing Statement (it being understood that the aggregate value of all outstanding Company’s Chips will constitute a Current Liability in connection with the calculation of the Closing Date Working Capital).
(ii)    Effective as of Closing, Representatives of each of Purchaser and Seller shall take inventory of all Front Money and identify what Persons are entitled to what portions of such Front Money. All such Front Money shall be retained in the cages of the Casino & Hotel and listed in an inventory prepared and signed jointly by Representatives of Purchaser and Seller no later than the Closing. From and after the Closing, Purchaser shall distribute Front Money only to the Persons and only in the amounts as determined pursuant to this Section 2.4(a)(ii).
(b)    As soon as reasonably practicable but in no event more than sixty (60) days following the Closing Date, Purchaser shall prepare and deliver a statement (the “Post-Closing Statement”) setting forth Purchaser’s reasonable, good faith determination of (i) the Working Capital (the “Closing Date Working Capital”), (ii) all Indebtedness of the Acquired Companies as of immediately prior to the Closing (the “Closing Date Indebtedness”), (iii) all Transaction Costs (the “Closing Date Transaction Costs”), (iv) the Closing Cash (the “Closing Date Cash”), (v) the Illinois Sports Betting Licenses Costs as of immediately prior to the Closing (the “Closing Date Illinois Sports Betting Licenses Costs”) and, based thereon, (vi) its calculation of the Purchase Price (the “Closing Date Purchase Price”). The Post-Closing Statement (including the Closing Date Working Capital, the Closing Date Indebtedness, the Closing Date Cash, and the Closing Date Transaction Costs) shall be prepared and calculated in accordance with GAAP. For the avoidance of doubt, the Post-Closing Statement shall not include any assets or liabilities that would otherwise be recorded on the Acquired Companies’ consolidated balance sheet, prepared in accordance with GAAP as of the close of business on the Closing Date, which are the result of any financing or other related transaction effected by or at the direction of Purchaser.
(c)    Seller and its accountants shall complete their review of the Post-Closing Statement within forty-five (45) days after Purchaser’s delivery thereof to Seller. During such review period, Purchaser shall permit Seller and its Representatives, upon written request (which may be by electronic mail), to review Purchaser’s and the Acquired Companies’ working papers relating to the calculation and preparation of the Post-Closing Statement, and Purchaser shall make reasonably available its Representatives (if any) responsible for the preparation of the Post-Closing Statement in order to respond to the reasonable inquiries of Seller and its Representatives. On or before the last day of such forty-five (45) day period, Seller may deliver to Purchaser a certificate (signed by an authorized officer of Seller) (a “Dispute Notice”) setting forth any of Seller’s objections to the calculation of any of the components in the Post-Closing Statement, together with reasonably detailed reasons therefor and calculations which, in its view, are necessary to eliminate such objections. If Seller does not deliver any Dispute Notice to Purchaser within such forty-five

(45) day period, then all items described in the Post-Closing Statement delivered by Purchaser to Seller shall be deemed agreed, final and binding on the parties. If Seller timely delivers a Dispute Notice, then all items described in the Post-Closing Statement delivered by Purchaser to Seller, other than those items which Seller specifically describes an objection to in the Dispute Notice, shall be deemed agreed, final and binding on the parties.
(d)    Purchaser and Seller shall endeavor in good faith to resolve any disputes related to a Dispute Notice within the thirty (30) day period (the “Negotiating Period”) following the delivery by Seller of a Dispute Notice. If Purchaser and Seller are able to resolve all disputed amounts or other disputes identified in the Dispute Notice, the Post-Closing Statement, as modified to reflect such resolution, shall be deemed agreed, final and binding on the parties. If Purchaser and Seller are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in a timely delivered Dispute Notice during the Negotiating Period, then within thirty (30) days following the end of the Negotiating Period, they shall jointly retain the Accounting Firm. The Accounting Firm shall be instructed only to resolve all outstanding disagreements relating to the Post-Closing Statement and the components reflected thereon, and shall be instructed not to otherwise investigate such matters independently or introduce different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies in connection therewith. The Accounting Firm shall investigate only those items that Purchaser and Seller have been unable to resolve and shall not assign a value to any item that is (i) greater than the greatest value for such item claimed by either of Purchaser or Seller or (ii) lower than the lowest value for such item claimed by either of Purchaser or Seller. Each of Purchaser and Seller shall execute and deliver a customary engagement letter as may be reasonably requested by the Accounting Firm. Purchaser and Seller shall instruct the Accounting Firm that, within five (5) Business Days following its acceptance of its appointment as the Accounting Firm, it shall deliver to Purchaser and Seller a written notice (B) no sooner than thirty (30) days following the date of delivery of the Accountant Notice (unless otherwise mutually agreed in writing among the Accounting Firm, Purchaser and Seller) and no later than forty-five (45) days following the date of delivery of the Accountant Notice), and (y) the format in which Purchaser and Seller are to submit their written presentations (which format shall be reasonably acceptable to Purchaser and Seller). A copy of all materials submitted to the Accounting Firm pursuant to the immediately preceding sentence shall be provided to the Accounting Firm by Purchaser and Seller, as applicable, no later than the deadline set forth in the Accountant Notice (as the same may be amended by the mutual written consent of the Accounting Firm, Purchaser and Seller), and a copy of such materials shall be provided to the other party hereto concurrently with the submission thereof to the Accounting Firm. Purchaser and Seller shall instruct the Accounting Firm to promptly, but in no event later than ninety (90) days after delivery of the Accountant Notice, determine (based solely on the written presentations of Purchaser and Seller timely delivered to the Accounting Firm in accordance with this Section 2.4(d) and in accordance with the guidelines and procedures set forth in this Agreement and not by independent review) only those matters in dispute and to render a written report as to the calculations of the disputed amounts, which report, absent manifest error, shall thereupon be conclusive and binding upon the parties hereto for all purposes hereunder. Upon the decision of the Accounting Firm, the Post-Closing Statement, as adjusted to the extent necessary to reflect the Accounting Firm’s decision, shall be the final Post-

Closing Statement. The fees, costs, and expenses of the Accounting Firm shall be borne by Purchaser and Seller based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm award $600 in favor of the Seller’s position, 60% of the costs of its review would be borne by Purchaser and 40% of the costs would be borne by Seller. The fees and expenses of Purchaser and its Representatives incurred in connection with the Post-Closing Statement and any Dispute Notice shall be borne by Purchaser, and the fees and expenses of Seller and its Representatives in connection with the Post-Closing Statement and any Dispute Notice shall be borne by Purchaser.
(e)    The Post-Closing Statement, including the Closing Date Indebtedness, the Closing Date Working Capital, the Closing Date Transaction Costs, the Closing Date Cash, the Closing Date Illinois Sports Betting Licenses Costs and the Closing Date Purchase Price as agreed to (or deemed to have been agreed to) between Purchaser and Seller or as determined by the Accounting Firm, as applicable, shall be conclusive and binding on all of the parties hereto and shall be deemed the “Actual Indebtedness,” “Actual Working Capital,” “Actual Transaction Costs,” “Actual Closing Cash,” “Actual Illinois Sports Betting Licenses Costs” and “Actual Purchase Price,” respectively, for all purposes herein.
(f)    Upon completion of the calculation of the Actual Indebtedness, Actual Working Capital, Actual Transaction Costs, Actual Closing Cash, Actual Illinois Sports Betting Licenses Costs and Actual Purchase Price in accordance with this Section 2.4, the following payments shall be made:
(i)    If the Purchase Price calculated using the Actual Indebtedness, Actual Working Capital, Actual Transaction Costs, Actual Closing Cash and Actual Illinois Sports Betting Licenses Costs is greater than the Estimated Purchase Price, then Purchaser shall promptly (but in no event later than three (3) Business Days after the final determination) pay such difference to Seller.
(ii)    If the Purchase Price calculated using the Actual Indebtedness, Actual Working Capital, Actual Transaction Costs, Actual Closing Cash and Actual Illinois Sports Betting Licenses Costs is less than the Estimated Purchase Price, then Seller shall promptly (but in no event later than three (3) Business Days after the final determination) pay such difference to Purchaser.
2.5    Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Interests contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Jones Day, 600 Brickell Ave., Suite 3300, Miami, FL 33131 (or pursuant to the electronic or other remote exchange of all executed documents and other closing deliverables required by Section 2.6) on or prior to the third (3rd) Business Day following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Article VI (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), or at such other time and place as Purchaser and Seller may mutually agree upon in writing (the day on which the Closing takes place is referred to herein as the “Closing Date”). The Closing shall be deemed to occur at 12:01 A.M. Central Time on the Closing Date.
2.6    Closing Deliveries by the Acquired Companies and Seller. At the Closing, the Acquired Companies and Seller shall deliver or cause to be delivered to Purchaser:
(a)    to the extent certificated, the original limited liability company interest certificates representing the Purchased Interests and the membership interests in Foodservice, duly endorsed in favor of Purchaser or its designee and, in the case of the Purchased Interests, if not certificated, such assignment agreements, in form and substance reasonably satisfactory to Purchaser, assigning Seller’s interest in the Purchased Interests to Purchaser free and clear of all Encumbrances;
(b)    [Reserved];
(c)    a certificate, dated as of the Closing Date and duly executed by an authorized officer of Seller, that each of the conditions set forth in Section 6.2 have been satisfied;
(d)    payoff letters, in form and substance reasonably satisfactory to Purchaser, with respect to all outstanding Indebtedness of the Acquired Companies to be paid off at Closing, as set forth on Schedule 2.6(d) (the “Payoff Letters”);
(e)    a certificate of non-foreign status, duly executed by Seller’s direct regarded owner, confirming that such Person is not a “foreign person” within the meaning of Section 1445 of the Code, such certificate to meet the requirements described in Treasury regulations section 1.1445-2(b)(2);
(f)    the consents, waivers, and approvals set forth on Schedule 2.6(f), in form and substance reasonably satisfactory to Purchaser;
(g)    a letter of resignation duly executed by each of the directors and officers of each Acquired Company (unless otherwise requested by Purchaser);
(h)    an IRS Form W-9 properly completed and duly executed by Seller’s direct regarded owner;
(i)    a certificate of Seller’s secretary, in form and substance reasonably satisfactory to Purchaser, certifying (i) resolutions of the board of directors of Seller approving this Agreement and the Contemplated Transactions, and (ii) the Charter Documents of Seller, in each case as amended and/or restated;
(j)    a customary owner's affidavit and, if applicable, a mechanics' lien indemnity relating to ongoing work at the Owned Real Property, in form and substance reasonably acceptable to the Title Company and Seller and sufficient to enable the Title Company to remove the standard exceptions from the Title Policy;

(k)    a customary non-imputation affidavit in form and substance reasonably acceptable to Title Company and Seller, in order to enable the Title Company to issue a non-imputation endorsement to the Title Policy or to the Existing Title Policies;
(l)    such conveyancing or transfer Tax forms or returns, if any, as are required to be delivered or signed by Seller or any Acquired Company by applicable state and local Laws in connection with the Contemplated Transactions;
(m)    written evidence reasonably satisfactory to Purchaser that those Encumbrances (other than Permitted Encumbrances) on the assets of the Acquired Companies (including the Owned Real Property) and guaranties by any Acquired Company, in each case set forth on Schedule 2.6(m), have been or will be released as of the Closing Date;
(n)    a certificate of an officer of the Company certifying on behalf of the Company that the Player List is located and readily accessible, as permitted by applicable Law, at the Casino & Hotel, and to the Company’s Knowledge, the Player List is complete and accurate in all material respects as of the Closing Date;
(o)    the Transition Services Agreement, duly executed by Seller and the Acquired Companies;
(p)    confirmation that the Name Change Affidavit has been filed with the appropriate Governmental Authority; and
(q)    the Domain Name Assignment Agreement, duly executed by Parent and the Company.
2.7    Payment on the Closing Date.

(a)    At the Closing, Purchaser shall pay the Purchase Price by wire transfer of immediately available funds as follows:
(i)    to Seller, the Estimated Purchase Price (minus the Deposit);
(ii)    to the applicable payees, the amounts necessary to pay the Estimated Transaction Costs (which such amounts and payees Seller shall deliver to Purchaser prior to the Closing); and
(iii)    to the holders of any Indebtedness, the amount required to pay in full and discharge all such Indebtedness as determined from the Payoff Letters.
(b)    Payments to be made by Purchaser pursuant to Section 2.7(a) shall be made by wire transfer of immediately available funds to one or more accounts, which account or accounts shall, except as otherwise agreed by Seller and Purchaser: (i) in the case of the Estimated Transaction Costs and the amounts to be paid to Seller, be designated by Seller in writing to Purchaser no later than two (2) Business Days prior to the Closing; and (ii) in the case of the holders of Indebtedness, be identified in the applicable Payoff Letter of each such Person.

2.8    Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver or cause to be delivered to Seller:
(a)    a certificate, dated as of the Closing Date and signed by a duly authorized officer of Purchaser, that each of the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied;
(b)    a certificate of Purchaser’s secretary, in form and substance reasonably satisfactory to Seller, certifying (i) resolutions of the board of directors (or other governing authority) of Purchaser approving this Agreement and the Contemplated Transactions, and (ii) the Charter Documents of Purchaser, in each case as amended and/or restated;
(c)    the Transition Services Agreement, duly executed by Purchaser; and
(d)    the payments provided for in Section 2.7.
2.9    Payment of Indebtedness.
(a)    Seller shall obtain and deliver to Purchaser before the Closing Date, and shall use commercially reasonable efforts to so deliver at least two (2) Business Days prior to the Closing Date, the Payoff Letters, which shall be in form and substance reasonably satisfactory to Purchaser and shall acknowledge the aggregate principal amount and all accrued but unpaid interest constituting the Estimated Indebtedness and shall provide that, upon receipt of such amounts pursuant to the Payoff Letters, (i) all such indebtedness shall be repaid, discharged and satisfied in full and (ii) all Encumbrances held by or on behalf of the lenders designated in the Payoff Letters upon any assets or properties of the Acquired Companies or the Purchased Interests or membership interests of Foodservice shall be fully released.
(b)    At or prior to the Closing, Seller shall (i) cause each of the Acquired Companies to be released, as of immediately prior to the Closing, from any Liability for Indebtedness of Seller or any Affiliate of Seller (including any guarantee thereof) and shall provide written evidence of same to Purchaser prior to the Closing, and (ii) cause any Encumbrances on the assets of any of the Acquired Companies to be released as of immediately prior to the Closing and shall provide Purchaser with evidence of the filing of, or lender authorization to file, any termination statements with regard to any previously filed financing statements evidencing a security interest in the assets of the Acquired Companies.
2.10    Agreed Tax Treatment; Purchase Price Allocation. Purchaser and Seller shall treat the Contemplated Transactions as a sale of the assets of the Acquired Companies to Purchaser, followed by a contribution of the assets of the Acquired Companies by Purchaser to the capital of the Acquired Companies by Purchaser in exchange for the stock of the Acquired Companies acquired in the Contemplated Transactions in a transaction to which Section 351 of the Code applies, consistent with Section 1361(b)(3)(C)(ii) of the Code and Treasury regulations Section 1.1361-5. Purchaser and Seller agree to allocate the Purchase Price (including, for purposes of this Section 2.10, any other consideration treated as paid by Buyer to Seller for U.S. federal income tax purposes, including any liabilities of the Acquired Companies deemed assumed) among the assets of the Acquired Companies in the manner set forth on Schedule 2.10 (the “Allocation Guidelines”) which schedule has been prepared in a manner consistent with Code Section 338 and

1060 and related Treasury regulations. Within ninety (90) days following the Closing Date, Purchaser shall deliver to Seller a proposed schedule (the “Proposed Allocation Schedule”) allocating the Purchase Price (including, for purposes of this Section 2.10, any other consideration treated as paid to Seller for tax purposes, including any liabilities of the Acquired Companies deemed assumed) among the assets of the Acquired Companies in a manner consistent with the Allocation Guidelines. Purchaser shall make such revisions to the Proposed Allocation Schedule as are timely and reasonably requested by Seller within thirty (30) days of Purchaser’s receipt of the Proposed Allocation Schedule. If Seller does not notify Purchaser in writing following Seller's receipt of the Proposed Allocation Schedule that Seller objects and/or has revisions to the Proposed Allocation Schedule, the Proposed Allocation Schedule shall be final and binding upon the parties to this Agreement. If within such thirty (30)-day period Seller so notifies Purchaser, Seller and Purchaser shall negotiate in good faith to resolve the disputed matters. If Seller and Purchaser are able to resolve the disputed matters within thirty (30) days following Purchaser’s receipt of Seller’s notice of objection, Seller and Purchaser shall revise the Proposed Allocation Schedule to reflect such resolution, and the revised Proposed Allocation Schedule shall be final and binding upon the parties to this Agreement. If Seller and Purchaser fail to reach agreement despite their good faith efforts within thirty (30) days following Purchaser’s receipt of Seller’s notice of objection, then the Accounting Firm shall settle any disputed matters and the provisions of Section 2.4(d) shall apply, mutatis mutandis. The Proposed Allocation Schedule as revised pursuant to this Section 2.10 shall be the “Allocation Schedule.” The Proposed Allocation Schedule and the Allocation Schedule shall be reasonable and shall be prepared in accordance with this Section 2.10 and Sections 338 and 1060 of the Code and the Treasury regulations thereunder. Purchaser and Seller shall file IRS Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with the Allocation Schedule. Purchaser and Seller each agrees to provide the other promptly with any other information required to complete Form 8594.
2.11    Withholding. Notwithstanding anything herein to the contrary, any applicable withholding agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement any withholding Taxes or other amounts required under the Code or any applicable Law to be deducted and withheld, and shall promptly remit such amounts to the applicable Governmental Authority; (in each case, without regard to any ability to defer Taxes under the Presidential Memorandum of August 8, 2020 or similar legislation, orders or guidance). If Purchaser or any other applicable withholding agent intends to withhold any amount pursuant to any Tax Law, other than compensatory withholding, then Purchaser will notify Seller of such planned withholding and cooperate with Seller, at no out of pocket costs to Purchaser, in good faith to eliminate or mitigate such withholding in a matter consistent with applicable Law. To the extent that any amounts are deducted or withheld by Purchaser, the Company or any other applicable withholding agent, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made provided such amounts are remitted by Purchaser to the applicable Governmental Authority. Notwithstanding anything to the contrary in this Agreement, any amounts paid to or for the benefit of any Person pursuant to the terms of this Agreement that constitute wages or compensation subject to employment or similar Tax may be paid to an Acquired Company or MSI, which in turn shall pay the applicable Person such amounts (less applicable employment or similar Tax, which shall be withheld and deposited with the appropriate Governmental Authority in accordance with applicable Law). Any amounts withheld hereunder as described in the preceding sentence will be treated as having been paid to the Person on whose behalf such withholding was made.

2.12    Deposit
(a)    The Parties acknowledge and agree that, prior to the date hereof, Purchaser has paid to the Seller an amount in cash equal to $4,000,000.00 (the “Initial Deposit”, and, together with any Deposit Increases, collectively, the “Deposit”), which Deposit shall be credited towards the payment of the Purchase Price at Closing, and shall otherwise be administered in accordance with this Agreement.
(b)    Concurrently with the execution and delivery of this Agreement by the Parties, Seller shall hold the Deposit in a separate, interest bearing, account (the “Deposit Account”), which funds shall not be removed, transferred or otherwise accessed except pursuant to Section 8.3. If the Closing occurs, the Deposit shall be credited against the payment of the Purchase Price at the Closing as provided in Section 2.7.
(c)    In the event of a termination of this Agreement, the Deposit shall be paid by or returned to Purchaser as applicable, as provided in Section 8.3. For the avoidance of doubt, the Parties acknowledge and agree that payment by Purchaser to Seller of the Deposit does not entitle Purchaser or its Affiliates to any acquisition of control of an Acquired Company, such control remaining vested at all times with Seller until such time as the Closing occurs.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES AND SELLER

Except as set forth in the Disclosure Schedules, each of the Acquired Companies and Seller, jointly and severally, hereby represent and warrant to Purchaser that the following representations and warranties are true and correct as of the time of execution of this Agreement and as of Closing:

3.1    Organization; Standing and Power.
(a)    Seller is a corporation (i) duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and (ii) with all requisite corporate power and authority to own and operate its properties and to carry on its business as presently conducted.
(b)    Schedule 3.1(b) sets forth a true and correct listing of the legal name and jurisdiction of incorporation of each Acquired Company. As of the date hereof and until immediately prior to the Conversions, each Acquired Company is and shall be a corporation (i) duly incorporated, validly existing and in good standing under the Laws of its state of incorporation, (ii) with all requisite corporate power and authority to own and operate its properties and to carry on its business as presently conducted, and (iii) duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases makes such qualification necessary, except with respect to this clause (iii) in such cases where the lack of said authorization or qualification would not be, individually or in the aggregate, material to the Acquired Companies or the Business. Following the Conversions until Closing, each Acquired Company will be a limited liability company (x) duly formed, validly existing and in good standing under the Laws of its state of formation, (y) with all requisite limited liability company power and authority to own and operate its properties and to carry on its business as presently conducted, and (z) duly qualified and in good standing as a foreign limited liability company authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases makes such qualification necessary, except with respect to this clause (z) in such cases where the lack of said authorization or qualification would not be, individually or in the aggregate, material to the Acquired Companies or the Business.
3.2    Authority; Execution and Delivery; Binding Nature. Each of the Acquired Companies and Seller has all requisite power and authority to enter into this Agreement and any Related Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. The execution, delivery and performance by each of the Acquired Companies and Seller of this Agreement and the Related Agreements to which it is a party, and the consummation by each of the Acquired Companies and Seller of the Contemplated Transactions have been duly authorized by all necessary action on the part of each of the Acquired Companies and Seller and no other proceedings (corporate, limited liability company or otherwise) on the part of any of the Acquired Companies or Seller or their respective board of directors or stockholders (or the equivalent thereof) is necessary to authorize this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly executed and delivered by each of the Acquired Companies and Seller, and at or before the Closing each of the Acquired Companies and Seller will have duly executed and delivered each Related Agreement to which it is a party, and this Agreement constitutes, and each Related Agreement to which it is a party will after the Closing constitute (assuming due authorization, execution and delivery by the other parties thereto) the legal, valid and binding obligation of each of the Acquired Companies and Seller, enforceable against each of the Acquired Companies and Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws affecting creditors’ rights and remedies generally and general principles of equity (irrespective of whether enforcement is sought in a proceeding at law or in equity). True and complete copies of the Charter Documents of Seller and the Acquired Companies, in each case as amended through the date hereof, have been provided to Purchaser.
3.3    No Conflict. The execution, delivery and performance by each of the Acquired Companies and Seller of this Agreement, the execution, delivery and performance by each of the Acquired Companies and Seller of each Related Agreement to which it is a party and the consummation of the Contemplated Transactions, including the Conversions, do not and will not, with or without notice or lapse of time or both, conflict with, contravene, result in any violation of or default under, or give rise to a right of termination, cancellation, loss of benefit, or acceleration of any obligation under, result in the creation of any Encumbrance (other than any Permitted Encumbrance) upon any of the properties or assets of Seller or any Acquired Company under, or require a consent or waiver under, (a) subject to the approvals, consents, filings, and other matters referred to in Section 3.4, any Law or Order applicable to Seller, any Acquired Company or the Business, (b) any Charter Documents of Seller or any Acquired Company, or (c) any Material Contract which Seller or an Acquired Company is a party or otherwise bound, except in the case of subclause (c) of this Section 3.3, for such conflicts, breaches, terminations, amendments, accelerations, cancellations or defaults that (x) would not, individually, or in the aggregate, be reasonably likely to be material to the Acquired Companies taken as a whole or (y) would not materially delay or materially impair the Closing.

3.4    Consents and Approval. No consent, approval, Order, Permit, authorization or other action by, or registration or filing with, or notification or declaration to, any Governmental Authority on the part of Seller or any Acquired Company is required in connection with the execution, delivery and performance by Seller or any Acquired Company, as applicable, of this Agreement and the Related Agreements to which it is a party or the consummation of the Contemplated Transactions (including the Conversions), except as set forth on Schedule 3.4.
3.5    Capitalization.
(a)    As of the date hereof and until immediately prior to the Company Conversion, the issued and outstanding capital stock of the Company consists exclusively of the Shares and the Shares constitute all of the issued and outstanding equity and voting interests of the Company, and all of which are owned by Seller beneficially and of record, free and clear of all Encumbrances. Schedule 3.5(a) sets forth, as of the date hereof, the authorized capital stock of each Acquired Company, the number of issued and outstanding shares of capital stock, the record and beneficial owner of all issued and outstanding shares of capital stock, the number of issued shares of capital stock held as treasury shares, the number of shares of capital stock unissued and not reserved for any purpose of each Acquired Company. The issued and outstanding capital stock of the Acquired Companies set forth on Schedule 3.5(a) constitutes all of the issued and outstanding equity and voting interests of the Acquired Companies as of the date hereof and until immediately prior to the Conversions. Following the Conversions and as of immediately prior to the Closing, the issued and outstanding equity and voting interests of the Company consists exclusively of the Purchased Interests, all of which are owned by Seller beneficially and of record, free and clear of all Encumbrances. All of the issued and outstanding capital stock or equity interests of Foodservice are held exclusively by the Company, free and clear of all Encumbrances. All of the outstanding shares of capital stock or equity interests of the Acquired Companies have been duly authorized, validly issued and are fully paid and non-assessable, are free of preemptive rights, and all of the outstanding shares of capital stock or equity interests of the Acquired Companies have been offered, issued, sold and delivered in compliance with all applicable federal and state Laws. None of the Acquired Companies has any outstanding bonds, debentures, notes or similar obligations the holders of which, in the capacities as such holders, have the right to vote (or that are convertible into or exercisable for securities having the right to vote) on any matter.
(b)    Except for this Agreement, restrictions on the transfer of securities arising under federal and state securities Laws or Gaming Laws, and those Encumbrances identified on Schedule 3.5(b), there are no (i) agreements, arrangements, options, warrants, puts, pledges, calls or similar rights (including preemptive rights) providing for the issuance, sale, purchase or redemption of the Shares or, following the Conversions, the Purchased Interests or any securities exchangeable for or convertible into any equity interest in or voting rights with respect to any of the Acquired Companies, (ii) proxies, voting agreements, voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting, transfer or disposition of the shares of capital stock or equity interests of any of the Acquired Companies (including any restrictions on the payout of dividends), or (iii) any other restrictions applicable to the shares of capital stock or equity interests of any of the Acquired Companies pursuant to any Contract to which Seller or any Acquired Company is a party.

(c)    Upon transfer of the Purchased Interests by Seller at the Closing, Purchaser will receive good and valid title to the Purchased Interests free and clear of all Encumbrances (other than restrictions arising from the actions or omissions of Purchaser or its Affiliates or restrictions on the transfer of securities arising under federal and state securities Laws or Gaming Laws).
3.6    Subsidiaries. The Company has no Subsidiaries, other than Foodservice. Except as set forth on Schedule 3.1(b), none of the Acquired Companies, directly or indirectly (a) owns, of record or beneficially, nor is any Acquired Company a party to any Contract to acquire, any equity interests or voting rights in any Person, or (b) have the right to control any Person, whether as a general partner, managing member, trustee or through majority representation on such Person’s board of directors.
3.7    Financial Information; Internal Accounting Controls; No Undisclosed Liabilities.
(a)    Schedule 3.7(a) contains (i) a true and complete copy of the Acquired Companies’ consolidated audited financial statements as of and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, comprising the consolidated audited balance sheets of the Acquired Companies as of December 31, 2019, December 31, 2018 and December 31, 2017 (such balance sheet of the Acquired Companies as of December 31, 2019, the “Year-End Balance Sheet” and, the date thereof, the “Year-End Balance Sheet Date”) and the related consolidated audited statements of income and retained earnings, cash flows and stockholders’ equity for the years then ended (collectively, the “Audited Financial Statements”) and (ii) the consolidated unaudited financial statements as of and for the 8-month period ended as of August 23, 2020, comprising the consolidated balance sheet of the Acquired Companies as of August 23, 2020 (the “Most Recent Balance Sheet” and, the date thereof, the “Most Recent Balance Sheet Date”) and the related consolidated statements of income and retained earnings and cash flows for the 8-month period then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). Except as set forth therein or as disclosed in the notes thereto, the Financial Statements have been prepared in conformity with GAAP consistently applied, subject, in the case of the Unaudited Financial Statements, to normal and recurring year-end adjustments and the absence of footnotes disclosures, and present fairly, in all material respects, the financial position and results of operations and cash flows of the Acquired Companies as of their respective dates and for the respective periods covered thereby. The Financial Statements were prepared from, and in accordance with, the books and records of the Acquired Companies that have been maintained in material compliance with applicable legal and accounting requirements and reasonable business practices. Since January 1, 2017, no Acquired Company has been required to report any significant deficiency or material weakness in the accounting system with respect to the reporting of gaming revenues to any Gaming Authority.
(b)    The Acquired Companies do not have any Liabilities, whether or not accrued or unaccrued or contingent, required to be reflected, or reserved against, on a balance sheet prepared in accordance with GAAP other than Liabilities (i) reflected, or reserved against, on the Most Recent Balance Sheet (or in the notes thereto) included in the Unaudited Financial Statements, (ii) that were incurred in the Ordinary Course of Business after the date of the Unaudited Financial Statements, (iii) that were incurred in connection with the Contemplated

Transactions or at the written direction of Purchaser, or (iv) that, individually or in the aggregate, would not be material to the Acquired Companies.
(c)    Except as set forth on Schedule 3.7(c), no Acquired Company has any Indebtedness.
3.8    Ordinary Course. Since the Year-End Balance Sheet Date:
(a)    each Acquired Company has conducted its business in all material respects in the Ordinary Course of Business;
(b)    there has been no Material Adverse Effect; and
(c)    no Acquired Company has taken or failed to take any action that, if taken (or not taken) on or after the date hereof and prior to the Closing Date, would have required the consent of Purchaser pursuant to Section 5.1(b).
3.9    Taxes.
(a)    At all times since the date of its formation, the Seller (including any predecessor thereof) has been a validly electing, and properly treated as a, “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code (a “QSUB”) for federal income tax purposes and all applicable state and local income tax purposes, and Seller shall continue to be a valid QSUB for federal income tax purposes and all applicable state and local income Tax purposes up to and including the Closing Date. At all times from the date of its formation and until the effectiveness of its Conversion, each Acquired Company was a validly electing QSUB for federal income tax purposes and all applicable state and local income Tax purposes. At all times from the effectiveness of its Conversion through the Closing, each Acquired Company has been properly treated for federal income tax purposes and all applicable state and local income Tax purposes as an entity “disregarded as an entity separate from its owner” within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii) (a “Disregarded Entity”).
(b)    There have been no events, transactions or activities of the Seller or any Acquired Company which would cause, or would have caused, (i) the status of the Seller a QSUB, (ii) prior to the effectiveness of the Conversions, the status of any Acquired Company as a QSUB, or (iii) on and after the effectiveness of the Conversions, the status of any Acquired Company as a Disregarded Entity, in each case, to be subject to termination or revocation (whether purposefully or inadvertently).
(c)    There are no material Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of Seller or any Acquired Company. Neither the Seller nor any Acquired Company has within the two (2) taxable years prior to the date hereof constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code.
(d)    All material Tax Returns required to have been filed by or with respect to the Acquired Companies have been timely filed with the appropriate Governmental Authorities. All such Tax Returns are complete, true and accurate in all material respects, and were prepared in substantial compliance with all applicable Laws. All material Taxes (whether or not shown on any Tax Return) for which the Acquired Companies may be liable have been timely paid.
(e)    All material Taxes which the Acquired Companies are required by law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Authority. Each of Seller and the Acquired Companies has materially complied with all reporting and recordkeeping requirements relating to such Taxes (including, without limitation, the timely filing and delivery of all material IRS Forms W-2 and 1099 with respect thereto). Each of Seller and the Acquired Companies has correctly classified (in accordance with all applicable Laws) all individuals performing services for the Seller or the Acquired Companies, as applicable, as common law employees, leased employees, independent contractors or agents of the Seller or the Acquired Companies, as the case may be.
(f)    No assessment or other action, suit, investigation, audit or proceeding by any Governmental Authority is in process, pending or threatened in writing with respect to any Tax Liability or Tax Return of Seller or any Acquired Company or has been conducted in the last three (3) years. No written claim has been made in the last three (3) years by a Governmental Authority in a jurisdiction where Seller or any Acquired Company does not file Tax Returns that Seller or such Acquired Company is or may be subject to the imposition or assessment of Tax by that jurisdiction. Neither Seller nor any Acquired Company has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled.
(g)    No Acquired Company (a) has ever been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return, (b) has ever been a member of a member of an affiliated, consolidated, combined or unitary group with respect to any state, local or non-U.S. Taxes (other than any such group with respect to which the Acquired Companies were the only members of such group), or (c) has any Liability for the Taxes of any Person under Treasury regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise.
(h)    Neither Seller nor any Acquired Company has ever been a party to or participated in any “reportable transaction,” “confidential corporate tax shelter” or any “potentially abusive tax shelter” within the meaning of Section 1.6011-4(b), Section 301.6111-2 or Section 301.6708-1T of the Treasury regulations, respectively.
(i)    No waiver of any statute of limitations in respect of Taxes for which an Acquired Company may be liable is in effect, and no request for any extension of time with respect to a Tax assessment or deficiency is in effect.
(j)    None of the Acquired Companies is a party to any Tax allocation or sharing agreement, other than commercial agreements entered to in the Ordinary Course of Business not primarily related to Taxes. The Acquired Companies have timely and properly paid all material amounts required to have been paid with respect to Taxes pursuant to any such commercial agreements.
(k)    There are no Tax rulings or requests for rulings for which any of the Acquired Companies may be liable that could affect the Acquired Companies’ Liability for Taxes for any taxable period. Any powers of attorney granted by any of the Acquired Companies prior to the Closing will terminate and be of no effect following the Closing.
(l)    Except as set forth on Schedule 3.9(l), no Acquired Company is currently the beneficiary or recipient of any Tax holiday, grant or incentive under local, state or non-U.S. law. There are no Tax credits, grants or similar amounts that are or could be subject to clawback or recapture as a result of the Contemplated Transactions or a failure by the Acquired Companies to satisfy one or more requirements on which the credit, grant or similar amount is or was conditioned.
(m)    No Acquired Company is or will be required to include an item of income, or exclude an item of deduction, for any taxable period beginning after the Closing Date as a result of (i) an installment sale transaction governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring on or before the Closing reported as an open transaction for federal income tax purposes (or any similar provision of state, local or non-U.S. Law); (iii) any prepaid amounts; (iv) pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Laws) as the result of a change in a method of Tax accounting made by an Acquired Company prior to the Closing or the use of an impermissible method of Tax accounting by or with respect to an Acquired Company on or prior to the Closing Date; or (v) an agreement entered into with any Governmental Authority (including a “closing agreement” under Section 7121 of the Code) by or with respect to an Acquired Company prior to the Closing.
(n)    Each of the Acquired Companies has properly collected and remitted all sales, use, value-added and similar Taxes with respect to any sales or provision of services and leases that were exempt from sales, use, value-added and similar Taxes with respect to any sales or provisions of services to its customers and any leases. With respect to such sales, provisions of services and leases that were exempt from sales, use, value-added or similar Taxes, each of the Acquired Companies has complied in all material respects with applicable Laws regarding the receipt and retention of any appropriate Tax exemption certificates and other documentation qualifying such sales, leases or provision of services as exempt.
(o)    All fees, charges, costs or expenses pursuant to Affiliate services agreements or otherwise which are paid by Seller or any Acquired Company have been made on an arms’-length basis within the meaning of Section 482 of the Code and the Treasury regulations promulgated thereunder.
(p)    No Acquired Company possesses or holds any material amount of property or obligations, including uncashed checks to vendors, customers, or employees, nonrefunded overpayments, credits or unclaimed amounts or intangibles, that is required to be paid or remitted to any Governmental Authority under any applicable escheatment, unclaimed property or similar Laws.
(q)    The aggregate amount of unpaid Taxes of each of the Acquired Companies does not exceed the reserves for current Taxes (excluding any reserve established to reflect timing differences between book and Tax items) set forth on the balance sheet contained in the Unaudited Financial Statements (without regard to any notes thereto) as adjusted for the passage of time. All

Liabilities for Taxes of each Acquired Company are properly reflected in the Unaudited Financial Statements in accordance with GAAP.
(r)    Schedule 3.9(r) sets forth all of the Acquired Companies’ (i) elections to defer any payroll Taxes for any taxable period beginning on or after January 1, 2020 under any provision of federal, state, local or non-U.S. Laws (including the CARES Act and the U.S. Presidential Memorandum of August 8, 2020), (ii) claims or applications for an employee retention Tax credit with respect to any taxable period beginning on or after January 1, 2020, or (iii) loans, loan assistance, or other financial assistance taken out, received, or requested under the CARES Act, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Program, or any other subsequently enacted federal Law.
(s)    No Acquired Company owns an interest in an entity or is a party to any joint venture or arrangement, in each case, that is classified, or reasonably could be classified, as a partnership for federal income tax purposes or any applicable state and local income Tax purposes.
(t)    Seller has made available to Purchaser a true and correct copy of each Tax Return filed by any of the Acquired Companies, as applicable, together with supporting workpapers, for taxable periods ending on or after December 31, 2015.
3.10    Title to Assets; Real Property.
(a)    The assets and properties owned or leased by, or licensed to, the Acquired Companies constitute all of the assets and properties used in or necessary for the operation of the Business (including all books, records, computers, computer programs, data processing systems, telephone and facsimile numbers) and, other than the Owned Real Property, which is the subject of representations in Section 3.10(b), are in reasonably good and serviceable condition (subject to normal wear and tear) and are suitable for the uses for which intended and, other than the Owned Real Property, which is the subject of representations in Section 3.10(d), such use complies in all material respects with all applicable Laws, including Gaming Laws. Except with respect to the Owned Real Property, which is the subject of representations in Section 3.10(b), the Acquired Companies have good and marketable title to all assets, or a valid leasehold interest in, license or right to use, all of their properties and assets, and none of such properties or assets is subject to any Encumbrances, other than Permitted Encumbrances. Schedule 3.10(a) sets forth true and complete list of (i) all vehicles owned by the Acquired Companies and (ii) all machinery, equipment, furniture and other tangible personal property owned by the Acquired Companies and having an original cost of One Hundred Thousand Dollars ($100,000) or more.
(b)    All real property owned by the Acquired Companies is legally described in Schedule 3.10(b) (together with any structures and other improvements thereon, collectively, the “Owned Real Property”). Seller has made available to Purchaser copies of any existing surveys of the Owned Real Property in the possession of Seller (“Existing Surveys”) and any title insurance policies with respect to the Owned Real Property held by the Acquired Companies (the “Existing Title Policies”), together with copies of all deeds, mortgages, title commitments, zoning reports, certificates of occupancy, and real property-related licenses, in each case, in the possession or control of Seller or the Acquired Companies as of the date of this Agreement with respect to the Owned Real Property. Except as shown in the Existing Title Policies, the Acquired Companies have good and marketable fee simple title to the Owned Real Property, all Improvements thereon and all fixtures thereto, free and clear of all Encumbrances other than Permitted Encumbrances. None of the Acquired Companies is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease (as tenant) or purchase any real property.
(c)    The Acquired Companies do not lease, sublease, license or otherwise occupy any real property owned by a third Person. Schedule 3.10(c) sets forth a true and complete list of each lease, sublease, license or similar occupancy agreement (“Lease”) under which any of the Acquired Companies is lessor, sublessor or licensor or has otherwise granted a right of occupancy to a third Person over the Owned Real Property. True and correct copies of the Leases have been made available to Purchaser. The Leases are in full force and effect, and to Seller’s Knowledge, no off-sets or defenses are available to any party under the Leases. No Acquired Company, nor, to Seller’s Knowledge, any tenant or other party, is in default under the Leases.
(d)    (i) No Acquired Company has received written notice of any pending or threatened condemnation or eminent domain proceedings or their local equivalent that would materially affect any Owned Real Property, (ii) the use and occupancy of the Owned Real Property by the Acquired Companies and the conduct of the Business thereat does not violate, in any material respect, any applicable Law (including Gaming Laws and zoning Laws) or any deed restrictions, covenants, encumbrances, easements, rights of way or similar agreements, (iii) to Seller’s Knowledge, there are no material inquiries, complaints, proceedings or investigations (excluding routine, periodic inspections) pending regarding compliance of the Owned Real Property with any Laws, (iv) except as set forth on Schedule 3.10(c), there are no leases, subleases, licenses, or occupancy agreements granting to any third Person the right, use or occupancy of any portion of the Owned Real Property, (v) to Seller’s Knowledge, no third Person has any outstanding option or right of first refusal or right of first offer to purchase, lease, occupy, license, or otherwise acquire the Owned Real Property, or any portion thereof or interest therein, (vi) to Seller’s Knowledge, all Improvements comply with valid and current certificates of occupancy or similar Permits to the extent required by Law for the use thereof, and conform in all material respects with all applicable Laws, (vii) to Seller’s Knowledge, each parcel of Owned Real Property is zoned for the purposes for which the Owned Real Property and Improvements thereon are currently being used, (viii) no written notice from any Governmental Authority has been received by any of the Acquired Companies concerning the pending imposition of any special assessments on the Owned Real Property, (ix) no Acquired Company has received written notice of any current or pending regulatory proceedings or administrative actions relating to any portion of the Owned Real Property, (x) to Seller’s Knowledge, the Improvements are all substantially within the boundary lines and set back requirements of such property or have the benefit of valid, perpetual and non-terminable easements, and there are no encroachments thereon that would materially affect the ownership or the use thereof, (xi) neither Seller nor any Acquired Company has transferred to a third Person any development rights with respect to the Owned Real Property, (xii) the Improvements are (A) to Seller's Knowledge, in good operating condition and repair (ordinary wear and tear excepted) and (B) suitable and adequate for continued use in the manner in which they are presently being used, (xiii) except as set forth in the Existing Title Policies, the Acquired Companies have good and valid rights of ingress and egress to and from the Owned Real Property from and to the public street systems for all usual street and road purposes, and, to Seller’s Knowledge, public access, water, storm and sanitary sewers, and electrical, gas and telephone facilities are available to the Owned Real Property and are sufficient to meet the reasonable needs of each as presently being used, and, to Seller's Knowledge, no other utility facilities are necessary to meet the reasonable needs of the Owned Real Property as currently used, and (xiv) to Seller’s Knowledge, the Improvements do not have any material structural defect.
(e)    Other than the Leases and other than as shown on the Existing Title Policies, neither Seller nor any Acquired Company has made or entered into any Contracts to sell, mortgage, pledge or hypothecate, lease, sublease, convey, alienate, transfer or otherwise dispose of or encumber the Owned Real Property, or any portion thereof, other than as a result of the Contemplated Transactions. Seller has provided Purchaser with correct and complete copies of any Contracts affecting in any material respect the use or occupancy of the Owned Real Property that will be binding on Purchaser or the Acquired Companies after Closing.
(f)    To the extent that any due diligence materials with respect to the Owned Real Property are provided by Seller to Purchaser, such due diligence materials are those used and relied upon by Seller and the Acquired Companies in the ordinary course of owning and operating the Owned Real Property.
(g)    Except for the Leases, Encumbrances disclosed in the Existing Title Policies or in the Permitted Title Exceptions, or as disclosed in the materials in the Data Room, none of Seller or any of the Acquired Companies has, nor to Seller’s Knowledge has as any predecessor in title, executed or caused to be executed any Encumbrance affecting or encumbering any portion of the Owned Real Property that has not specifically been disclosed to Purchaser in writing.
(h)    Neither Seller nor any of the Acquired Companies has received any written notice of any material default under any Encumbrance affecting or encumbering Owned Real Property or any portion thereof that remains outstanding and uncured as of the date hereof.
(i)    Neither Seller nor any of the Acquired Companies has received any written notice from any tenant or Governmental Authority that any material repairs, alterations, or corrections are required to be made to the Owned Real Property.
(j)    Except as set forth on Schedule 3.10(j), (i) no tenant or licensee under any Lease is entitled to any allowance for decoration, redecoration or other improvements under any of the Leases; (ii) there are no obligations on the part of the landlord under any Lease that are not completed for decoration, redecoration, or other improvements under any Lease; and (iii) there are no leasing brokerage agreements, leasing commission agreements or other agreements providing for the payment of any amounts in connection with the Leases, and no commissions are due, for leasing activities with respect to the Owned Real Property.
3.11    Litigation.
(a)    There are no and during the previous three (3) years there have been no Proceedings pending or to Seller’s Knowledge threatened: (i) against or affecting any of the Acquired Companies, the assets or properties of the Business, (ii) seeking injunctive relief, restrictions or sanctions or penalties against an Acquired Company, (iii) seeking to enjoin, challenge, prevent or otherwise materially delay the Contemplated Transactions, or (iv) against

Seller or its Affiliates (which Proceedings relate to the Business or its ownership of the Shares or, following the Conversions, the Purchased Interests).
(b)    Neither the Shares (or, following the Conversions, the Purchased Interests) nor the Acquired Companies or any of their assets or properties is subject to any Order, and there is no Order against any of the Acquired Companies, the Shares (or, following the Conversions, the Purchased Interests) or the Business or that would make illegal, restrict, materially delay, prevent or prohibit the consummation of the Contemplated Transactions.
3.12    Compliance.
(a)    The operation of the Acquired Companies and the Business is, and since January 1, 2017 has been, in compliance in all material respects with all applicable Laws. Seller is, and since January 1, 2017 has been, in compliance in all material respects with all applicable Laws applicable to the Shares or, following the Conversions, the Purchased Interests.
(b)    Since January 1, 2017, neither Seller nor any Acquired Company has received any written notice or other written communication from any Governmental Authority or other Person (x) asserting any material violation of, or failure to comply in any material respect with, any requirement of any Law applicable to an Acquired Company, (y) advising that Seller or an Acquired Company is being investigated with respect to any allegation that it has violated, in any material respect, or failed to comply, in any material respect, with any Law applicable to an Acquired Company, or (z) notifying Seller or an Acquired Company of the suspension, denial, non-renewal, revocation or withdrawal of any permit or license material to the operation of the business of an Acquired Company.
(c)    No Acquired Company, nor any Representative of any Acquired Company, or, to Seller’s Knowledge, any other Person acting for or on behalf of any Acquired Company, has directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment, bribe, rebate, kickback, payoff or similar benefit, whether in money, property or services, to any supplier, customer, governmental official, candidate for public office or employee or other Person in violation of applicable Laws. No Acquired Company has accepted or received any illegal gift, contribution, payment, bribe, rebate, kickback, expenditure or other item of value.
(d)    The Acquired Companies have in place, and at all times have had in place, a written anti-money laundering program and a responsible gaming program, in each case in compliance in all material respects with applicable Law, and have complied in all material respects with the terms of such programs.
3.13    Permits.
(a)    Each Acquired Company and, to the Seller’s Knowledge, each of the Acquired Companies’ directors, managers, officers, principals, Affiliates and Persons performing management functions similar to officers of an Acquired Company (any such Persons, including the Acquired Companies, the “Seller Licensing Affiliates”), hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Authorities (including under the Gaming Laws), necessary to conduct the business and operations conducted by the Acquired Companies, each of which is valid and in full force and effect in all material respects (the “Company Permits”).
(b)    With respect to the Company Permits held by Seller and the Acquired Companies, no event has occurred or condition or state of facts exists which permits, or upon the giving of notice or passage of time, or both, would permit or would be reasonably likely to result in, the revocation, non-renewal, modification, suspension, limitation or termination of any Company Permit that currently is in effect. With respect to the Company Permits held by the directors, managers, officers and Persons performing management functions similar to officers of the Seller or the Acquired Companies, to the Seller’s Knowledge, no event has occurred or condition or state of facts exists that permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any of such Company Permits that currently are in effect, except in each case as would not, individually or in the aggregate, be reasonably expected to materially and adversely affect the Acquired Companies taken as a whole or materially delay or impede the ability of the parties hereto to consummate the Contemplated Transactions. Seller and each Acquired Company and, to the Seller’s Knowledge, its directors, officers, and Persons performing management functions similar to officers for an Acquired Company, are in compliance in all material respects with the terms of the applicable Company Permits except for such failures to comply that would not, individually or in the aggregate, be reasonably likely to be material to the Acquired Companies taken as a whole.
(c)    Since January 1, 2017, neither Seller nor any Acquired Company has received any written notice or other written communication from any Governmental Authority or other Person (i) asserting any material violation of, or failure to comply in any material respect with, any requirement of any Law applicable to a Company Permit, (ii) advising that it is being investigated with respect to any allegation that it has violated in any material respect, or failed to comply in any material respect with a Company Permit, or (iii) notifying an Acquired Company of the suspension, denial, non-renewal, revocation or withdrawal of any Company Permit.
(d)    To Seller’s Knowledge, there is no fact or set of facts, which if known to the Gaming Authorities, will or would reasonably be expected to result in (i) the failure to obtain any Transaction Approval, or (ii) the failure to maintain in good standing any Company Permit (including any finding of suitability, registration or approval).
3.14    Intellectual Property.
(a)    Schedule 3.14(a) sets forth a correct and complete list of: (i) all Registered Intellectual Property that is owned or purported to be owned by any of the Acquired Companies; (ii) for each such item of Registered Intellectual Property, the relevant jurisdiction, filing date, application number, date of issuance, and registration number; (iii) all trademarks, service marks, certification marks, trade dress, trade names, brand names, slogans, logos and other indicia of origin that are owned or purported to be owned by any of the Acquired Companies or licensed to any of the Acquired Companies and material to the conduct of the Business as currently conducted, but are not included in the Registered Intellectual Property; and (iv) all computer software that is owned or purported to be owned by any of the Acquired Companies and that is material to the conduct of the Business as currently conducted (the “Proprietary Software”). All Registered Intellectual Property owned or purported to be owned by any of the Acquired Companies is subsisting and to Seller’s Knowledge, valid and enforceable. None of the Registered Intellectual Property owned or purported to be owned by any of the Acquired Companies is the subject of any proceeding, action or opposition filed with the United States Patent and Trademark Office or any other intellectual property registry or Governmental Authority anywhere in the world.
(b)    The Acquired Companies solely and exclusively own, free and clear of all Encumbrances (other than Permitted Encumbrances) all right, title and interest in and to all Company-Owned Intellectual Property, and have the right to use pursuant to a valid and enforceable Intellectual Property Contract, all of the Company Intellectual Property that is material to the conduct of the Business as currently conducted; provided, that, this representation shall not be construed as a representation or warranty relating to the infringement, misappropriation, dilution, or violation by the Acquired Companies or the conduct of the Business of any Intellectual Property rights of any Person (which representation and warranty shall solely be provided in Section 3.14(c) below). To Seller’s Knowledge, the Company Intellectual Property is not subject to any outstanding Order, Contract, or governmental Proceeding adversely affecting or that could adversely affect the Acquired Companies’ use thereof or rights thereto. The Company Intellectual Property constitutes all of the material Intellectual Property necessary for the Acquired Companies to conduct the Business as currently conducted; provided, that, this representation shall not be construed as a representation or warranty relating to the infringement, misappropriation, dilution, or violation by the Acquired Companies or the conduct of the Business of any Intellectual Property rights of any Person (which representation and warranty shall solely be provided in Section 3.14(c) below).
(c)    None of the Acquired Companies has infringed, misappropriated, diluted or otherwise violated, and the conduct of the Business as currently conducted does not infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any Person in any material respect. No litigation, objections, or claims are pending or have been threatened in writing against the Acquired Companies or any of their respective Affiliates: (i) that any Acquired Company has infringed, misappropriated or otherwise violated any Intellectual Property of any Person; (ii) challenging the ownership, use, validity, enforceability or registrability of any of the Company-Owned Intellectual Property; or (iii) challenging the valid and enforceable right of the Acquired Companies to use any Third-Party Intellectual Property that is used in and material to the conduct of the Business as currently conducted. To Seller’s Knowledge, no other Person has infringed, misappropriated or violated, and no other Person is currently infringing, misappropriating or violating, any of the Company-Owned Intellectual Property, and there is no litigation, opposition or, to Seller’s Knowledge, no claim pending or threatened by any of the Acquired Companies alleging the foregoing.
(d)    The Acquired Companies have taken commercially reasonable measures to maintain, protect, and enforce their rights in and to the Company Intellectual Property, including by taking commercially reasonable measures to maintain the secrecy, confidentiality and value of the Trade Secrets forming a part of the Company Intellectual Property. Without limiting the foregoing, none of the Acquired Companies has disclosed to any other Person any Trade Secret owned or purported to be owned by the Acquired Companies other than pursuant to a written confidentiality agreement pursuant to which such other Person has agreed to use commercially reasonable measures to protect the secrecy, and avoid disclosure and unauthorized use, of such

Trade Secrets. To Seller’s Knowledge, no such confidentiality agreement has been breached by any Person.
(e)    All current and former personnel, including employees, agents, consultants and contractors, who have had access to any Trade Secrets of the Acquired Companies and/or whose duties include or have included contribution to or participation in the conception or development, or both, of any Intellectual Property for or on behalf of the Acquired Companies that is material to the conduct of the Business as currently conducted have executed valid and enforceable written confidentiality and invention assignment agreements that assign (by way of present tense assignment and include a waiver of moral rights) exclusive ownership of such Intellectual Property to the Acquired Companies without payment of any additional consideration or such Intellectual Property has transferred to the Acquired Companies by operation of Law.
(f)    The Acquired Companies own, lease, license, or otherwise have the valid and enforceable right to use all Business Systems, and such Business Systems are sufficient in all material respects for the needs of the Business as currently conducted. To Seller’s Knowledge, all Business Systems are free of any Malicious Code that could reasonably be expected to disrupt, disable, or otherwise impair the normal operation of, or provide unauthorized access to, any Business Systems, or damage, destroy, or prevent access to or use of any data or file. The Acquired Companies have taken commercially reasonable steps to prevent the introduction of Malicious Code into any Business System and to protect the integrity and security of the Business Systems and the data and other information stored or processed thereon. The Acquired Companies maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, such plans and procedures have been effective upon testing in all material respects, and, during the previous five (5) years, there has been no material unauthorized access, use, intrusion, breach of security, failure, or other adverse event with respect to any of the Business Systems that have not been remedied or replaced in all material respects.
(g)    None of the Acquired Companies has used any Open Source Software or any modification or derivative thereof in a manner that would: (i) grant or purport to grant to any Person any rights to or immunities under any of the Company-Owned Intellectual Property; or (ii) require an Acquired Company to disclose or distribute the source code to any of its Proprietary Software or other products, to license or provide the source code to any of its Proprietary Software or other products for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of its products at no or minimal charge.
(h)    Neither the execution, delivery, and performance of this Agreement, nor the consummation of the Contemplated Transactions, will impair the right of the Acquired Companies to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, perform, display, distribute, license, exploit or dispose of (i) any Company-Owned Intellectual Property as such rights exist as of the date hereof or (ii) any Third-Party Intellectual Property that is used in and material to the conduct of the Business as currently conducted as such rights exist as of the date hereof.
(i)    The Acquired Companies have provided sufficient disclosures with respect to their privacy policies and related practices with respect to the collection and use of Personal Information, including providing any type of notice and obtaining any type of consent required by applicable Privacy Laws. The public-facing privacy policies of the Acquired Companies have not contained any material omissions of any of the Acquired Companies’ practices with respect to Personal Information. The Acquired Companies have (i) complied in all material respects with their applicable privacy policies and complied in all material respects with all applicable Privacy Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of any Personal Information and bulk commercial faxes and email (including unsolicited communications), (ii) implemented and maintained administrative, technical and operational measures sufficient to ensure that each Acquired Company materially complies with (A) such Privacy Laws, (B) any applicable notice to or consent from the provider of the Personal Information, (C) any policy adopted by any of the Acquired Companies, (D) any Contract made by any of the Acquired Companies that is applicable to such Personal Information, or (E) any applicable information technology or privacy policy from time to time published or otherwise made available to the providers of the Personal Information by it, and (iii) in connection with each third party servicing, outsourcing or similar arrangement involving Personal Information acquired from or on behalf of any of the Acquired Companies, contractually obligated any such third party service provider to (1) comply with the applicable Privacy Laws with respect to the Personal Information, (2) protect and secure from loss or damage, unauthorized access, use, disclosure, or modification, or any other misuse of Personal Information, (3) restrict use of Personal Information to those authorized or required under the servicing, outsourcing or similar arrangement, and (4) certify or guarantee the return or adequate disposal of Personal Information. The Acquired Companies have the right (and upon consummation of the Agreement will have the right) to use all of the material information in each of its databases in the operation of the Business conducted by the Acquired Companies. Except for disclosures of Personal Information required by applicable Privacy Laws, authorized by the provider of Personal Information or provided for in the privacy policies of the Acquired Companies, the Acquired Companies have not sold, leased or otherwise made available to third parties any Personal Information and each has utilized reasonable tools and procedures to prevent loss, damage, and unauthorized access, use, disclosure, modification, or other misuse of Personal Information. There has been no material loss, damage, or unauthorized access, use, disclosure modification or other misuse of any Personal Information. No claims have been asserted or threatened in writing or, to Seller’s Knowledge are reasonably expected to be asserted or threatened, with respect to Personal Information. The execution of this Agreement and the consummation of the Contemplated Transactions do not violate any privacy policy of the Acquired Companies, Contract with the Acquired Companies or applicable Privacy Laws relating to the use, dissemination, or transfer of any Personal Information.
(j)    Notwithstanding any other representations and warranties contained in this Article III, the representations and warranties in this Section 3.14 and Section 3.16 (with respect to Intellectual Property Contracts) are the sole and exclusive representations and warranties made by the Acquired Companies with respect to any matters related to Intellectual Property, Business Systems, and data protection.
3.15    Environmental Matters
(a)    The Acquired Companies are, and at all times during the previous five (5) years have been, in material compliance with all applicable Environmental Laws.

(b)    None of the Acquired Companies is subject to any pending, or to Seller’s Knowledge, threatened Environmental Claim, order, directive, complaint, action, notice of violation, investigation or proceeding relating to or asserting a material remedial obligation or material liability under Environmental Law.
(c)    The Acquired Companies currently have obtained, possess and are in material compliance with, and at all times during the previous five (5) years have possessed and been in material compliance with, all Environmental Permits required for the Owned Real Property or the operation of the Business as conducted during such time. To Seller’s Knowledge, there are no circumstances that would prevent timely renewal of all such current Environmental Permits. There are no actions pending or, to Seller’s Knowledge, threatened that seek the revocation, cancellation, suspension or adverse modification of any such Environmental Permit.
(d)    There has been no Release or threatened Release of any Hazardous Material at, in, under, from, or on (i) the Owned Real Property, or (ii) at any off-site location to which Hazardous Materials generated by the Acquired Companies were sent for treatment, recycling, storage or disposal, in each case, in material violation of Environmental Law by any of the Acquired Companies or that could reasonably be expected to result in material Liability to any of the Acquired Companies.
(e)    None of the Acquired Companies have assumed by Contract or otherwise any Liability of any third party arising under or related to any Environmental Law or Environmental Permit.
(f)    There is not now, nor to Seller’s Knowledge, has there ever been, at, on or in the Owned Real Property, any (i) treatment, storage or disposal of any Hazardous Material, except use or storage for maintenance purposes in the Ordinary Course of Business and in material compliance with applicable Environmental Law, (ii) underground storage tank, or (iii) landfill.
(g)    The Acquired Companies have made available to Purchaser complete and accurate copies of all environmental site assessments and all material compliance audits, notices of violation, orders, and other material environmental reports related to the Business or the Owned Real Property that are in the possession, custody or control of the Acquired Companies or Seller.
(h)    Notwithstanding any representations and warranties contained elsewhere in this Agreement, the Seller and the Acquired Companies make no representations or warranties regarding Environmental Laws, Environmental Claims, or Environmental Permits except as expressly set forth in this Section 3.15.
3.16    Material Contracts. Schedule 3.16 sets forth a list of all Material Contracts. Seller has made available to Purchaser true and complete copies (including all amendments thereto) of each Material Contract. All Material Contracts are legal, valid and binding agreements of the Acquired Companies and are in full force and effect and are enforceable against such Acquired Company and, to Seller’s Knowledge, the other party thereto in accordance with their respective terms except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). The Acquired Companies are not in violation or breach of or default under any Material Contract and each Acquired Company has performed its obligations under each of the Material Contracts in all material respects. There exists no event, occurrence, condition or act (including the consummation of the Contemplated Transactions) which, with notice or lapse of time or both or the happening of any other event or condition, would constitute a material breach, material violation or default by an Acquired Company, or give rise to a right of termination, modification or cancellation by any other Person under any of the Material Contracts. To Seller’s Knowledge, (i) there is no breach, violation of or default by any other Person under any of the Material Contracts and (ii) there exists no event, occurrence, condition or act (including the consummation of the Contemplated Transactions) which, with notice or lapse of time or both or the happening of any other event or condition, would constitute a breach, violation or default by such other Person, or give rise to a right of termination, modification or cancellation by any Acquired Company under any of the Material Contracts. Neither Seller nor any of the Acquired Companies is, as of the date hereof, in the process of renegotiating any of the Material Contracts (other than in the Ordinary Course of Business) or paying liquidated damages in lieu of performance thereunder. Each Material Contract (except for those Material Contracts which by their terms will expire prior to the Closing Date or are otherwise terminated prior to the Closing Date in accordance with the provisions hereof) will continue in full force and effect after the Closing, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other Person.
3.17    Employee Benefit Matters.
(a)    Schedule 3.17(a) sets forth a true and complete list of each Employee Benefit Plan and identifies which Employee Benefit Plans are sponsored and maintained at the Seller level (the “Seller Plans”) and which Employee Benefit Plans are sponsored and maintained by the Acquired Companies at the level of the Company or one of its Subsidiaries (the “Company Plans”).
(b)    With respect to each Company Plan, Seller has made available to Purchaser complete and correct copies of the following documents: (i) the most recent plan documents or written agreements thereof, and all amendments thereto, all related trust or other funding vehicles, investment management or advisory agreements and associated custodial, insurance policies or service agreements with respect to each such Company Plan and all prior Company Plan documents, if amended within the last two (2) years and, in the case of any Company Plan that is not in written form, a written description of all material terms of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) the three (3) most recent Forms 5500 (including schedules and attachments), financial statements and actuarial reports, if applicable; (iv) the most recent IRS determination letter and any pending application with respect to each such Company Plan which is intended to qualify under Section 401(a) of the Code or any Seller Plan from which a tax-qualified plan of Purchaser will accept an eligible rollover contribution (as described in Section 401(a)(31) of the Code); (v) any governmental advisory opinions, rulings, compliance statements, closing agreements, or similar materials specific to each Company Plan; (vi) correspondence with the IRS, the Department of Labor, the Securities and Exchange Commission (the “SEC”) or Pension Benefit Guaranty Corporation relating to any controversy, correction proceeding, assessment or audit concerning such Company Plan occurring within the last six (6) years; and (vii) all discrimination tests for each Company Plan for the three (3) most recent plan years (if any). With respect to each Seller Plan listed on Schedule 3.17(a), Seller has delivered to Purchaser complete and correct copies of the most recent plan documents or written agreements thereof, and all amendments thereto, the most recent IRS determination or opinion letter (if applicable) and, in the case of any Seller Plan that is not in written form, a written description of all material terms of such plan.
(c)    With respect to each Company Plan: (i) each has been administered in all material respects in compliance with its terms and with all applicable Laws, including, but not limited to, ERISA and the Code; (ii) no actions, suits, claims or disputes are pending, or to Seller’s Knowledge threatened, by or on behalf of any such Company Plan, by any employee or beneficiary covered under any such Company Plan (other than routine claims for benefits), or otherwise involving any such Company Plan; (iii) all premiums, contributions, or other payments required to have been made by Law or under the terms of any Company Plan or any contract or agreement relating thereto as of the Closing Date have been timely made, and all obligations accrued on or prior to the Closing Date which relate to directors, officers, employees or consultants of the Acquired Companies (or any other person who provides services to the Acquired Companies or the Business (including any MSI Employee)) and which are not yet due have either been timely paid or have been accrued on the Most Recent Balance Sheet in accordance with applicable Law and relevant accounting standards; (iv) all reports, returns and similar documents required to be filed with any Governmental Authority have been timely filed and all documents required to be distributed to any plan participant have been timely distributed; and (v) no “prohibited transaction” or “reportable event”, or any other breach of fiduciary responsibility, which is reasonably likely to result in material Liabilities to the Acquired Companies, has occurred within the meaning of the applicable provisions of ERISA or the Code. No examination, voluntary correction proceeding or audit of any Company Plan by any Governmental Authority is currently in progress or, to Seller’s Knowledge, threatened. No Acquired Company is a party to any agreement or understanding with the Pension Benefit Guaranty Corporation, the IRS or the Department of Labor.
(d)    With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which an Acquired Company is entitled to rely under IRS pronouncements that such plan is qualified under Section 401(a) of the Code, and no such determination letter, opinion letter or advisory letter has been revoked nor has revocation been threatened. To Seller’s Knowledge, no circumstances exist (i) which could result in loss of such qualification under Section 401(a) of the Code or (ii) which could result in a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation.
(e)    No Company Plan is, and neither Seller, MSI, any of the Acquired Companies nor any ERISA Affiliate has at any time participated in or made contributions to or has had any other Liabilities or obligations or potential Liabilities or obligations (contingent or otherwise) with respect to an “employee benefit plan” (as defined in Section 3(3) of ERISA) which is or was (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Code Section 413(c)), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) subject to Section 302, 303 or Title IV of ERISA or Section 412 or 436 of the Code, or (v) a “voluntary employees’

beneficiary association” within the meaning of Section 509(c)(9) of the Code or other funding arrangement for the provision of welfare benefits (such disclosure to include the amount of any such funding), in each case which could result in any material Liability to any of the Acquired Companies.
(f)    No Company Plan is a “group health plan” as defined in Section 733(a)(1) of ERISA.
(g)    Neither Seller, MSI, any of the Acquired Companies nor any ERISA Affiliate has any obligation under any Company Plan or otherwise (including through any other written or oral agreement) to provide post-employment or retiree welfare benefits (other than with respect to accrued vacation) to any former employee of any Acquired Company or to any MSI Employee, except as required by applicable Laws or for death benefits or retirement benefits under any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA). With respect to each group health plan benefiting any current or former employee of the Company or any ERISA Affiliate that is subject to Section 4980B of the Code, the Company and each ERISA Affiliate has complied with the continuation coverage requirements (including the notice provisions) of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. There exists no basis upon which MSI (solely with respect to the MSI Employees) or any of the Acquired Companies would be expected to be subject to any penalties or assessable payments under Section 4980H of the Code, nor has MSI (solely with respect to the MSI Employees) or any of the Acquired Companies received any correspondence from the IRS or other agencies indicating that such penalties or assessable payments are or may be due.
(h)    Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in material compliance with Section 409A of the Code, Treasury regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto and no additional tax under Section 409A(a)(1)(B) of the Code has been incurred by a participant in any such Company Plan. None of MSI (solely with respect to the MSI Employees) or the Acquired Companies has any obligation to provide any gross-up payment to any individual with respect to any income tax, additional tax or interest charge imposed pursuant to Section 409A of the Code.
(i)    Neither the execution of this Agreement nor the consummation of the Contemplated Transactions (either alone or in combination with another event) will or can be reasonably expected to (i) entitle any current or former director, officer, employee or consultant of any Acquired Company or any MSI Employee to any payment (including severance pay, retention bonus, change in control payment or similar compensation), any cancellation of indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Employee Benefit Plan or otherwise; or (iii) result in any increase in benefits payable under any Employee Benefit Plan or otherwise. Neither Seller, MSI, any of the Acquired Companies nor any ERISA Affiliate has promised any type of plan or binding commitment to (1) create any additional Company Plan, or (2) amend or modify any existing Company Plan with any current or former employee, independent contractor or director.

(j)    None of Seller, MSI, any of the Acquired Companies or any ERISA Affiliate has terminated an employee benefit plan for which an Acquired Company could have any existing or continuing material Liability or obligation.
(k)    There currently is not and never has been any Company Plan that is or has been subject to the Laws of a jurisdiction other than the United States.
(l)    No Acquired Company is a party to any arrangement, contract, agreement or plan that has resulted or could result, separately or in the aggregate, in the payment by any Acquired Company of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or non-U.S. Law) (on account of the transactions contemplated.by this Agreement). The parties acknowledge that the this Section 3.17(l) shall not apply to any arrangements entered into at the direction of Purchaser or between Purchaser and its Affiliates, on the one hand, and any individual on the other hand (“Purchaser Arrangements”) so that, for the avoidance of doubt, compliance with this Section 3.17(l) shall be determined as if such Purchaser Arrangements had not been entered into.
3.18    Labor Relations (Employment Matters).
(a)    Schedule 3.18(a) sets forth as of the date hereof a true and complete list of (i) all Persons who are employees of Management Services, Inc., a Delaware corporation (“MSI”), and provide services primarily to the Business from the Casino & Hotel (including all such employees who are on an approved leave of absence or furlough) (collectively, along with any individuals hired by MSI after the date hereof but prior to the Closing Date (in accordance with Section 5.1(b)) who provide services primarily to the Business from the Casino & Hotel (including all such employees who are on an approved leave of absence or furlough) and whom Seller identifies to Purchaser prior to Closing as “MSI Employees”, the “MSI Employees”), and (ii) all Persons who are employees of any of the Acquired Companies (including all employees who are on an approved leave of absence or furlough), and accurately and completely sets forth for each such Person the following: (i) name, (ii) employing entity, (iii) title or position (including whether full or part time), (iv) hire date, (v) location where employed (city and state); (vi) annual compensation or hourly rate, as applicable (including any bonuses, commissions and other cash compensation paid by the Acquired Company or MSI in calendar year 2019 and year-to-date in calendar year 2020); (vii) amount of any accrued unused vacation or paid time off, (viii) leave status (and expected return to work date if known); and (ix) classification as exempt or non-exempt under the Fair Labor Standards Act or related state Law.
(b)    Since January 1, 2017, none of the Acquired Companies nor (with respect to the MSI Employees) MSI has been a party to, been bound by, been negotiating or been asked to negotiate a collective bargaining agreement or other agreement with any labor organization. To Seller’s Knowledge, there is not currently, and since January 1, 2017, there has not been, any organized effort by any labor union or organization to organize any employees of the Acquired Companies or any MSI Employees into one or more collective bargaining units. None of the Acquired Companies is, and since January 1, 2017, has not been a party to, and to Seller’s Knowledge is not affected by or threatened with, any dispute or controversy with any labor union or with respect to unionization or collective bargaining involving any of its current or former employees (including any actual or threatened labor strikes, work slowdown, lock-outs, work stoppages, interruptions of work, picketing, arbitrations, grievances, unfair labor practice charges or proceedings, or other disputes involving a labor organization or with respect to unionization or collective bargaining).
(c)    Each of the Acquired Companies and (with respect to the MSI Employees) MSI is, and since January 1, 2017, has been in material compliance with all applicable Laws which relate to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, work authorization, labor, wages and hours of work (including, for the avoidance of doubt, the Fair Labor Standards Act and similar Laws), independent contractor classification, immigration, occupational health and safety, COVID, reasonable accommodations, employee leave issues, workers’ compensation, harassment, and unemployment insurance, and none of the Acquired Companies nor (with respect to the MSI Employees) MSI is liable for any arrears of wages or any taxes or penalties for failure to comply with the foregoing. There is no pending or, to Seller’s Knowledge, threatened Proceeding in respect of any such applicable employment or labor Laws (including any employment discrimination charge or employment-related multi-claimant or class action claims).
(d)    Except as set forth on Schedule 3.18(d), each of the Acquired Companies and (with respect to the MSI Employees) MSI or Seller or Parent, as applicable, is and since January 1, 2017, has been in full compliance with the WARN Act. Since January 1, 2017, none of the Acquired Companies nor (with respect to the MSI Employees) MSI or Seller or Parent, as applicable, has taken any action that would require notification to any of the current or former employees of any of the Acquired Companies or (with respect to the MSI Employees) MSI pursuant to the provisions of the WARN Act or cause any of the Acquired Companies or MSI to have Liability thereunder.
(e)    Each Employee is employed at will and may be terminated from such employment with or without prior notice. None of the Acquired Companies nor (with respect to the MSI Employees) MSI is, or since January 1, 2017 has been, subject to any affirmative action obligations under applicable Laws, including, without limitation, Executive Order 11246, or is a government contractor for purposes of any applicable labor or employment Laws. Since January 1, 2017, none of the Acquired Companies nor (with respect to the MSI Employees) MSI has misclassified an employee as an independent contractor. There is no pending or, to Seller’s Knowledge, threatened claim or litigation against any of the Acquired Companies or (with respect to the MSI Employees) MSI with respect to allegations of sexual harassment, sexual misconduct or hostile work environment and, since January 1, 2017, (i) there have been no complaints submitted or directed to Seller, Parent, any of the Acquired Companies or MSI accusing any current or former officer, employee, other service provider, or customer of any of the Acquired Companies or any MSI Employee of sexual harassment, sexual misconduct or creating a hostile work environment and (ii) there has been no settlement of, or payment arising out of or related to, any complaint, claim, or litigation with respect to sexual harassment, sexual misconduct or hostile work environment.
(f)    Each of the Acquired Companies and (with respect to the MSI Employees) MSI is in compliance in all material respects with applicable employee licensing requirements. To Seller’s Knowledge, each Employee who is required to have a gaming or other license or approval under any Gaming Law or other applicable Law maintains such license or approval in current and valid form. To Seller’s Knowledge, each consultant, contractor or other non-employee Person who provides services to the Acquired Companies and who is required to have a gaming or other license or approval under any Gaming Law or other applicable Law, maintains such license or approval in current and valid form.
3.19    Related Party Transactions. Except as set forth on Schedule 3.19, (i) none of the Acquired Companies is a party to any Contract with any Related Party (other than any Company Plans); and (ii) no Related Party (A) owns any material asset, tangible or intangible, that is used in the Business, (B) owes any Indebtedness to the Acquired Companies or has been issued any Indebtedness by an Acquired Company, or (C) has a material interest in, or is or was a, director, officer or employee of any Person that is a material supplier, lessor, lessee, debtor, creditor, competitor or other business relation of, the Acquired Companies. Since January 1, 2017, none of the Acquired Companies have purchased, leased or otherwise acquired any material property or obtained any material services, or sold, leased or otherwise disposed of any material property or furnished any material services (except with respect to remuneration for services rendered as a director, officer or employee of the Acquired Companies or as an MSI Employee as disclosed to Purchaser) in the Ordinary Course of Business or otherwise, from or to any Related Party.
3.20    Insurance. Schedule 3.20 sets forth a list and brief description (including nature of coverage, limits, deductibles and premiums) of all policies of insurance which currently cover the Acquired Companies or the Business, employees or assets of any of the Acquired Companies. All such insurance policies are in full force and effect and all premiums thereon have been paid, financed or deferred as permitted by the applicable insurance company. The Acquired Companies have not received any written notice of cancellation, termination, revocation, non-renewal, or other written notice that any such insurance policy is no longer in full force and effect. The Acquired Companies are in material compliance and have since January 1, 2017 complied in all material respects with each of such insurance policies. There are no open claims that have been denied by any such insurance provider or for which any such insurance provider has issued a reservation of rights letter.
3.21    Player List.
(a)    The Player List is stored, updated, secured and maintained electronically, or in tangible form, exclusively at the Casino & Hotel and none of Seller, its Affiliates (other than the Company) or any of Seller’s or its Affiliates’ Representatives, other than Persons who are, or were at such time as they had access to the Player List, employees exclusively of the Company, have, or at any time have had, access (including electronic access) to the Player List or information included in the Player List, including information that would reflect the tier status at the Company of any player on the Player List, other than biographical or demographic information of customers on the Player List of the type identified on Schedule 3.21(a) that is also included in Seller’s or its Affiliates’ databases for its social or other gaming operations and that was independently developed or obtained by Seller or its Affiliates (other than the Acquired Companies) other than from the use of the Player List or any information therein (such information, the “Common Information”). The Player List is the sole property of the Company and the Company has exclusive rights to the Player List and the information contained therein, other than the Common Information. Since January 1, 2020 until the date hereof, none of Parent, Seller or any Affiliate thereof (including any Acquired Company) has changed in any material respect the manner in which it solicits customers to sign up for its customer lists or social gaming applications with the intent of causing the information in such other lists or applications to include gaming or wagering information of the individuals signing up for such lists, and none of Parent, Seller or any Affiliate thereof (including any Acquired Company) has offered any bonus or other direct inducement to customers of the Casino & Hotel to sign up for such customer lists or social gaming applications. In addition, since January 1, 2020 until the date hereof, none of Parent, Seller or any Affiliate thereof (excluding any Acquired Company) has extracted, copied, mined or otherwise retrieved or migrated any Central Information contained in any central reservation systems (including Sabre), e-mail marketing systems (including iPost) or other database maintained by Seller or any of its Affiliates.
(b)    To Seller’s Knowledge, the Player List is complete and accurate in all material respects. Neither Seller nor any of its Affiliates has, and to Seller’s Knowledge, no Representative of Seller or any of its Affiliates has, (i) delivered or made available, electronically or otherwise, the Player List or any of the information included therein, including any subsets thereof (other than the Common Information) to a third party including any Affiliate of Seller (other than the Company) or any Representative of Seller or its Affiliates that was not an employee, at the time such information was delivered or made available thereto, of the Company; or (ii) knowingly authorized a third party including any Affiliate of Seller (other than the Company) or any Representative of Seller or its Affiliates that was not an employee, at the time such information was accessed thereby, of the Company to access the Player List files or any information included therein (other than the Common Information) other than, in the case of clause (i) and (ii) of this Section 3.21(b), to third parties to use or process such information solely on the Company’s behalf pursuant to those Contracts set forth on Schedule 3.21(b), Governmental Authorities as required by Law, or vendors and consultants in the Ordinary Course of Business and subject to obligations of confidentiality. The Player List files have been updated, maintained and secured by the Company in the Ordinary Course of Business.
3.22    Suppliers. Schedule 3.22 sets forth the ten (10) largest suppliers by percentage of total purchases by the Acquired Companies for the 12-month period ended on December 31, 2019 (collectively, the “Material Suppliers”). No Acquired Company has received any notice that any Material Supplier has ceased, or intends to cease, to supply goods or services to such Acquired Company or to otherwise terminate or materially alter its relationship with such Acquired Company.
3.23    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Seller or the Acquired Companies.
3.24    Solvency. Each of Seller and the Acquired Companies are Solvent as of the date hereof, and, assuming Purchaser has complied with its obligations to pay the Estimated Purchase Price pursuant to Section 2.7(a), shall be Solvent immediately following the consummation of the Contemplated Transactions. As used herein, “Solvent” means, for any Person and as of any date of determination, that (a) the amount of the “present fair saleable value” of the assets of such Person shall, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person shall, as of such date, be greater than the amount that shall be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (c) such Person shall not have, as of such date, an unreasonably small amount of capital with which to conduct its businesses and (d) as of such date, such Person shall be able to pay its indebtedness as it matures.
3.25    TIF and Other Governmental Incentives. Schedule 3.25 lists all Governmental Incentive Documents to which Seller or any Acquired Company is bound or that affect the Owned Real Property. No material default exists under the Governmental Incentive Documents on the part of Seller or any Acquired Company. There are no material obligations to be performed by Seller or any Acquired Company under the Governmental Incentive Documents that have not been performed in full.
3.26    Independent Investigation. Seller acknowledges and agrees that neither Purchaser nor any other Person has made any representation or warranty as to Purchaser, except as expressly set forth in Article IV of this Agreement (including the related portions of the Disclosure Schedules), ancillary documents entered into in connection with this Agreement or in a certificate delivered by Purchaser in connection with this Agreement. Seller acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, Seller is relying solely upon its own investigation and the express representations and warranties of set forth in Article IV of this Agreement (including the related portions of the Disclosure Schedules), ancillary documents entered into in connection with this Agreement or in any certificate delivered by Purchaser in connection with this Agreement. The provisions of this Section 3.26 shall not, and shall not be deemed or construed to, waive, release or limit any rights or remedies of any Seller Indemnified Party for claims based upon fraud.
3.27    No Other Representations or Warranties. Except for the representations and warranties contained in Article III and Section 9.17(b) (including the Disclosure Schedule delivered pursuant hereto), ancillary documents entered into in connection with this Agreement or in any certificates delivered by Seller or any Acquired Company in connection with the Closing, neither Seller nor any Person on behalf of Seller or any Acquired Company has made or makes, any other express or implied representation or warranty with respect to Seller, to the Acquired Companies or with respect to any other information provided or made available to Purchaser in connection with the Contemplated Transactions; provided, however, that nothing in this Section 3.27 shall limit the rights or remedies of any Purchaser Indemnified Party for claims based upon fraud.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as set forth on the Disclosure Schedules, Purchaser hereby represents and warrants to Seller that the following representations and warranties are true and correct as of the time of execution of this Agreement and as of Closing:
4.1    Organization. Purchaser is a corporation (a) duly incorporated, validly existing and in good standing under the laws of the State of Delaware and (b) with all requisite corporate power and authority to own and operate its properties and to carry on its business as presently conducted.

4.2    Authority; Binding Nature. Purchaser has all requisite corporate power and authority to enter into this Agreement and the Related Agreements to which it is a party and to carry out its obligations hereunder and thereunder and to consummate the Contemplated Transactions. The execution and delivery by Purchaser of this Agreement and the Related Agreements to which it is a party has been duly authorized by all necessary action on the part of Purchaser and no other proceedings (corporate or otherwise) on the part of Purchaser or its board of directors or stockholders are necessary to authorize this Agreement or the consummation of the Contemplated Transactions. This Agreement and the Related Agreements to which Purchaser is a party have been duly executed and delivered by Purchaser and constitute (assuming the due authorization, execution and delivery by Seller, Parent, and the Acquired Companies) the legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or other Laws affecting creditors’ rights and remedies generally and general principles of equity (irrespective of whether enforcement is sought in a proceeding at law or in equity).
4.3    No Conflict. The execution, delivery and performance by Purchaser of this Agreement and the Related Agreements and the consummation of the Contemplated Transactions do not and will not, with or without notice or lapse of time or both, conflict with, contravene, result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or require a consent or waiver under, (a) subject to the approvals, consents, filings and other matters referred to in Section 4.4, any Law or Order applicable to Purchaser, (b) any terms or conditions of Purchaser’s Charter Documents, or (c) any material Contract to which Purchaser is a party or by which Purchaser or any of its assets is bound other than as would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect.
4.4    Consents and Approvals. No consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority on the part of Purchaser is required in connection with the execution, delivery and performance by Purchaser of this Agreement and the Related Agreements to which it is a party or the consummation of the Contemplated Transactions, except (i) as required under the HSR Act, (ii) as required under Gaming Laws, or (iii) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Purchaser conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to materially impair or materially delay the Closing.
4.5    Litigation. As of the date hereof, there are no Proceedings pending or, to Purchaser’s Knowledge, threatened against Purchaser, and Purchaser is not subject to or bound by any Order which, if determined adversely, would be reasonably expected to result in a Purchaser Material Adverse Effect.
4.6    Licensability. Neither Purchaser nor any of its current officers, directors, managers, key executives, Affiliates (any such Persons, including Purchaser, the “Licensing Affiliates”) has ever had an application for a Gaming Approval be denied, terminated, suspended, limited, revoked, or withdrawn by a Governmental Authority. Purchaser and, to Purchaser’s Knowledge, each of its Licensing Affiliates that are licensed under applicable Gaming Laws (collectively, the “Licensed

Parties”) are in good standing in each of the jurisdictions in which the Licensed Parties own or operate gaming facilities. To Purchaser’s Knowledge, there are no facts, which if known to any Governmental Authority would (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license currently held or other Gaming Approval of any of the Licensed Parties, or (b) result in a negative outcome to any finding of suitability proceedings of any Licensed Parties currently pending as of the date hereof, or under the suitability proceedings necessary for the consummation of the Contemplated Transactions.
4.7    Sufficiency of Funds. Purchaser has sufficient cash on hand or access to other sources of available funds, including access to available funds of TRWH or available lines of credit to which TRWH has access, to enable it to pay the Purchase Price and consummate the Contemplated Transactions.
4.8    Permits; Compliance with Gaming Laws.
(a)    Purchaser, and, to Purchaser’s Knowledge, each of the Licensed Parties hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Authorities (including all authorizations under Gaming Laws) necessary to conduct the business and operations of Purchaser (the “Purchaser Permits”), each of which is in full force and effect in all material respects, except for such Purchaser Permits, the failure of which to hold would not, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect, and no event has occurred which permits, or upon the giving of notice or passage of time or both would reasonably be expected to permit, revocation, non-renewal, modification, suspension, limitation or termination of the Purchaser Permits that are currently in effect, the loss of which would, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect. Purchaser, and to Purchaser’s Knowledge, the Licensed Parties are in compliance with the terms of the Purchaser Permits, except for such failures to comply, as would not, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect. Purchaser has not received notice of any investigation or review by any Governmental Authority with respect to Purchaser that is pending, and, to Purchaser’s Knowledge, no investigation or review is threatened, nor has any Governmental Authority indicated in writing any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect.
(b)    Neither Purchaser, nor, to the Purchaser’s Knowledge, any Licensed Party has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Authority in the past three (3) years under, or relating to, any violation or possible violation of any Gaming Laws, other than as would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect. To Purchaser’s Knowledge, there are no facts, which if known to the regulators under the Gaming Laws could reasonably be expected to result in the revocation, limitation or suspension of a Purchaser Permit or have a Purchaser Material Adverse Effect. Since January 1, 2017, neither Purchaser nor, to Purchaser’s Knowledge, any other Licensed Party, has suffered a suspension or revocation of any Purchaser Permit, other than those the outcome of which would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect.

4.9    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Contemplated Transactions based upon arrangements made by or on behalf of Purchaser.
4.10    Independent Investigation Purchaser acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, Purchaser is relying solely upon its own investigation and the express representations and warranties of set forth in Article III and Section 9.17(b) of this Agreement (including the related portions of the Disclosure Schedules), ancillary documents entered into in connection with this Agreement or in any certificate delivered by Seller in connection with this Agreement. The provisions of this Section 4.9 shall not, and shall not be deemed or construed to, waive, release or limit any claims of Purchaser based upon fraud.
4.11    No Other Representations and Warranties. Purchaser acknowledges and agrees that none of Seller, the Company or any other Person has made any representation or warranty as to Seller or any Acquired Company, except as expressly set forth in Article III and Section 9.17(b) of this Agreement (including the related portions of the Disclosure Schedules), ancillary documents entered into in connection with this Agreement or in a certificate delivered by Seller in connection with this Agreement. Notwithstanding anything in this Section 4.11 to the contrary, nothing in this Section 4.11 shall limit the rights or remedies of any Purchaser Indemnified Party for claims based upon fraud.
ARTICLE V
COVENANTS

5.1    Conduct of Business by the Acquired Companies.
(a)    Each of the Acquired Companies and Seller covenant and agree that, between the date of this Agreement and the Closing Date or the date of earlier termination of the Agreement in accordance with Article VIII hereof, except (x) as set forth on Schedule 5.1(a), (y) as required by this Agreement, applicable Law, or a Governmental Authority (including a Gaming Authority), or (z) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall cause the Acquired Companies to and the Acquired Companies shall: (i) maintain their existence in good standing under applicable Law; (ii) conduct the Business in the Ordinary Course of Business; (iii) use commercially reasonable efforts to (A) keep available the services of its current officers and employees and (B) substantially preserve intact their present business organization and goodwill and preserve the current business relationships with Persons with whom the Acquired Companies have material business dealings, including its customers, suppliers, contractors, customers, licensors, employees, vendors and distributors; (iv) except for the Seller and Acquired Companies’ rights to take any COVID Action, use commercially reasonable efforts to maintain in full effect the Company Permits; (v) use commercially reasonable efforts to keep and maintain the assets used in the Business in good operating condition and repair (normal wear and tear excepted); (vi) perform in all material respects all of their obligations under the Material Contracts, Company Plans and Leases, (vii) comply with all applicable Laws in all material respects; and (viii) maintain the books and records of the Acquired Companies in the Ordinary Course of Business.

(b)    Without limiting the generality of the foregoing, each of the Acquired Companies and Seller covenant and agree that between the date of this Agreement and the Closing Date or the date of earlier termination of the Agreement in accordance with Article VIII, except (x) as set forth on Schedule 5.1(b), (y) as required by this Agreement or applicable Law, or (z) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed except as to the matters in subparagraphs (i), (ii), (iv), (v), (vii), (xx), (xxvi), or, to the extent related to any of the foregoing, (xxix)), Seller shall cause the Acquired Companies not to, and the Acquired Companies shall not, take any of the following actions:
(i)    amend any of the Acquired Companies’ Charter Documents, other than in connection with the Conversions;
(ii)    other than in connection with the Conversions, effect any recapitalization, reclassification, equity split, combination or like change in the capitalization of an Acquired Company or amend the term of any outstanding Shares (or, following the Conversions, the Purchased Interests) or any other equity interests in the Acquired Companies;
(iii)    declare, set aside, make or pay any dividend or distribution in respect of the equity interests of such Acquired Company, other than Tax distributions made in the Ordinary Course of Business, or Cash dividends so long as such distributions would not result in the Acquired Companies having Cash on hand that is less than the Reference Cash Amount;
(iv)    (A) transfer, issue, sell, award, deliver, grant, pledge (other than Permitted Encumbrances), encumber (other than Permitted Encumbrances), dispose of, purchase, redeem, repurchase or otherwise reacquire the Shares (or, following the Conversions, the Purchased Interests) or other ownership interests in the Acquired Companies (including any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire any ownership interest in the Acquired Companies), or (B) grant options, warrants, calls or other rights to purchase or otherwise acquire the Shares (or, following the Conversions, the Purchased Interests) or other ownership interests in the Acquired Companies (including any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire any ownership interest in the Acquired Companies) or any “phantom” stock, “phantom” stock rights, stock appreciation rights, or stock-based performance units;
(v)    create, incur or assume any Indebtedness (other than Indebtedness that will constitute Estimated Indebtedness that will be paid in full at Closing);
(vi)    enter into any transaction outside the Ordinary Course of Business with any Affiliate;
(vii)    acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a material amount of assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than in the Ordinary Course of Business;

(viii)    make any material change in the Business or operations of the Acquired Companies (other than any changes to the Business or operations of the Acquired Companies permitted pursuant to subsections (xxiii), (xxiv), and (xxviii) of this Section 5.1(b));
(ix)    sell, pledge, lease, license, dispose of, grant, encumber (other than Permitted Encumbrances) or otherwise authorize the sale, pledge, lease, license, disposition, grant or Encumbrance of any property or assets of an Acquired Company (other than Permitted Encumbrances), except (A) sales of assets or inventory in the Ordinary Course of Business, (B) as set forth on Schedule 5.1(b)(ix), or (C) any non-exclusive license of Intellectual Property related to rewards programs, social casinos, or casino accounts in the Ordinary Course of Business;
(x)    other than Permitted Encumbrances, (A) alienate, subject to or permit to be subjected to an Encumbrance, transfer, option, lease, assign, sell, transfer or convey an Acquired Company’s interest in any Owned Real Property or any other material properties or material assets, or enter into any agreement or understanding, or entertain any offers or solicitations, to do so, or (B) enter into or record any Encumbrance or other instrument against any Owned Real Property or any material portion thereof or other material properties or material assets;
(xi)    other than in the Ordinary Course of Business, amend, modify, extend or terminate any Lease, or otherwise enter into any agreement for the use and occupancy of the Owned Real Property or any interests therein;
(xii)    enter into any commitments that would obligate an Acquired Company to make capital expenditures or commitments for capital additions, other than (i) Illinois Sports Betting Capital Expenditures incurred in connection with the buildout of the Sportsbook pursuant to Section 5.10, or (ii) capital expenditures or commitments for capital additions related to a COVID Action up to $50,000 individually or $250,000 in the aggregate;
(xiii)    initiate, settle or compromise any Proceeding, or consent to the same, in each case made or pending against an Acquired Company, or any of their officers and directors in their capacities as such, other than (A) settlements or compromises that involve only the payment of money damages by an Acquired Company not in excess of One Hundred Thousand Dollars ($100,000), which amounts are paid prior to the Closing or recorded as a Liability prior to the Closing on the applicable financial statements of the Acquired Companies; or (B) settlements or compromises for which an insurer has the right to control the decision to settle;
(xiv)    waive or release any rights or claims of an Acquired Company in excess of One Hundred Thousand Dollars ($100,000);
(xv)    make any material change to accounting methods, principles, periods or practices, or make a change to the Acquired Companies’ fiscal year, except, in each case, as required by GAAP or applicable Law;
(xvi)    except as required by GAAP, write off or write down any assets and properties in a material amount outside the Ordinary Course of Business;
(xvii)    alter, amend or create any obligations with respect to compensation, severance, benefits, retention, change of control payments or any other payments or compensation to present or former employees, directors, officers or independent contractors of the Acquired Companies or the MSI Employees, other than (A) increases in compensation or benefits in the Ordinary Course of Business which do not in the aggregate exceed three percent (3%) over the level of compensation expenses paid to all employees of such Acquired Company or the MSI Employees collectively, as applicable, as of February 2020, (B) except as set forth on Schedule 5.2(b)(xvii), decreases in compensation or benefits as part of a COVID Action which do not in the aggregate exceed five percent (5%) below the level of compensation expenses paid to all employees of such Acquired Company or the MSI Employees collectively, as applicable, as of February 2020, or, following any such decreases, any increases in compensation or benefits to levels at or below those levels in effect as of the date hereof, or (C) as required under any Employee Benefit Plan (including any renewal thereof) disclosed on Schedule 3.17(a) or applicable Law; provided, however, that any Acquired Company and MSI (with respect to the MSI Employees) may enter into any change in control agreement with any director, officer, employee, partner, member or manager of an Acquired Company or any MSI Employee, in each case that provides for any payments to be made by an Acquired Company prior to or at the Closing and such agreement terminates as of the Closing; and provided further that, in the Ordinary Course of Business, any Acquired Company may hire any new employee, and MSI may hire any new employee (other than an individual that is employed by Seller or any of its Affiliates (other than an Acquired Company) or has been so employed at any time within the past six (6) months, except if such individual is being hired to fill any vacant position) to provide services to the Business at the Casino & Hotel (provided that such new employee may subsequently be placed on an approved leave of absence or furlough) and to be identified as an MSI Employee, in each case below the level of executive and at an annual base salary or wage rate of $150,000 or less and in connection with such engagement may enter into a customary offer letter with such employee; provided, however, that such offer letter shall be in the form of the standard offer letter template used by such Acquired Company or MSI, as applicable, consistent with past practice and in substantially the form made available to Purchaser prior to the date hereof;
(xviii)     (A) enter into, adopt, amend or terminate any collective bargaining agreement or other agreement with any labor organization, Seller Plan or Company Plan (other than (y) renewals in the Ordinary Course of Business or that do not materially increase the cost to any Acquired Company or (z) except as set forth on Schedule 5.2(b)(xvii), any decrease in any base compensation rate or any decrease in the benefits offered under any Seller Plan or Company Plan as part of a COVID Action which do not in the aggregate exceed five percent (5%) below the level of compensation expenses paid to all employees of such Acquired Company or the MSI Employees collectively, as applicable, as of February 2020, or, following any such decrease, any increases in the base compensation rate or benefits offered under such Seller Plan or Company Plan to levels at or below those levels in effect as of the date hereof)) or (B) accelerate, fund or secure the vesting or payment of compensation or benefits under any Company Plan or any plan or arrangement that would be a Company Plan if in effect as of the date of this Agreement, except as required by Law; provided, however, that any Acquired Company and MSI (with respect to the MSI Employees) may enter into any change in control agreement with any director, officer, employee, partner, member or manager of an Acquired Company or any MSI Employee, in each case that provides for any payments to be made by an Acquired Company prior to or at the Closing and such agreement terminates as of the Closing; and provided further that, in the Ordinary Course of Business, any Acquired Company may hire any new employee, and MSI may hire any new employee (other than an individual that is employed by Seller or any of its Affiliates (other than an Acquired Company) or has been so employed at any time within the past six (6) months, except if such individual is being hired to fill any vacant position) to provide services to the Business at the Casino & Hotel (provided that such new employee may subsequently be placed on an approved leave of absence or furlough) and to be identified as an MSI Employee, in each case below the level of executive and at an annual base salary or wage rate of $150,000 or less and in connection with such engagement may enter into a customary offer letter with such employee; provided, however, that such offer letter shall be in the form of the standard offer letter template used by such Acquired Company or MSI, as applicable, consistent with past practice and in substantially the form made available to Purchaser prior to the date hereof;
(xix)    file any Tax Return or take any position for Tax purposes inconsistent with (i) the status of each Acquired Company as a QSUB prior to the effectiveness of its Conversion or (ii) the status of each Acquired Company as a Disregarded Entity on and after the effectiveness of its Conversion;
(xx)    take or allow any action that (i) would result in the termination of Seller’s status as a QSUB prior to the effectiveness of the Conversions, (ii) would result in the termination of any Acquired Company’s status as a QSUB prior to the effectiveness of its Conversion or (iii) would result in the termination of the status of any Acquired Company as a Disregarded Entity on or after the effectiveness of its Conversion;
(xxi)    except to the extent required by applicable Tax Law or with the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), (A) other than in the Ordinary Course of Business, make any Tax election or amend any Tax Returns or file claims for Tax refunds, or (B) change or revoke any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, enter into any closing agreement, settle any Proceeding related to Taxes, fail to pay any Taxes when due and payable, or surrender any right to a claim for a Tax refund, offset or other reduction in Liability for Taxes;
(xxii)    fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;
(xxiii)    effectuate or permit a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, at any of the Acquired Companies or with regard to MSI Employees except as a result of a COVID Action and in accordance with applicable Laws;
(xxiv)    terminate, layoff or furlough more than ten percent (10%) of the Employees except as a result of a COVID Action and in accordance with applicable Laws;
(xxv)    modify or rescind any Company Permit, or fail to use commercially reasonable efforts to obtain any required renewal or extension, as may be required by Law, of any Company Permit;
(xxvi)    discontinue the Business or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization;
(xxvii)    other than in the Ordinary Course of Business: (A) modify, amend, accelerate or terminate any Material Contract or waive, release or assign any material rights, claims or benefits thereunder, or (B) enter into any Contract that, if it had been in effect as of the date hereof, would have been required to be set forth on Schedule 3.16;
(xxviii)     shut down the Casino & Hotel, except for shutdowns that are (A) required by Law and, in such case, only for so long as is required by Law, (B) related to a COVID Action, in which case the Acquired Companies shall use their commercially reasonable efforts to reopen the Casino & Hotel as quickly as possible, or (C) due to acts of God or other force majeure events, in which case the Acquired Companies shall use their commercially reasonable efforts to reopen the Casino & Hotel as quickly as possible, and in connection with any material repairs or rebuilding projects with respect to such Property, the applicable Acquired Company shall consult with the Buyers, to the extent reasonably practicable, in advance of performing such work; or
(xxix)    agree to take any of the actions described in this Section 5.1(b).
5.2    Approvals and Filings.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of Purchaser, the Acquired Companies and Seller agrees to, and to cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions necessary to consummate and make effective, as promptly as practicable, the Contemplated Transactions in accordance with the terms of this Agreement, including: (i) the obtainment of all necessary approvals under any applicable Laws required in connection with this Agreement and the Contemplated Transactions; (ii) the obtainment of all necessary actions or non-actions, waivers, consents, approvals and authorizations from Governmental Authorities (including from all applicable Gaming Authorities) and the making of all necessary registrations and filings (including filings with Governmental Authorities under applicable liquor, or other applicable alcoholic beverage, licensing Laws, Gaming Laws, and under the HSR Act), and the taking of all steps as may be necessary to obtain an approval or waiver from any Governmental Authority; (iii) the obtaining of all necessary waivers, consents, approvals and authorizations from any third party, including those set forth on Schedule 3.4; (iv) the prompt sharing of any information and documentation relating to the Business to the extent such sharing is reasonably necessary in obtaining any of the foregoing; and (v) the execution and delivery of any additional instruments necessary to consummate the Contemplated Transactions in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement.
(b)    Without limiting the foregoing, (i) each of Seller and Purchaser shall make (or cause its ultimate parent entity, as such term is used in the regulations implementing the HSR Act, to make) an appropriate filing pursuant to the HSR Act with respect to the Contemplated Transactions (the “HSR Filing”) as promptly as practicable and in any event within twenty (20) Business Days following the date hereof; and (ii) Purchaser shall submit the initial regulatory and licensing submissions required by the applicable Gaming Authorities set forth on Schedule 5.2(b) to be submitted by Purchaser (the “Regulatory and Licensing Submissions”) no later than 11:59 p.m. central time on October 15, 2020 (the “Initial Regulatory Filing Deadline”).
(c)    In addition to and without limitation of the foregoing, each of the Acquired Companies, Seller and Purchaser shall, and their respective Representatives and Affiliates shall, in reasonable consultation file all required initial applications and documents in connection with obtaining the Transaction Approvals by it or its Affiliates (including under applicable Gaming Laws) as soon as reasonably practicable after the date hereof, provided that all required initial applications and documents in connection with obtaining approvals under applicable Gaming Laws shall be made within ninety (90) days following the date hereof. Except as otherwise set forth in this Agreement, each of Seller and the Acquired Companies, on one hand, and Purchaser, on the other hand, shall bear its own costs for the preparation of such Transaction Approvals and responding to any inquiries or information requests, if applicable. “Transaction Approvals” shall mean all approvals of Governmental Authorities required for the consummation of the Contemplated Transactions under Gaming Laws, Antitrust Laws and any other applicable Law, including any applicable liquor, or other applicable alcoholic beverage, licensing Laws. Each party hereto shall use its reasonable best efforts to respond as promptly as practicable to the request of any Governmental Authority for additional information and material by supplying such information or material as it reasonably believes is responsive to such request, and shall cooperate with the other parties hereto in connection with the making of all filings referenced in the preceding sentence, including, subject to applicable Laws relating to the exchange of information, providing copies of all such filed documents to the other parties hereto and their Representatives (other than copies of personal applications made under applicable Gaming Laws and any documents or information related thereto; provided, that materials may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns). Without limiting the foregoing, unless a Governmental Authority requires otherwise, each of Purchaser and Seller shall notify the other promptly of the receipt by it or its Affiliates of written substantive and material comments or requests from Governmental Authorities relating to any Transaction Approvals, and shall supply the other with copies of all non-confidential material correspondence between the notifying party or any of its Representatives and Governmental Authorities with respect to such Transaction Approvals. Prior to Closing, each of the Acquired Companies, Seller and Purchaser shall use reasonable best efforts to schedule and attend any hearings or meetings with Governmental Authorities as promptly as reasonably practicable. From the date of this Agreement until the Closing, each party hereto shall keep the other parties hereto reasonably informed with respect to such party’s pursuit of Transaction Approvals from the date of this Agreement until the Closing or the earlier termination of this Agreement. In addition, upon the terms and subject to the conditions herein provided and subject to the parties’ (and to the extent applicable, their respective Affiliates’) obligations under applicable Law, neither party will (and each party will cause, to the extent applicable, their respective Affiliates not to) knowingly take, or cause to be taken, any action that would reasonably be expected to materially delay or prevent the satisfaction by the Outside Date of the conditions set forth in Article VI of this Agreement.
(d)    Nothing in this Section 5.2 or any other provision of this Agreement shall require Purchaser to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by, Purchaser or any of its respective Affiliates of any portion of the business, properties or assets of Purchaser, including the Acquired Companies or any assets thereof, or any of its Affiliates; and in all events Purchaser shall not be required pursuant to this Section 5.2(d) to propose, commit to or effect any action that is not conditioned upon the consummation of the Contemplated Transactions. For the avoidance of doubt, nothing in this Section 5.2 shall be deemed to limit any obligations Purchaser may have to pay the Reverse Termination Fee pursuant to Section 8.3, if such amount is owned pursuant thereto.

(e)    No party hereto shall independently participate in any substantive communication initiated by such party or engaged in with advance notice from such Governmental Authority, either in person or by telephone, with any Governmental Authority in respect of any Gaming Approval, or the HSR Filing, without giving the other party hereto prior notice of the communication and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate, in each case, to the extent practicable and permitted by applicable Laws. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to a Proceeding under the HSR Act or any Law relating to the Gaming Approvals.
(f)    Notwithstanding anything to the contrary in any other provision of this Agreement, Purchaser and its Affiliates shall have no obligation to, and shall retain sole discretion in deciding whether to, litigate, defend against, or otherwise contest any challenge, claim, lawsuit or other cause of action relating to the Contemplated Transactions or this Agreement pursuant to or under Gaming Laws, Antitrust Laws and any other applicable Law.
5.3    Access; Confidentiality.
(a)    From the date hereof to the Closing Date or earlier termination of the Agreement in accordance with Article VIII hereof, and subject to applicable Gaming Laws, Seller and the Acquired Companies shall, and shall cause their respective Representatives to, (i) afford Purchaser’s Representatives, upon reasonable prior written notice, which shall be directed to Seller as set forth in Section 9.1 (or such other officer of Seller designated in writing), reasonable access during normal business hours to the officers, employees, agents (including outside accountants and financial advisors), properties, offices and other facilities, books and records of the Acquired Companies and (ii) furnish to Purchaser and its Representatives such financial and operating data and other information as such Persons may reasonably request concerning the Shares (or, following the Conversions, the Purchased Interests), the Business and the operations of the Acquired Companies; provided, however, that (y) Purchaser shall have no right to perform any invasive, subsurface, destructive or physical testing, sampling or other environmental investigation of any properties or facilities owned or operated by the Acquired Companies without Seller’s prior written consent (which consent may be withheld in Seller’s sole discretion), and (z) neither Seller nor any of the Acquired Companies shall be required to violate any Order or Law to which Seller or an Acquired Company is subject or to waive any privilege which Seller or an Acquired Company may possess in discharging the obligations pursuant to this Section 5.3, provided, however, that the parties shall reasonably cooperate in seeking to find a way to allow disclosure of such information to the extent doing so would not be reasonably likely to cause such privilege to be undermined with respect to such information. Prior to the Closing, without the prior written consent of Seller, Purchaser shall not contact any suppliers to, or customers of, the Company (except to the extent such communications are limited to suppliers and customers of Purchaser or its Affiliates, and then only to the extent relating to such supplier’s or customer’s business with Purchaser or its Affiliates). Purchaser and its Representatives shall conduct their investigations pursuant to this provision in such a manner so as not to unreasonably interfere with the normal operations of the Business.

(b)    Purchaser and Seller acknowledge and agree that prior to the Closing, the Non-Disclosure Agreement shall remain in full force and effect. If this Agreement is, for any reason, terminated prior to the Closing, the Non-Disclosure Agreement and the provisions of this Section 5.3(b) shall continue in full force and effect unimpaired. Purchaser and Seller agree that, upon Closing, the Non-Disclosure Agreement shall automatically terminate and have no further force or effect. From and after the Closing, subject to Section 5.5, Seller agrees to treat in confidence all Confidential Information and all other documents, materials and other information regarding the Acquired Companies, the Business or the Shares (or, following the Conversions, the Purchased Interests) or which it shall have obtained regarding Purchaser during the course of the negotiations leading to the consummation of the Contemplated Transactions (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents provided, that Seller may disclose any such documents, materials, and information to the extent required by applicable Law and in such case, to the extent reasonably possible, Seller shall provide Purchaser with notice of such requirement prior to making any disclosure.
(c)    No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.
(d)    As promptly as practicable, but subject to compliance with applicable Gaming Laws, Seller will deliver to Purchaser copies of all license applications and other filings made by any Acquired Company after the date hereof and before the Closing Date with any Governmental Authority or Gaming Authority with such redactions as are reasonably necessary to protect nonpublic information related to the Seller (other than applications or other filings made by individuals (though the Seller shall provide prompt notice to the Purchaser of such applications or filings being submitted) and routine, recurring applications and filings made in the Ordinary Course of Business).
5.4    Notification. Seller and the Acquired Companies, on the one hand, and Purchaser, on the other hand, shall promptly (and in any event within three (3) Business Days after becoming aware of any such Proceeding) notify the other in writing of any (a) Proceeding instituted or threatened in writing against such Person, or any Affiliate thereof, seeking to restrain, prohibit or otherwise challenge the legality of the Contemplated Transactions, or (b) or any change, occurrence or event which would reasonably be expected to cause any of the conditions to Closing set forth in Article VI not to be satisfied; provided that no such notification, nor the obligation to make such notification, shall affect the representations, warranties or covenants, or the conditions to the obligations of, any party to this Agreement or such Person’s liability therefor. Seller and the Acquired Companies, on the one hand, and Purchaser, on the other hand, hereby acknowledge that the other party does not waive any right it may have hereunder as a result of such notifications.
5.5    Public Announcements. Seller and Purchaser shall agree on the form and content of the initial press release regarding the Contemplated Transactions and thereafter shall consult with each other before issuing, provide each other the opportunity to review and comment upon and use commercially reasonable efforts to agree upon, any press release or other public statement with respect to any of the Contemplated Transactions and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except to the extent (a) such consultation or consideration is not possible as a result of applicable Law (including applicable securities Laws and any Gaming Laws) or by obligations pursuant to any listing agreement with any national securities exchange (it being understood and agreed that Purchaser may file one or more Current Reports on Form 8-K with the SEC in connection with the Contemplated Transactions), or (b) such press release or other public statement is consistent in all material respects with a press release or other public statement previously approved by Seller and Purchaser.
5.6    No Control of the Acquired Companies. Except as permitted by the terms of this Agreement, nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Closing Date. Until the Closing, the operations and affairs of the Acquired Companies are the sole responsibility and under the complete control of Seller, except as provided for in this Agreement.
5.7    Employee Benefit Matters.
(a)    The Acquired Companies shall terminate their participation in all Seller Plans as of the Closing Date. Seller and the applicable Seller Plans shall retain responsibility for all Liabilities relating to the Seller Plans, including the liability for payment of all covered benefits and claims (including medical, dental, life insurance and long-term disability) and expenses incurred by all Employees and all MSI Employees (and all dependents and beneficiaries of such Employees and MSI Employees) under such Seller Plans. Purchaser and its Affiliates (including the Acquired Companies, following the Closing) shall be responsible for all Liabilities and obligations in respect of benefits accrued after the Closing Date by the Continuing Employees under the employee benefit plans of Purchaser and its Affiliates, and neither Seller nor its Affiliates shall have any Liabilities with respect thereto.
(b)    Notwithstanding anything herein to the contrary: (i) nothing in this Agreement shall create any obligation on the part of Purchaser or the Acquired Companies to continue the employment of any Continuing Employee for any definite period following the Closing; and (ii) nothing in this Agreement shall interfere with the right of Purchaser or its Affiliates to relocate or terminate the employment of any of the Continuing Employees at any time after the Closing Date. Purchaser or its Affiliate, as applicable, shall bear the cost and expense of the termination of the employment with Purchaser or its Affiliate of any Continuing Employee after the Closing.
(c)    Schedule 5.7(c) includes a complete and accurate list of all MSI Employees, which schedule shall, no later than five (5) days prior to the Closing Date, be updated with any changes to the roster or MSI Employees that may occur after the date hereof consistent with the restrictions set forth in Section 5.1(b). All MSI Employees are anticipated to transfer employment to the Purchaser or one of its Affiliates in connection with the Closing. Effective as of the Closing, Purchaser shall (or shall cause one of its Affiliates to) offer employment (consistent with the requirements of Section 5.7(d)) to each MSI Employee who is employed by MSI as of immediately prior to the Closing. Seller shall remain liable for all responsibilities and obligations for continuation coverage under Section 601 et seq. of ERISA and any state continuation coverage requirements that arise with respect to the MSI Employees and their beneficiaries and to all qualified beneficiaries of covered employees, in each case for whom a “qualifying event” under

COBRA occurs on or prior to the Closing Date and any other individuals who are “M&A Qualified Beneficiaries” (as such term is defined in Treasury Regulation 54.4980B-9 Q&A-4(a)) with respect to the Contemplated Transactions. Seller shall be responsible for, have all Liability with respect to, and shall reimburse Purchaser, as applicable, for, any severance, paid time-off payout, WARN Act Liability, or similar obligation (i) with respect to or arising from any MSI Employee who receives but does not accept an offer of employment with Purchaser or any of the Acquired Companies and (ii) with respect to and arising solely from the termination of any MSI Employee’s employment with MSI in connection with the hiring of such MSI Employee by Purchaser or any of its Affiliates (including, following the Closing, any Acquired Company) (in each case including the employer portion of any payroll, social security, unemployment or similar Taxes related thereto). Purchaser shall be responsible for, have all Liability with respect to, and shall reimburse MSI, as applicable, for, any severance, paid time-off payout or similar obligation with respect to or arising from the termination of employment of any MSI Employee who is employed by MSI as of the Closing and who does not receive an offer of employment with Purchaser or any of its Affiliates (including, following the Closing, any Acquired Company).
(d)    Purchaser shall ensure that, as of the Closing Date, each Employee of the Acquired Companies who continues to be employed by the Acquired Companies as of the Closing Date or is otherwise employed by Purchaser or one of its Subsidiaries after the Closing Date and each MSI Employee who accepts employment with Purchaser or one of its Affiliates as of the Closing (each such person, a “Continuing Employee”) shall, for the twelve (12) month period after the Closing Date, be provided with (i) an annual base salary (or, in the case of an hourly Continuing Employee, the base hourly wage rate) that is at least equal to the annual base salary rate (or base hourly wage rate, as applicable) payable to such Continuing Employee immediately prior to the Closing, (ii) to the extent applicable to a Continuing Employee, a cash incentive compensation opportunity that is substantially similar to that provided by Purchaser to similarly situated employees of the Purchaser as of the Closing Date; and (iii) other employee benefits (including severance) that are substantially similar in the aggregate to those provided by Purchaser to similarly situated employees of the Purchaser.
(e)    Purchaser shall ensure that each Continuing Employee receives full credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual) for service with the Acquired Companies or MSI (or predecessor service credit under their employee benefit plans) under each of the employee benefit plans, programs and policies of Purchaser or the relevant Subsidiary, as applicable, in which such Continuing Employee becomes a participant (collectively, the “Purchaser Plans”); provided, however, that no such service recognition shall result in any duplication of benefits. As of the Closing Date, Purchaser shall, or shall cause the relevant Subsidiary to, credit to Continuing Employees the amount of vacation time and/or sick leave that such employees had accrued under any applicable Employee Benefit Plan as of the Closing Date; provided that, with respect to any Continuing Employees who were employees of any Acquired Company or MSI as of immediately prior to the Closing, such credit shall only be required to the extent that Liability for such amount is recorded as a Current Liability in the Acquired Companies’ Financial Statements as of the Closing and, in the case of the MSI Employees, as a Current Liability for purposes of calculating each of the Estimated Working Capital, the Closing Date Working Capital and the Actual Working Capital. With respect to each health or welfare benefit plan maintained by Purchaser or the relevant Subsidiary for the benefit of any Continuing Employees, Purchaser shall use commercially reasonable efforts, subject to the consent of any applicable insurer to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, subject to any conditions, regulations, underwriting criteria or similar provisions imposed by any of Purchaser’s insurers, and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable co-payments, deductibles and annual out-of-pocket limits for medical expenses incurred by the Continuing Employee prior to the Closing Date and for which payment has been made, subject to any conditions, regulations, underwriting criteria or similar provisions imposed by any of Purchaser’s insurers.
(f)    Subject to compliance with applicable Laws, reasonably promptly following the request by Purchaser, Seller and the Company each shall provide to Purchaser such information related to the compensation and benefits of the Continuing Employees as Purchaser may reasonably request to aid Purchaser in complying with its obligations under this Section 5.7. Purchaser shall permit each eligible Continuing Employee to, as soon as reasonably practicable following the Closing Date, become a participant in a Purchaser Plan constituting an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code).
(g)    The parties hereto shall coordinate with each other prior to the Closing Date as to the form and content of any communication from Purchaser or any of its Affiliates to the Continuing Employees, including communications about employment offers. Prior to the Closing Date, Purchaser and its Affiliates shall not disseminate any such communication without the prior approval of Seller, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent Purchaser or its Affiliates from making any and all public disclosures legally required to comply with any applicable Laws or requests of any Governmental Authority, provided, that Purchaser shall provide Seller with advance notice as to the form and content of any such disclosures.
(h)    Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions of this Section 5.7.
(i)    Nothing contained in this Section 5.7 or anywhere in this Agreement shall (i) amend, establish or terminate, or be deemed to amend, establish or terminate, or, subject to the limitation of Section 5.1(b)(xvii), prohibit the amendment or termination of, any Employee Benefit Plan or any other employee benefit plan of Seller, Purchaser or any of their Affiliates, (ii) create any third party beneficiary rights in any Person, including any employee or former employee (including any beneficiary or dependent thereof) of Seller, the Acquired Companies, MSI or of any Affiliates of Seller or the Acquired Companies in respect of continued or new employment with either Purchaser or any of its Affiliates, or otherwise provide any Person not a party to this Agreement with any right, benefit or remedy with regard to any Employee Benefit Plan or a right to enforce any provision of this Agreement, or (iii) subject to the limitation of Section 5.1(b)(xvii), limit in any way the ability of Purchaser, Seller or any of their Affiliates to amend or terminate any Employee Benefit Plan at any time, subject to applicable Laws.
5.8    No Solicitation of Transaction. Each of Parent, the Acquired Companies and Seller shall not, and Parent and Seller shall cause each of Seller and the Acquired Companies,

respectively, not to, and each of Parent, the Acquired Companies and Seller shall not authorize or permit the respective Affiliates and Representatives thereof to, directly or indirectly, (a) solicit, initiate, entertain, or conduct any discussions or negotiations with, or provide any information to or otherwise cooperate in any other way with, or facilitate or encourage any effort to attempt to, or enter into any agreement, discussion, negotiation, arrangement or understanding with, any Person or group of Persons regarding any Acquisition Proposal or that is reasonably likely to result in an Acquisition Proposal, (b) provide any assistance, information, documents or cooperate or have discussions with, any Person (other than Purchaser and its Representatives) in connection with any inquiry, offer, proposal or agreement relating to an Acquisition Proposal, (c) afford any access to the personnel, offices, facilities, properties, transaction data rooms or books and records of the Acquired Companies to any Person (other than Purchaser and its Representatives) relating to an Acquisition Proposal or (d) otherwise assist or facilitate the making of, or cooperate in any way regarding any inquiry, offer, proposal or agreement by any Person (other than Purchaser or its Representatives) relating to a possible Acquisition Proposal. Upon execution of this Agreement, each of Parent, the Acquired Companies and Seller shall, and Parent and Seller shall cause each of Seller and the Acquired Companies, respectively, to, immediately cease and terminate any activities, discussions, negotiations or communications with any Person (other than Purchaser) with respect to any Acquisition Proposal and will promptly request the return or destruction of any confidential information provided to any Person in connection with an Acquisition Proposal; provided, however, that nothing in this Section 5.8 shall preclude Seller or its Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence. Seller and the Acquired Companies shall promptly notify Purchaser if any Acquisition Proposal, or any offer, proposal, agreement, inquiry or contact with any Person with respect to an Acquisition Proposal, and will promptly notify any Person making an Acquisition Proposal, or offer, proposal, agreement, inquiry or contact with respect thereto about the existence of this exclusivity covenant (but will not disclose the identity of the parties to this Agreement or any of the terms of this Agreement unless such information has been previously disclosed in accordance with the terms of this Agreement) and each of Parent’s, Seller’s and the Acquired Companies’ and their Affiliates’ and their and their Affiliates’ Representatives’ unwillingness to discuss any Acquisition Proposal until this Agreement is terminated.
5.9    Further Assurances.
(a)    Upon written request by Purchaser, the Acquired Companies and Seller will, and Seller will cause the Acquired Companies to, use commercially reasonable efforts to obtain, during the period prior to the Closing Date, the consent, approval or waiver, in form and substance reasonably satisfactory to Purchaser, from any party to any Material Contract required to be obtained in connection with the Contemplated Transactions; provided, that neither Seller nor Purchaser shall have any obligation to offer or pay any material consideration in order to obtain any such consents or approvals; and, provided, further, that, the Acquired Companies and Seller shall not, and Seller shall cause the Acquired Companies not to, make any agreement or understanding affecting the Business as a condition to obtaining any such consents or waivers, except with the prior written consent of Purchaser. Prior to the Closing Date, Purchaser shall reasonably cooperate with Seller in attempting to obtain the consents, approvals and waivers contemplated by this Section 5.9(a).

(b)    From and after the date hereof (including following the Closing), each of the parties shall, and shall cause their Affiliates to, execute and deliver such other instruments of conveyance and transfer as may be reasonably required to carry out the provisions hereof or to give effect to the Contemplated Transactions.
(c)    Seller shall deliver to the Purchaser as promptly as practicable following the Closing, but in any event within five (5) Business Days after the Closing, three (3) USB drives containing a copy of those documents posted to the Data Room as of the Closing.
5.10    Sportsbook Buildout and Capital Expenditures.
(a)    Beginning on the later of (i) the date of this Agreement, and (ii) the date the Purchaser has caused the Letter of Credit to be issued, until the Closing or the earlier termination of this Agreement, at Purchaser’s request, each of Seller and the Company shall reasonably cooperate with Purchaser to take such actions as Purchaser may reasonably request with respect to facilitating the design, construction, buildout and furnishing of a sportsbook within the Casino & Hotel (the “Sportsbook”), on the terms and condition set forth in this Section 5.10. Purchaser, and to the extent that Purchaser has identified and selected Purchaser’s Management Services Provider, Purchaser’s Management Service Provider, shall determine the specifications of the Sportsbook; provided, however, Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required prior to the approval of the project budget (and any subsequent changes to the budget that result in an increase in the budget by more than five percent (5%) in the aggregate from the most recent budget approved by Seller), specifications related to the location and size of the Sportsbook within the Casino & Hotel, and any other specifications that would reasonably be expected to adversely impact the Business; provided further, that Purchaser shall in establishing the specifications for the Sportsbook consider any other commercially reasonable comments of Seller and the Company. Except for any design, construction, buildout or furnishing of the Sportsbook pursuant to this Section 5.10 at the request of Purchaser, during the term of this Agreement, neither Seller nor the Company shall, without Purchaser’s prior written consent, which may be withheld in Purchaser’s sole discretion, design, construct, buildout or furnish the Sportsbook.
(b)    To the extent not prohibited by applicable Law, and upon Purchaser’s written request, and except as would reasonably be expected to adversely impact the Business, Seller and the Company shall, and each shall cause its Representatives to, (i) enter into on behalf of the Seller and the Company a separate access agreement with Purchaser and, if requested by Purchaser, Purchaser’s Management Services Provider, granting Purchaser’s and Purchaser’s Management Service Provider’s Representatives such access to the Owned Real Property, the Casino & Hotel and the Company’s Representatives as shall be reasonably necessary in connection with the design (including site selection within the Casino & Hotel), construction, buildout and furnishing of the Sportsbook, including such access as is necessary to reasonably monitor the actions and activities of the Company Contractors and Company Sportsbook Buildout Partners; such access agreement shall include such other terms and conditions as are reasonable and customary for access agreements that permit a buyer and its representatives to enter a seller’s real property for the purposes contemplated by this Section 5.10; and (ii) provide such commercially reasonable assistance as may be reasonably requested by Purchaser and Purchaser’s Management Service Provider and Purchaser’s and Purchaser’s Management Service Provider’s

Representatives in connection with the design (including site selection) of the Sportsbook provided, however, any costs incurred by Seller and the Company in connection with the foregoing assistance that constitute Illinois Sportsbook Capital Expenditures shall be subject to Purchaser’s obligation to reimburse Seller for such costs, as provided below. Purchaser shall be solely responsible for the preparation of initial drafts of the Purchaser’s Sportsbook Plans and shall provide such initial drafts of the Purchaser’s Sportsbook Plans to Seller and the Company and shall reasonably consider such revisions to Purchaser’s Sportsbook Plans as Seller or the Company may reasonably request within fifteen (15) Business Days of Seller’s or the Company’s receipt of the drafts of Purchaser’s Sportsbook Plans, provided, however, Seller’s prior written consent shall be required prior to the approval of any Purchaser’s Sportsbook Plans that would reasonably be expected to adversely impact the Business. Following Purchaser’s receipt of any comments of Seller or the Company on the Purchaser’s Sportsbook Plans pursuant to the immediately preceding sentence, Representatives of Seller, the Company and Purchaser shall promptly meet to discuss any revisions to Purchaser’s Sportsbook Plans reasonably requested by Seller or the Company, and Purchaser shall thereafter revise the Purchaser’s Sportsbook Plans taking into account the results of such meeting and provide revised versions of Purchaser’s Sportsbook Plans to Seller and the Company for their review and consideration, which process shall repeat until such time as Purchaser’s Sportsbook Plans are substantially complete and acceptable to the parties (such Purchaser’s Sportsbook Plans, the “Final Plans”). To the extent required by applicable Law, and upon the written request of Purchaser, Seller and the Company shall each take such commercially reasonable actions as Purchaser may reasonably request with respect to applying for and securing any required approvals of any Gaming Authority or other Governmental Authority with respect to any Permits, approvals, consents or licenses (other than the Illinois Sports Betting Licenses) necessary for the design (including site selection within the Casino & Hotel), construction, furnishing and operation of the Sportsbook in accordance with the Final Plans, including the filing of such applications and responding to any questions or comments that such Gaming Authority or Governmental Authority may have in regards to the design (including site selection within the Casino & Hotel), construction, furnishing and operation of the Sportsbook.
(c)    Unless prohibited from doing so by applicable Law, Purchaser, or any Affiliate of Purchaser, may, at its election, engage a contractor or multiple contractors (each, a “Purchaser Contractor” and together the “Purchaser Contractors”), the selection of whom shall be subject to Seller’s prior written approval (not to be unreasonably withheld, conditioned or delayed), and such other third parties, the selection of whom shall be subject to Seller’s prior written approval (not to be unreasonably withheld, conditioned or delayed), as shall be necessary to provide services in connection with the design, construction, buildout and furnishing of the Sportsbook (each, a “Purchaser Sportsbook Buildout Party” and collectively, “Purchaser Sportsbook Buildout Parties”). Purchaser may enter into such agreements with a Purchaser Contractor and Purchaser Sportsbook Buildout Party as Purchaser shall determine in its sole discretion (the “Purchaser Buildout Contracts”); provided Purchaser shall use its commercially reasonable efforts to cause all such agreements to include reasonable and customary indemnities for the benefit of the Company and Seller for any Losses caused by such Purchaser Sportsbook Buildout Parties, which indemnification provisions shall be subject to Seller’s reasonable prior written approval (not to be unreasonably withheld, conditioned or delayed), provided further, if such agreements do not include such indemnities for the benefit of the Company and Seller, Company and Seller shall be entitled to draw on the Letter of Credit for reimbursement of any Losses incurred by the Company or Seller and arising under the Purchaser Buildout Contracts.

The insurance provisions of any Purchaser Buildout Contracts entered into by Purchaser shall also be subject to Seller’s prior written approval (not to be unreasonably withheld, conditioned or delayed) and shall include, without limitation, provisions requiring a Purchaser Contractor or any Purchaser Sportsbook Buildout Party a party thereto to maintain commercially reasonable levels of insurance customary for the services such Purchaser Contractor or Purchaser Sportsbook Buildout Party is expected to provide pursuant to such contract in connection with the design, construction, buildout and furnishing of the Sportsbook, and such insurance policies shall name the Company as an additional insured. To the extent not prohibited by applicable Law, and upon Purchaser’s written request, the Company shall, and shall cause its Representatives to, (i) enter into a separate access agreement with the Purchaser Contractors and the Purchaser Sportsbook Buildout Parties granting such parties such access to the Owned Real Property, the Casino & Hotel and the Company’s Representatives as shall be reasonably necessary in connection with the design, construction, buildout and furnishing of the Sportsbook; such access agreement shall include such other terms and conditions as are reasonable and customary to permit a buyers representatives to enter a seller’s property to perform the services and activities contemplated by the Purchaser Buildout Contracts provided, such access provisions may instead be included in the Purchaser Buildout Contracts, in which case such provisions shall be subject to Seller’s prior written approval (not to be unreasonably withheld, conditioned or delayed); and (ii) provide Purchaser’s Contractors and Purchaser Sportsbook Buildout Parties such reasonable assistance as may be requested thereby in connection with the design, construction and furnishing of the Sportsbook, provided, however, in the event Seller or the Company incurs any Illinois Sportsbook Capital Expenditures in connection with the foregoing assistance, such costs and expenses shall be subject to Purchaser’s obligation to reimburse Seller and the Company for such costs, as provided below. Purchaser shall ensure that all Purchaser Buildout Contracts are assignable to or assumable by Seller or the Company (at Seller’s option), in the event this Agreement terminates prior to Closing for any reason.
(d)    Purchaser shall be required to engage the Purchaser Contractors or Purchaser Sportsbook Buildout Parties (as reasonably approved by Seller), provided however, in the event that (i) pursuant to applicable Law, Seller or the Company is prohibited from permitting Purchaser to engage the contractors or other third parties that are necessary to complete the design, construction, buildout or furnishing of the Sportsbook, upon Purchaser’s request, or (ii) Purchaser determines that, based on the written advice of its tax advisors, Purchaser may be ineligible to receive the Privilege Tax Credit as a result of directly engaging the Purchaser’s Contractors or Purchaser’s Sportsbook Buildout Party in accordance with subsection (c) above, the Company shall, upon Purchaser’s written request, engage a contractor or contractors selected by Purchaser and reasonably approved by Seller (each, a “Company Contractor” and together, the “Company Contractors”) and such other third parties selected by Purchaser and reasonably approved by Seller, as shall be necessary to provide services in connection with the design, construction, buildout and furnishing of the Sportsbook (each, a “Company Sportsbook Buildout Party” and collectively, the “Company Sportsbook Buildout Parties”). Upon Purchaser’s written request, Seller and the Company shall enter into such agreements (the “Company Buildout Contracts”) with the Company Contractors and Company Sportsbook Buildout Parties as the Company Contractors and Company Sportsbook Buildout Parties shall reasonably request in connection with the design, construction, buildout and furnishing of the Sportsbook; provided all such agreements shall be subject to Seller’s prior written approval (not to be unreasonably withheld, conditioned or delayed) and shall include the indemnity (or Letter of Credit) and insurance provisions required for direct Purchaser Buildout Contracts in Section 5.10(c). Subject to the preceding sentence, any Company Buildout Contracts entered into by the Company shall be approved in advance by Purchaser and shall include therein such terms and conditions as Purchaser shall reasonably request, including customary representations and warranties, covenants and indemnities, in regards to the services to be provided pursuant to such Customer Buildout Contracts. To the extent not prohibited by applicable Law, and upon Purchaser’s written request, Seller and the Company shall, and each shall cause its Representatives to, (x) enter into a separate access agreement with the Company Contractors and the Company Sportsbook Buildout Parties granting such parties such access to the Owned Real Property, the Casino & Hotel and the Company’s Representatives as shall be reasonably necessary in connection with the design, construction, buildout and furnishing of the Sportsbook; such access agreement shall include such other terms and conditions as are customary for access agreements that permit a contractor’s representatives to enter property of a customer to perform the services customarily provided by such party; provided such access provisions may be included in the Company Buildout Contracts; and (y) provide the Company Contractors and the Company Sportsbook Buildout Parties such reasonable assistance as may be requested thereby in connection with the design, construction and furnishing of the Sportsbook; provided, however, in the event Seller or the Company incurs any Illinois Sportsbook Capital Expenditures in connection with the foregoing assistance, such costs and expenses shall be subject to Purchaser’s obligation to reimburse Seller for such costs, as provided below. Neither Seller nor the Company nor any of Seller’s or the Company’s Representatives shall grant any approvals or consents under Company Buildout Contracts without Purchaser’s prior written consent, and the Company shall provide the Company Contractors and Company Sportsbook Buildout Parties with any reasonable written instructions that Purchaser may request in writing.
(e)    As a condition to any of Seller’s or the Company’s obligations pursuant to this Section 5.10 (other than pursuant to Section 5.10(b)), Purchaser shall provide evidence of the amount and effectiveness of the Letter of Credit to Seller (and continue to do so on a monthly basis). Purchaser shall also notify Seller promptly upon any change in the effectiveness, amount or terms of the Letter of Credit. If at any time the total amount of the Letter of Credit is less than $2,000,000, Purchaser shall increase the amount of the Letter of Credit, as applicable, to the required amount within five Business Days following written notice from Seller.
(f)    Purchaser shall be directly responsible for any Illinois Sports Betting Capital Expenditures billed by the Purchaser Contractors or the Purchaser Sportsbook Buildout Parties and shall reimburse Seller or the Company for any Illinois Sports Betting Capital Expenditures billed to Seller or the Company by the Company Contractors or the Company Sportsbook Buildout Parties and paid by Seller or the Company, or otherwise incurred by Seller or any Acquired Company in connection with the design, construction, buildout and furnishing of the Sportsbook, including pursuant to any Company Buildout Contracts. To the extent that Seller or the Company receives an invoice from any Purchaser Contractor or Purchaser Sportsbook Buildout Party, or other party engaged by Purchaser related to the design, construction, buildout or furnishing of the Sportsbook in accordance with the provisions of this Section 5.10, the Company shall promptly forward such invoice to Purchaser and Purchaser shall be responsible for the payment of any Illinois Sportsbook Capital Expenditures reflected in such invoice. Upon Purchaser’s receipt of each such invoice, Purchaser shall promptly (and in any event no later than the date such invoice is due) pay directly to the Purchaser Contractor or Purchaser Sportsbook Buildout Party, issuing the invoice all amounts of Illinois Sportsbook Capital Expenditures, not then being disputed in good faith by Purchaser, set forth on such invoices, and Purchaser shall provide to Seller evidence reasonably promptly of any such invoice payments. To the extent that Seller or the Company receives an invoice from a Company Contractor or Company Sportsbook Buildout Party or other party engaged by Seller or the Company at the written direction of Purchaser related to the design, construction, buildout or furnishing of the Sportsbook in accordance with the provisions of this Section 5.10, the Company shall promptly forward such invoice to Purchaser and, if not reasonably objected to in writing by Purchaser prior to the fifth Business Day prior to the due date of such invoice, the Company shall promptly, but in no event later than the due date of such invoice, pay such invoice. To the extent that Seller or the Company pays any invoice evidencing a Illinois Sportsbook Capital Expenditure invoiced to Seller or the Company by any Company Contractor, Company Sportsbook Buildout Party or other party engaged by Seller or the Company at the written direction of Purchaser related to the design, construction, buildout or furnishing of the Sportsbook in accordance with the provisions of this Section 5.10, the Company shall promptly forward evidence of such payment to Purchaser and Purchaser shall promptly, but in no event later than ten (10) days after Purchaser’s receipt of such evidence, reimburse Seller for any amount of Illinois Sportsbook Capital Expenditures paid directly by Seller or the Company in satisfaction of such invoice. In the event Purchaser has not reimbursed Seller for such amounts paid by Seller or the Company within ten (10) days of Purchaser’s receipt of such evidence, Seller or the Company may draw on the Letter of Credit for such amounts paid. Any of the foregoing amounts of Illinois Sportsbook Capital Expenditures not so paid by Purchaser or reimbursed to the Seller or Company prior to Closing shall be paid at Closing (and for the avoidance of doubt, shall be neither credited towards the Purchase Price nor considered an adjustment of the Purchase Price). In all events, Purchaser shall take all such actions as are necessary to keep the Owned Real Property, the Improvements and the Business free from Encumbrances (x) in any way related to the work contemplated by this Section 5.10 and performed at the request or direction of Purchaser, and/or (y) arising out of the acts of Purchaser, Purchaser’s Management Services Provider or Purchaser’s or Purchaser’s Management Services Provider’s Representatives in connection with the work contemplated by this Section 5.10; including, without limitation, in each such case, posting a bond sufficient to cover the cost of any invoice that Purchaser is disputing. Purchaser shall be entitled to elect not to renew the Letter of Credit or request that the Company and Seller cancel the Letter of Credit, in which case the Company and Seller will return the original Letter of Credit to the issuer of the Letter of Credit and execute such other documentation as may be required by the issuer of the Letter of Credit in order to cancel the Letter of Credit upon the earlier of (A) the Closing and (B) thirty (30) days following the termination of this Agreement.
(g)    In the event that Purchaser breaches in any material respect its obligations under this Section 5.10, Seller may deliver to Purchaser a notice outlining in reasonable detail such breach (such notice a “Sportsbook Default Notice”). Subject to the penultimate sentence of Section 5.10(f), in the event Purchaser has not cured such breach within thirty (30) days, following the date Purchaser receives the Sportsbook Default Notice (provided, with respect to non-monetary breaches that cannot be cured during such thirty (30) day period, if Purchaser has commenced to cure such breach within such thirty (30) day period, such period shall be extended for the period not to exceed a total of 30 days that Purchaser is diligently pursuing a cure), Seller may (but shall not be obligated to) stop the design, construction and furnishing of the Sportsbook, and may (but shall not be obligated) re-commence the design, construction and furnishing of the Sportsbook with replacement Company Contractors and Company Buildout Parties of its choosing, and

Purchaser shall be responsible (and Seller may draw on the Letter of Credit) for all Illinois Sportsbook Capital Expenditures reasonably incurred by Seller or the Company in connection with the design, construction and furnishing of the Sportsbook in accordance with the Final Plans following Purchaser’s failure to cure such breach.
(h)    Privilege Tax Credit.
(i)    Parent, Seller, each Acquired Company and Purchaser acknowledge that (A) after June 30, 2020, the Illinois Gambling Act (the “IGA”) imposes a privilege tax (the “Privilege Tax”) on persons engaged in the business of conducting gambling operations in Illinois based upon the adjusted gross receipts received by a licensee (as defined in the IGA) from gambling games authorized under the IGA, (B) the IGA provides a dollar-for-dollar credit (the “Privilege Tax Credit”) against the Privilege Tax for renovation or construction costs paid by an “owners licensee,” as defined in the IGA, after June 27, 2019 and on or before June 30, 2023 provided certain requirements specified in the IGA (the “Qualification Requirements”) are satisfied, (C) the Privilege Tax Credits are subject to certain limitations and adjustments as provided in the IGA (the “Credit Limitations”), (D) none of Parent, Seller or any Acquired Company has incurred any renovation or construction costs that would support Privilege Tax Credits between June 27, 2019 and the date hereof, and (E) between the date hereof and the Closing Date, Seller or an Acquired Company may incur certain renovation and construction costs that will be funded or reimbursed by Purchaser and which may also support Privilege Tax Credits.
(ii)    Parent, Seller and, prior to the Closing Date, the Acquired Companies agree not to claim any Privilege Tax Credit with respect to any Pre-Closing Tax Period. Rather, Privilege Tax Credits shall accrue for the benefit of Purchaser or, after the Closing Date, the Acquired Companies as appropriate, subject to any applicable Qualification Requirements and Credit Limitations. Notwithstanding the two preceding sentences, Parent, Seller, each Acquired Company and Purchaser agree that (A) if, to avoid loss of the benefits of such Privilege Tax Credits under the IGA or other applicable Law, Purchaser determines that Parent, Seller or, prior to the Closing, an Acquired Company must claim or otherwise apply for any Privilege Tax Credit, then if directed in writing by Purchaser, Parent, Seller or an Acquired Company shall so claim or otherwise apply for such Privilege Tax Credits, and (B) if, prior to the Closing Date, Parent, Seller, or any Acquired Company actually realizes the benefit of any such Privilege Tax Credits claimed or otherwise applied for pursuant to Section 5.10(h)(ii)(A) (a “Pre-Closing Tax Credit Benefit”), the Purchase Price shall be reduced by an amount equal to such Pre-Closing Tax Credit Benefit. Parent, Seller, each Acquired Company and Purchaser agree and acknowledge that (X) Parent, Seller and each Acquired Company shall file claims for, or otherwise apply for, Privilege Tax Credits only as directed by Purchaser, it being specifically understood that Purchaser is responsible for determining qualification for the Privilege Tax Credits of expenses incurred by Seller or Acquired Company, including satisfaction of the Qualification Requirements and application of the Credit Limitations, (Y) none of Parent, Seller, or, prior to the Closing, any Acquired Company shall be required to file any privilege tax return or related filing or claim any Privilege Tax Credit in any manner inconsistent with the IGA or other applicable Law, and (Z) Purchaser shall indemnify Parent and Seller for Losses incurred by them as a result of their compliance with the provisions of Section 5.10(g)(ii)(A), including, for avoidance of doubt, any taxes, interest, penalties or other costs resulting from an audit or assessment of Privilege Tax by the applicable

Governmental Authority that administers and collects the Privilege Taxes and Privilege Tax Credits.
(iii)    Except as specifically otherwise provided in this Agreement, each of Parent, Seller, prior to the Closing, any Acquired Company, and Purchaser agree and acknowledge that none of Parent, Seller or, prior to the Closing Date, any Acquired Company shall have any responsibility with respect to (A) the determination of, or the satisfaction of, any of the Qualification Requirements with respect to Privilege Tax Credits, (B) the determination of, or application of, the Credit Limitations with respect to Privilege Tax Credits, or (C) any compliance requirement or document filing obligation related to the claiming of, or entitlement to, the benefit of any Privilege Tax Credit, except to the limited extent provided in Section 5.10(h)(ii)(A). Seller and Purchaser further agree that none of Parent, Seller or any Acquired Company shall have any obligation to indemnify or otherwise hold Purchaser harmless in the event that any potential Privilege Tax Credits are for any reason disallowed by the applicable Governmental Authority that administers and collects the Privilege Taxes and Privilege Tax Credits or otherwise not available to Purchaser or any Acquired Company for any pre-Closing or post-Closing tax period other than as a result of Parent, Seller or any Acquired Company claiming any or otherwise applying for any Privilege Tax Credits in violation of the terms of this Agreement.
(iv)    In the event that the transactions contemplated by this Agreement are not consummated, any Illinois Sportsbook Capital Expenditures for which Purchaser is obligated to reimburse or otherwise pay to Parent, Seller or any Acquired Company pursuant to this Agreement and that have not been so reimbursed or paid as of the date of the termination of this Agreement (the “Unreimbursed Illinois Sportsbook Capital Expenditures”) shall be reduced, on a dollar-for-dollar basis, by an amount equal to the amount of any Privilege Tax Credit actually realized by Parent, Seller or any Acquired Company as of the date of such termination (the “Tax Credit Offset Amount”).
(v)    In the event that the transactions contemplated by this Agreement are not consummated, Seller and the Acquired Companies shall pay, or cause to be paid, to Purchaser, in accordance with the requirements of this Section 5.10(h)(v), an amount equal to the Illinois Sportsbook Capital Expenditures paid or reimbursed by Purchaser pursuant to this Agreement prior to the termination of this Agreement (including any amounts paid to Seller or the Company or drawn upon thereby pursuant to the Letter of Credit) (such previously paid Illinois Sportsbook Capital Expenditures, the “Previously Paid Illinois Sportsbook Capital Expenditures”) for which Parent, Seller or an Acquired Company has realized a Privilege Tax Credit as of the date of termination of this Agreement (the “Previously Paid Illinois Sportsbook Capital Expenditure Termination Date Realized Amount”).
(vi)    Not later than five (5) Business Days following the termination of this Agreement, Seller and the Acquired Companies shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds to an account(s) designated in writing by Purchaser, an amount equal to the Previously Paid Illinois Sportsbook Capital Expenditure Termination Date Realized Amount.
(vii)    In the event that the transactions contemplated by this Agreement are not consummated, Seller and the Acquired Companies shall use commercially reasonable efforts to apply for the Privilege Tax Credits with respect to any of the Unreimbursed Illinois Sportsbook Capital Expenditures and Previously Paid Illinois Sportsbook Capital Expenditures for which Parent, Seller or an Acquired Company has not realized a Privilege Tax Credit as of the date of termination of this Agreement (the “Illinois Sportsbook Capital Expenditure Unrealized Amounts”). In the event the Parent, Seller or the Acquired Companies subsequently realize Privilege Tax Credits with respect to any Illinois Sportsbook Capital Expenditure Unrealized Amounts (such Tax Credit, the “Illinois Sportsbook Capital Expenditure Post-Termination Date Realized Amount”, and, together with the Tax Credit Offset Amount and the Previously Paid Illinois Sportsbook Capital Expenditure Termination Date Realized Amount, collectively, the “Tax Credit Repayment Amounts”), then Seller or the Acquired Companies, as applicable, shall promptly pay to Purchaser an amount equal to such Illinois Sportsbook Capital Expenditure Post-Termination Date Realized Amount, provided that such amount shall not exceed $2,000,000. Notwithstanding anything herein to the contrary, after the termination of this Agreement, Seller and the Acquired Companies shall only be obligated to pay Purchaser for Privilege Tax Credits related to funds actually paid or reimbursed by Purchaser pursuant to this Agreement (including any amounts paid to Seller or the Company or drawn upon thereby pursuant to the Letter of Credit).
(viii)    For the avoidance of doubt, in no event shall the sum of the Tax Credit Repayment Amount paid by Seller and the Acquired Companies to Purchaser exceed the amount of Illinois Sportsbook Capital Expenditures paid or reimbursed by Purchaser (including any amounts paid to Seller and the Acquired Companies or drawn upon thereby pursuant to the Letter of Credit) and in no event shall the sum of the Tax Credit Repayment Amount paid by Seller or the Company to Purchaser exceed $2,000,000.
(i)    For the avoidance of doubt, the Closing shall not be conditioned (or delayed) upon the commencement or completion of the Sportsbook or the application for or approval of the Privilege Tax Credit. For the avoidance of doubt, the obligations of the parties set forth in this Section 5.10 shall survive the termination of this Agreement and the Closing.
5.11    Tax Matters.
(a)    Indemnification. Seller will indemnify and hold the Purchaser Indemnified Parties harmless against any and all Losses which a Purchaser Indemnified Party suffers or incurs, insofar as such Losses are paid or incurred in connection with, arise out of or result from (i) all Taxes imposed on the Acquired Companies, or for which an Acquired Company may otherwise be liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Tax Period, the portion of such Straddle Tax Period ending on and including the Closing Date (“Pre-Closing Tax Period”), including, for avoidance of doubt, any payroll taxes owed by or with respect to any Acquired Company that are due or paid after the Closing Date to the extent such payroll taxes relate to taxable periods, or portions thereof, ending on or prior to the Closing Date and the payment of which was deferred pursuant to Section 2302(a)(1) of the CARES Act; provided however that the Seller shall retain the tax benefits of any employee retention credits provided for pursuant to Section 2301(a) of the CARES Act that have not been claimed or the benefit received as of the Closing Date and which employee retention credits relate to taxable periods ending or prior to the Closing Date, (ii) all Taxes of Seller for any taxable period, (iii) all Taxes imposed (A) on the Acquired Companies, or for which an Acquired Company may otherwise be liable, as a result of being a member of an affiliated, consolidated, combined or unitary group under Treasury Regulations Section 1.1502-6 on or prior to the Closing Date, or (B) as a result of transferee or successor liability or joint and several liability, by Contract or otherwise relating to an event, occurrence or agreement at or prior to the Closing, and (iv) all Transfer Taxes for which the Seller is responsible pursuant to Section 5.11(b); provided, however, that Seller shall not be liable for or pay, and shall not indemnify or hold harmless the Purchaser Indemnified Parties against, the amount of any such Taxes taken into account in the Actual Working Capital or Actual Transaction Costs. For purposes of the foregoing and for purposes of the determination of Working Capital, the determination of the Taxes of the Acquired Companies for the portion of the Straddle Tax Period ending on and including the Closing Date shall be determined as follows: (i) in the case of any real property, personal property and other similar ad valorem Tax, such Tax shall be equal to the total amount of such Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Tax Period that are in the period ending on the Closing Date, and the denominator of which is the total number of calendar days in the Straddle Tax Period; and (ii) in the case of any other Tax, on a closing-of-the-books basis by assuming that the Straddle Tax Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date.
(b)    Transfer Taxes. Seller and Purchaser shall each bear 50% of any real property transfer Tax, sales Tax, use Tax, stamp Tax, unit transfer Tax, and other similar Taxes imposed on the Contemplated Transactions (“Transfer Taxes”). Purchaser and Seller shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes.
(c)    Tax Returns.
(i)    Seller shall timely file or cause to be timely filed when due all Tax Returns that are required to be filed by or with respect to the Acquired Companies on or prior to the Closing Date. In each case Seller shall remit or cause to be paid to the applicable Governmental Authority any Taxes due in respect of such Tax Returns. All Tax Returns that Seller is required to file or cause to be filed in accordance with this Section 5.11(c)(i) shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, other than in the Ordinary Course of Business or as required by applicable Tax Law, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods.
(ii)    Purchaser shall timely file or cause to be timely filed when due all Tax Returns required to be filed by the Acquired Companies with respect to any Straddle Tax Period and any Tax Return that is required to be filed by or with respect to the Acquired Companies for taxable periods ending on or before the Closing Date that are due after the Closing Date (taking into account extensions of time to file). All Tax Returns that Purchaser is required to file or cause to be filed in accordance with this Section 5.11(c)(ii) shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, other than as required by applicable Tax Law, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods. Such Tax Returns prepared by Purchaser pursuant to this Section 5.11(c)(ii) shall be provided to Seller not less than twenty (20) days (or such lesser time as the circumstances require, but in any event, not less than (10) days) prior to the due date for timely filing such Tax returns for review and comment. Purchaser shall accept and incorporate into such Tax Returns all reasonable comments provided by Seller; provided that, in no event shall Purchaser be required to incorporate any comments from Seller if Purchaser and Seller reasonably determine that Seller’s position is not supportable on a “more likely than not” basis. The provisions of Section 2.4(d) shall apply if Purchase and Seller cannot agree regarding whether a position is supportable on a more likely than not basis.
(iii)    Seller shall remit to Purchaser the Taxes for which Seller is liable pursuant to this Section 5.11 in respect of any Tax Return to be filed by Purchaser pursuant to this Section 5.11(a) at least five (5) days prior to the due date for such Tax Return. For the avoidance of doubt, such payment obligations shall not be subject to the limitations on indemnification set forth in Section 7.3.
(d)    Assistance and Cooperation. After the Closing Date, each of Seller and Purchaser, upon reasonable request, shall (and shall cause their respective Affiliates to) provide to the other reasonable cooperation and assistance in connection with:
(i)    signing and delivering such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 5.11(b) (relating to sales, transfer and similar Taxes);
(ii)    the preparation of any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 5.11(c);
(iii)    preparing for and defending audits of, or disputes with any Governmental Authority regarding, any Tax Returns of the Acquired Companies;
(iv)    making available information, records, and documents relating to Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period; and
(v)    furnishing the other with copies of correspondence received from any Governmental Authority in connection with any Tax audit or information request with respect to any such taxable period.
(e)    Survival, etc. Notwithstanding anything to the contrary in this Agreement (including Article VII), the obligations of the parties set forth in this Section 5.11 shall survive the Closing until the date that is sixty (60) days after the expiration of the applicable statutes of limitations (including any extensions thereof); provided, however, that if, at any time on or prior to the expiration date referred to in this sentence, any Purchaser Indemnified Party notifies Seller of a claim for recovery under this Section 5.11, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved. No claim made pursuant to this Section 5.11 shall be subject to the limitations in Section 7.3.
(f)    Contest Provisions. Notwithstanding anything to the contrary in this Agreement (including Article VII):

(i)    Purchaser will promptly notify Seller in writing upon receipt by the Purchaser, any of its Affiliates or, after the Closing Date, an Acquired Company of notice of any pending or threatened Tax audits, inquiries or assessments, or other legal proceedings relating to Taxes of an Acquired Company for which Purchaser or its Affiliate may be entitled to indemnification under Section 5.11 (a “Tax Contest Claim”); provided, however, that the failure or delay by Purchaser to promptly provide notice of a Tax Contest Claim will not affect Purchaser’s right to indemnification hereunder except to the extent that Seller clearly demonstrates that its defense of such Tax Contest Claim is actually prejudiced thereby. Such notice will include a copy of the relevant portion of any correspondence received from the relevant Governmental Authority.
(ii)    Seller will have the right to control the conduct of any Tax Contest Claim which relates solely to one or more taxable periods that end on or before the Closing Date, and to employ counsel of Seller’s choice at its own cost; provided, however, that (A) Seller will keep Purchaser informed, on a reasonably prompt basis, regarding the progress and substantive aspects of any such Tax Contest Claim and will provide Purchaser with copies of any correspondence to or from the applicable taxing authority, and (B) Seller will not compromise or settle any such Tax Contest Claim without obtaining Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if such compromise or settlement could reasonably be expected to increase the Taxes of Purchaser or any Acquired Company for any taxable period (or portion thereof) after the Closing Date (ignoring for this purpose any immaterial increases in Taxes). If Seller does not timely control the conduct of a Tax Contest Claim pursuant to this Section 5.11(f)(ii), then Purchaser will keep Seller reasonably informed regarding the progress and substantive aspects of such Tax Contest Claim and Purchaser will not compromise or settle any such Tax Contest Claim in a manner that would result in additional Liability of Seller for Taxes without obtaining Seller’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).
(iii)    Seller and Purchaser shall be entitled to jointly control the conduct of any Tax Contest Claim which relates to any Straddle Tax Period, and in connection therewith, each of Seller and Purchaser shall be entitled to employ counsel of its choice at its own cost. To the extent that Seller and Purchaser assume joint control of any such Tax Contest Claim, neither Seller nor Purchaser will compromise or settle such Tax Contest Claim without obtaining the other party’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). If Seller does not timely assume joint control of the conduct of a Tax Contest Claim pursuant to this Section 5.11(f)(iii), then Purchaser will control the conduct of such Tax Contest Claim and will keep Seller reasonably informed regarding the progress and substantive aspects of such Tax Contest Claim and Purchaser will not compromise or settle any such Tax Contest Claim in a manner that could be reasonably expected to result in additional Liability of Seller for Taxes without obtaining Seller’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).
(g)    Tax Refunds. Except to the extent taken into account in Actual Working Capital, any refund of Taxes of an Acquired Company, or any amounts credited against such Taxes, (including any interest actually received or credited with respect thereto) attributable (or treated as attributable) to a Pre-Closing Tax Period shall be the property of Seller, and shall be paid promptly by the Company or Purchaser upon receipt to or at the direction of Seller or its Affiliates.

(h)    Purchase Tax Acts. Except as required by applicable Law, Purchaser shall not, and shall cause each of its Affiliates (including, after the Closing, each Acquired Company) not to, (i) file any amended Tax Return with respect to any Acquired Company that relates to or impacts any Pre-Closing Tax Period, (ii) make, revoke or amend any Tax election, change any accounting period, or change any Tax accounting method with respect to any Acquired Company to the extent that such action would have retroactive effect to any Pre-Closing Tax Period, or (iii) initiate any voluntary disclosure agreement or similar agreement with any Governmental Authority with respect to any Tax or Tax Return of any Acquired Company.
5.12    Director and Officer Liability.
(a)    For a period of six (6) years after the Closing Date, Purchaser shall, or shall cause the Acquired Companies to, reimburse, indemnify, defend and hold harmless the individuals who on or prior to the Closing Date were directors or officers of the Acquired Companies (collectively, the “D&O Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of any such Acquired Company at any time prior to the Closing Date, but, in each case, solely to the same extent that such D&O Indemnitees were entitled to indemnification as of immediately prior to the Closing pursuant to the Charter Documents of the Acquired Companies or any indemnification agreement between an Acquired Company and the D&O Indemnitee, in each case, as in existence on the date hereof with, or for the benefit of, any such D&O Indemnitees for matters occurring on or prior to the Closing. Purchaser agrees that all rights of the D&O Indemnitees to indemnification and exculpation from Liabilities for acts or omissions occurring prior to the Closing Date as provided in the respective Charter Documents of the Acquired Companies as now in effect, and any indemnification agreements or arrangements of the Acquired Companies in effect as of the date hereof shall survive the Closing Date and shall continue in full force and effect in accordance with their terms for a period of six (6) years following the Closing Date. During such six (6) year period, such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by Law. In addition, Purchaser shall, or shall cause the Acquired Companies to, pay any expenses of any D&O Indemnitee under this Section 5.12, as incurred to the fullest extent such D&O Indemnitee has the right to advancement of expenses as of the date hereof, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.
(b)    On or prior to the Closing, Seller shall purchase, on behalf of the Acquired Companies, a prepaid, extended reporting period endorsement under the Acquired Companies’ existing directors and officers liability insurance, which insurance shall provide coverage for the D&O Indemnitees for a period of six (6) years immediately following the Closing and shall be no less favorable than the coverage provided by the policy or policies applicable to the Acquired Companies and maintained by Seller or the Acquired Companies immediately prior to the Closing for the benefit of such individuals (the “D&O Tail”). Seller and Purchaser shall split evenly the aggregate amount of all premiums due in connection with the D&O Tail (the “D&O Tail Premium”).
(c)    In the event that Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser shall assume all of the obligations thereof set forth in this Section 5.12. The obligations of Purchaser under this Section 5.12 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 5.12 applies without the consent of the affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees to whom this Section 5.12 applies shall be third party beneficiaries of this Section 5.12).
5.13    Release.
(a)    Effective as of the Closing Date, to the extent permitted by Law, Seller (on behalf of itself and its Affiliates and each of its and its Affiliates’ respective past, present and future Representatives, general or limited partners, management companies, members, stockholders, equity holders, controlling Persons, Subsidiaries or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing) (each a “Seller Releasor”) hereby irrevocably and unconditionally releases and forever discharges Purchaser, the Acquired Companies, and Purchaser’s and the Acquired Companies’ respective Affiliates, Representatives and each of Purchaser’s and the Acquired Companies’ and their Affiliates’ and Representatives’ respective successors and permitted assigns (individually, a “Purchaser Releasee” and collectively, “Purchaser Releasees”) from any and all Proceedings, Losses, Liabilities and Contracts that any Seller Releasor has or has ever had whatsoever, at law or in equity, whether known or unknown, against the respective Purchaser Releasees arising contemporaneously with or before the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or before the Closing, whether pursuant to Charter Documents, Contract or otherwise and whether or not relating to claims asserted after the Closing (including rental payments, accrued and unpaid dividends or other payments arising out of or related to Seller’s acquisition or ownership of the Shares and, following the Conversions, the Purchased Interests); provided, however, that nothing contained in this Section 5.13(a) shall operate to release any Purchaser Releasee for any claims arising under, or related to, this Agreement or any Related Agreement, but subject in every respect to the limitations set forth in this Agreement. Seller hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any Proceeding of any kind against any Purchaser Releasee, based upon any matter purported to be released hereby.
(b)    Effective as of the Closing Date, to the extent permitted by Law, Purchaser (on behalf of itself and the Acquired Companies) (each a “Purchaser Releasor”) shall, and shall direct the Acquired Companies (and each of their Affiliates) to, irrevocably and unconditionally release and forever discharge Seller and each of its Affiliates, Representatives and each of Seller’s and its Affiliates’ and Representatives’ respective successors and permitted assigns (individually, a “Seller Releasee” and collectively, “Seller Releasees”) from any and all Proceedings, Losses, Liabilities and Contracts that any Purchaser Releasor has or has ever had whatsoever, at law or in equity, whether known or unknown, against the respective Seller Releasees arising contemporaneously with or before the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or before the Closing, whether pursuant to Charter Documents, Contract or otherwise and whether or not relating to claims asserted after the Closing, in each case, with respect to such Seller Releasee’s management, ownership or operation of the Acquired Companies (including rental payments, accrued and unpaid dividends or other payments arising out of or related to Seller’s acquisition or ownership of the Shares and, following the Conversions, the Purchased Interests); provided, however, that nothing contained in this Section 5.13(b) shall operate to release any Seller Releasee for any claims arising under, or related to, this Agreement or any Related Agreement, but subject in every respect to the limitations set forth in this Agreement. Purchaser hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any Proceeding of any kind against any Seller Releasee, based upon any matter purported to be released hereby.
5.14    Termination of Related Party Contracts and Settlement of Intercompany Accounts.
(a)    Except for the Contracts set forth on Schedule 5.14(a), the Acquired Companies and Seller shall, and Seller shall cause the Acquired Companies and their respective Affiliates to, take such actions as may be necessary such that, as of the Closing, all Contracts between any Acquired Company, on the one hand, and a Related Party, on the other hand, including any Tax sharing agreements, shall be terminated and of no further continued force or effect and no further rights or other obligations or liabilities on the part of any party thereto will continue.
(b)    Except as set forth on Schedule 5.14(b), the Acquired Companies and Seller shall, and Seller shall cause the Acquired Companies and their respective Affiliates to, take such action as are necessary to ensure that all intercompany payables and intercompany receivables between an Acquired Company, on the one hand, and a Related Party, on the other hand, are settled at or prior to the Closing.
5.15    Confidentiality; Noncompete; Nonsolicitation.
(a)    In recognition of the fact that Parent, Seller and their Affiliates are receiving significant economic value under this Agreement, and in furtherance of the sale of the Purchased Interests and the Business to Purchaser hereunder by virtue of the Contemplated Transactions and more effectively to protect the value and goodwill of the Business so sold, Parent and Seller hereby agree to the following restrictive covenants set forth in this Section 5.15 (and acknowledge that Purchaser would be irreparably damaged if Parent, Seller or any of their Affiliates were to violate any restrictive covenants set forth in this Section 5.15):
(i)    For a period of one (1) year following the Closing, Seller shall, and shall cause its Affiliates and Representatives to, keep confidential with same degree of care Seller takes to protect its own Confidential Information (but in no event with less than commercially reasonably degree of care) all information exclusively relating to the Acquired Companies and their business, except (x) to the extent legally permissible, in connection with any action to enforce this Agreement, (y) with respect to financial information of the Acquired Companies and their Subsidiaries for pre-Closing periods for use in connection with Seller’s or its Affiliates’ financial reporting activities or (z) to the extent such information is requested or required by applicable Law or regulation or by deposition, interrogatories, requests for information or documents in legal or administrative proceedings, subpoena, civil investigative demand or other similar legal process, in which case the Seller shall (i) provide Purchaser with prompt written notice to the extent not legally prohibited of the existence, terms and circumstances of any such request or requirement so that the

Acquired Companies may seek (at their own cost and expense) a protective order or other appropriate remedy or waive compliance with the provisions of this Section 5.15(a)(i); (ii) disclose only that portion of the information which outside counsel advises the Seller is legally required to be disclosed; and (iii) exercise (and cause its Representatives to exercise) commercially reasonable efforts to preserve the confidentiality of the information; provided, that notwithstanding the foregoing, Seller and its Representatives may disclose any information to any Governmental Authority the extent requested or required in connection with a routine audit or examination by any tax or regulatory authority having jurisdiction over Seller or its Representatives.
(ii)    At the Closing, Seller and the Company each shall take such actions as shall be necessary for the Company to have exclusive access to the Player List and the information contained therein, other than the Common Information. In addition, at the Closing, unless prohibited from doing so by applicable Law, Seller shall, and shall cause its Affiliates, to purge from its and its Affiliates’ records, including the Customer Database, the Seller’s and the Company’s and each of their Affiliates’ central reservation systems (including Sabre) and e-mail marketing systems (including iPost) and any other electronic records, the Central Information (as defined herein) and the Player List and any information included in the Player List other than the Common Information. To the extent that Seller or its Affiliates are prohibited by applicable Law from purging from its records the Central Information or the Player List or the information contained therein, from and after the Closing, neither Parent nor Seller shall use, and each shall cause its Affiliates and its and its Affiliates’ Representatives not to use, the Central Information or the Player List or any information included in the Player List for any purpose other than as is necessary to ensure compliance with applicable Laws or to defend or prosecute actual or potential litigation. Notwithstanding the foregoing, nothing herein will restrict Seller or its Affiliates’ right to use the Common Information other than Common Information that constitutes Central Information.
(iii)    From and after two days following the date of this Agreement and prior to the Closing (the “Interim Period”) Seller shall, and shall cause its Affiliates with access to the Player List to, restrict access to the Player List to those individuals that are exclusively employees of the Company responsible for the Company’s marketing activities and such other employees of the Company that are exclusively employees of the Company and that require access to such information to perform their duties in a manner consistent with past practice, and will use its reasonable best efforts to block continuing access or destroy tangible and intangible copies of the Player List otherwise available to parties not so restricted. During the Interim Period, the information included in the Player List (other than Common Information) shall be utilized only by the Company in connection with the operation of its Business and shall not be made available to or utilized by any Affiliate of Seller (other than the Company) or any Representative of Seller or any Affiliate of Seller other than a Person that is exclusively an employee of the Company and that may have access to such information pursuant to this Section 5.15(a)(iii). In addition, during the Interim Period, none of Parent, Seller or any Affiliate thereof (excluding any Acquired Company) shall extract, copy, mine or otherwise retrieve or migrate any Central Information contained in any central reservation systems (including Sabre), e-mail marketing systems (including iPost) or other database (including a repository of recorded phone calls) maintained by Seller or any of its Affiliates.

(iv)    From and after the Closing until the date three (3) years after the Closing Date, each of Parent and Seller shall not and each shall cause its respective Affiliates and its and their respective Representatives (the “Restricted Parties”) not to:
(A)    (1) solicit or target customers or players on the Player List; (2) use the Player List or any information (other than Common Information) included therein (if the Player List or such other information may not be purged pursuant to Section 5.15(a)(ii)), whether such information is otherwise included in any records (including the Customer Database or any other electronic records) maintained by Parent, Seller or any of their Affiliates, to make any direct marketing or general advertising to the customers on the Player List for (w) any property located within a seventy-five (75)-mile radius of the Casino & Hotel (the “Restricted Area”) or (x) any online, mobile, or web-based wagering or gaming activities (including sports wagering) within the State of Illinois; or (3) sell, license or otherwise permit any Person to use the Player List or any information included therein (if the Player List or such other information may not be purged pursuant to Section 5.15(a)(ii)) to make any direct marketing or general advertising to the customers on the Player List, provided, however, notwithstanding anything herein to the contrary, Parent and its Subsidiaries may: (1) without use of the information on the Player List (other than the Common Information) or information including, without limitation, contact information contained in any central reservation system or other database maintained by Seller or any of its Affiliates (other than an Acquired Company) that was obtained as a result of a customer of the Company redeeming a marketing offer for the Casino & Hotel or making a reservation for a stay at the Casino & Hotel (the “Central Information”), engage in general solicitations and marketing which are not directed to or targeted at the customers on the Player List, and (2) without use of the information included in the Player List (other than Common Information) and the Central Information, and so long as the obligations of Seller and its Affiliates set forth in Section 5.15(a)(ii) and (iii) have been complied with, continue to engage in direct marketing with respect to Parent's and its Subsidiaries’ physical casino properties located outside the Restricted Area, its licensed video gaming terminal operations, its social gaming businesses and its non-gambling or wagering businesses or properties to any customers: (y) who have prior to the Closing gambled or wagered at any such other physical casino properties or on its social gaming applications, or (z) who have voluntarily signed up for any of Parent's or its Affiliates’ (other than the Company’s) players or other customer lists or social gaming applications; provided, however, that none of Parent, Seller or any Affiliate thereof (including any Acquired Company) shall offer any bonus or other direct inducement to customers of the Casino & Hotel to sign up for such customer lists or social gaming applications; or
(B)    own, operate, lease, manage, control, engage in, invest in, act as consultant or advisor to, or render a service that is utilized primarily for the operation of a sports book, slot machines, table games or pari-mutuel wagering (in each case whether alone or in association with any Person) at a physical facility located within the Restricted Area; provided, however, for the avoidance of doubt, the restrictions set forth in this Section 5.15(a)(iv)(B) shall not include online sports betting, licensed video gaming terminal operations, social casinos, gaming applications (including mobile, internet, and other web-based gaming products), or providing sports betting services to any third party outside the State of Illinois.
(v)    From and after the Closing until the date three (3) years after the Closing Date, each of Parent and Seller shall not and each shall cause its respective Affiliates not to directly or indirectly through another Person (including the Restricted Parties) (i) encourage, induce, solicit or attempt to encourage, induce or solicit any Continuing Employees to leave the employ of an Acquired Company or any Affiliate of an Acquired Company; or (ii) hire or employ any Continuing Employee or any person who was a key employee of an Acquired Company at any time during the three (3) month period immediately prior to the date of this Agreement; provided, however, that the foregoing restriction shall not prohibit any solicitation or employment of any such employee pursuant to or as a result of or with respect to (x) any public advertisement or posting or other form of general solicitation that is not directed at such employees or search firms not requested by Parent, Seller or any of their Affiliates to target such employees, (y) any employee who has not been employed by an Acquired Company or its Affiliates for at least six months (provided such employee had not been solicited by Parent or Seller or any of their Affiliates prior to the six-month period following his or her termination of employment), and (z) any employee who has been terminated by an Acquired Company or its Affiliates.
(b)    The parties agree that the covenants set forth in this Section 5.15 are reasonable with respect to duration, geographical area and scope. It is the intent and understanding of each party hereto that if, in any action before any court or agency legally empowered to enforce this Section 5.15, any term, restriction, covenant or promise in this Section 5.15 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency, and such court or agency shall be empowered to reform the terms hereof (including by modifying or reducing the duration, geographical area or scope hereof) or to delete specific words or phrases included herein.
(c)    Each of Parent and Seller acknowledges that it will receive substantial direct and indirect benefits from the Contemplated Transactions and that the agreements set forth in this Agreement are knowingly made in contemplation of such benefits.
5.16    Insurance
. Following the Closing, with respect to any occurrence-based insurance policy of Seller or its Affiliates under which an Acquired Company is an insured, Purchaser or any of the Acquired Companies, as applicable, may make claims under such policies (to the extent of coverage and subject to any policy limits under such policies, it being acknowledged and agreed that the Acquired Companies shall be covered under such policies to the extent of coverage prior to the Closing) with respect to events taking place prior to the Closing in respect of the business and the operations and liabilities of the Acquired Companies; provided, however, that Purchaser shall exclusively bear (and the Seller shall have no obligation to repay or reimburse Purchaser for) the amount of any “deductibles” associated with claims of the Acquired Companies following Closing under such policies and shall be liable for all uninsured or uncovered amounts of such claims. Notwithstanding the foregoing, nothing in this Section 5.16 is intended to modify or limit any of the Seller’s obligations, or any of the Purchaser’s rights, under Article VII.
5.17    Filing Fees; Gaming Approvals.
(a)    All filing fees required under the HSR Act shall be borne fifty percent (50%) by Purchaser, on the one hand, and fifty percent (50%) by Seller, on the other hand.

(b)    All fees related to Purchaser receiving Gaming Approvals required or necessary in connection with the Contemplated Transactions and necessary for ownership and operation of the Acquired Companies shall be borne fifty percent (50%) by Purchaser, on the one hand, and fifty percent (50%) by Seller, on the other hand.
5.18    Title Policy.
(a)    Seller and the Acquired Companies shall reasonably cooperate with Purchaser's efforts to cause the Title Company to issue either of the following at Purchaser’s election: (i) ALTA 2006 owner’s policy of title insurance, insuring the applicable Acquired Company’s fee simple title to the Owned Real Property in an amount reasonably determined by Purchaser, and substantially in the form of the pro forma title policy or marked up title commitment attached hereto as Exhibit A (the “Pro Forma”), including a non-imputation endorsement and such other endorsements as Purchaser may reasonably request and that are reasonably obtainable from title companies in the State of Illinois (the “Title Policy”), or (ii) an endorsement to Seller’s Existing Title Policies to update the effective date, provide fairway and non-imputation coverage, and insure that title to the Owned Real Property is free from all Encumbrances other than the exclusions from coverage contained in such policies and the Permitted Title Exceptions (the “Title Endorsements”); provided, Purchaser represents that the Title Company has previously committed to issue the Title Policy in substantially the form of the Pro Forma and/or the Title Endorsements, prior to the date hereof, subject only to payment of the premium therefor, and the actions required of Seller which are listed on Schedule 5.18(a) hereto.
(b)    If after the date hereof, any new matter is revealed by a title update or survey update that is not a Permitted Title Exception and that would reasonably be expected to materially and adversely affect the Owned Real Property and the Acquired Companies’ operation of the Casino & Hotel as then currently operated, then Purchaser shall have the right to disapprove such new matter by written notice to Seller within seven (7) Business Days after such new matter is disclosed to Purchaser in writing. If Purchaser fails to notify Seller of its disapproval of any such new matter within such seven (7) Business Day period, then Purchaser shall be deemed to have approved such new matter and such new matter shall be deemed to be a Permitted Title Exception. If Purchaser timely disapproves such new matter, Seller shall remove such new exception from title at Closing or, subject to Purchaser’s approval, to obtain affirmative coverage over such new exception from Title Company, and Seller shall have the right to extend the Closing Date for such period as is reasonably required, but in no event later than the fifth (5th) Business Day prior to the Outside Date, to allow it to so remove or obtain affirmative coverage over such new exception.
(c)    At or before Closing, Seller shall either (i) cause any Monetary Liens to be released of record, or (ii) cause the Title Company to insure over such Monetary Liens (whether by payment, bond, indemnity, or otherwise), without any additional cost to Purchaser, provided that such affirmative insurance over any Monetary Lien shall be subject to Purchaser’s prior written approval, not to be unreasonably withheld. As used herein, “Monetary Liens” means Encumbrances on title for judgment liens against Seller, mortgage or deed of trust liens or mechanics’ liens and any other monetary liens encumbering title to the Owned Real Property that arise out of a contract entered into by, or work performed on behalf of, Seller, but does not include Permitted Title Exceptions or any Encumbrance arising out of the acts or omissions of Purchaser or Persons acting by, through or under Purchaser. Seller may satisfy any Monetary Lien at Closing so long as Seller delivers to Purchaser a Payoff Letter pursuant to Section 2.6(d) at Closing with respect to such Monetary Lien in recordable form sufficient to cause such Monetary Lien to be released of record, together with the costs of recording or filing such instruments. Seller shall pay all costs associated with so discharging or removing any Monetary Liens.
(d)    Seller shall only be obligated to pay for (i) the portion of the premium for the Title Policy that is allocable to standard coverage and (ii) the Title Endorsements (as applicable), in an aggregate amount up to the Title Threshold, and Purchaser shall pay any portion of such premium and/or the Title Endorsements that exceeds the Title Threshold. Purchaser shall pay the cost of any new surveys or updates to Seller’s Existing Survey, as well as the portion of the premium for the Title Policy that is allocable to extended coverage and any title endorsements to the Title Policy. All other costs and expenses (if any) due upon closing of the Contemplated Transactions with respect to the Owned Real Property shall be allocated between Purchaser and the Seller in accordance with the customary practice of the county in which any such Owned Real Property is located.
5.19    Casualty and Condemnation Proceeds.
(a)    In the event that, during the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing, (i) there is any damage, destruction or other casualty affecting the Owned Real Property or the Casino & Hotel, or any condemnation or eminent domain proceeding is completed with respect thereto (each such event, a “Casualty and Condemnation Event”), and (ii) Seller or the applicable Acquired Company or any of their Affiliates receive any insurance proceeds from such casualty, business interruption or governmental award in such condemnation or eminent domain proceeding (in either case, “Casualty and Condemnation Proceeds”), then (A) if such Acquired Company receives the Casualty and Condemnation Proceeds, such Acquired Company shall retain such Casualty and Condemnation Proceeds and may not distribute or pay over such Casualty and Condemnation Proceeds to Seller or any Affiliate of Seller but shall be permitted to use such proceeds to make such repairs as Seller reasonably deems necessary to return the Owned Real Property or the Casino & Hotel, as applicable, to at least substantially the same condition it was in prior to the Casualty or Condemnation Event or as required by any such governmental award or business interruption insurance, (B) if Seller or any of its Affiliates receives the Casualty and Condemnation Proceeds during the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing, Seller shall or shall cause its Affiliates to contribute such Casualty and Condemnation Proceeds (net of legal expenses reasonably incurred in connection with pursuing the proceeds or award) to the applicable Acquired Company prior to the Closing, and such Acquired Company shall be permitted to use such proceeds to make such repairs as Seller reasonably deems necessary to return the Owned Real Property or the Casino & Hotel, as applicable, to at least the substantially same condition it was in prior to the Casualty or Condemnation Event or as required by any such governmental award or business interruption insurance, and (C) if Seller or any of its Affiliates receives the Casualty and Condemnation Proceeds after the Closing, Seller shall or shall cause its Affiliates to promptly deliver such Casualty and Condemnation Proceeds (net of legal expenses reasonably incurred in connection with pursuing the proceeds or award) to the applicable Acquired Company. For the avoidance of doubt, “Casualty and Condemnation Proceeds” shall not include any amounts paid or payable to the Seller or its Affiliates after the Closing related to maintaining employees prior to Closing, which amount shall paid to the Seller.
(b)    With respect to any insurance claims for Casualty and Condemnation Events that would reasonably be expected to result in the payment of amounts in excess of Two Hundred Fifty Thousand Dollars ($250,000), Purchaser shall have the right to participate in any settlements and related discussions with the applicable insurance company, and Seller shall take into consideration Purchaser’s requests with respect thereto as part of its negotiations with the applicable insurance company. In addition, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditions, or delayed), Seller shall not agree to any settlement or other resolution of any open insurance claim that would reasonably be expected to result in Casualty and Condemnation Proceeds exceeding Two Hundred Fifty Thousand Dollars ($250,000) individually.
(c)    For the avoidance of doubt, none of the restrictions set forth in this Section 5.19 shall apply to any insurance proceeds received in respect of business interruption insurance resulting from the shutdown of the Casino & Hotel due to COVID.
5.20    Financial Statements.
(a)    From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII, Seller and the Acquired Companies shall provide Purchaser as soon as reasonably practical after the end of each calendar month (but in no event later than thirty (30) days after the end of each calendar month) financial statements for the Acquired Companies as regularly prepared by the management of Seller and the Acquired Companies in the Ordinary Course of Business. If the Closing occurs after December 31, 2020, Seller shall (at its sole cost and expense) prepare and provide Purchaser with a complete copy of the audited consolidated financial statements of the Acquired Companies for the year ending December 31, 2020, consisting of the consolidated balance sheet of such Company as at December 31, 2020 and the related consolidated statements of operations, member’s or stockholder’s equity and cash flows for the year then ended (the “2020 Audit”), as soon as practical after the preparation of such audited financial statements in the Ordinary Course of Business (which the parties acknowledge may occur after the Closing Date, but in no event later than the sixtieth (60th) day following the Closing Date) and an unqualified opinion of the independent auditor preparing such financial statements; provided, that if the Closing occurs after December 31, 2020 and before delivery of the 2020 Audit, Purchaser shall cooperate with Seller, including by providing Seller and its Representatives with access to the Acquired Companies’ books, records, employees and their Representatives, as may be necessary to allow Seller to prepare the 2020 Audit.
(b)    From the date of this Agreement until the delivery of any Form 8-K Financial Statements (or, if this Agreement is terminated pursuant to Article VIII, the date of such termination), to the extent that Purchaser determines, following discussion with outside legal counsel and accountants, that any financial statements of the Acquired Companies are required to be filed with the SEC under Rule 3-05 or Rule 3-14 or Article 11 of Regulation S-X under the Securities Act of 1933, as amended (“Regulation S-X”) (such financial statements, “S-X Financial Statements”), (i) to satisfy Purchaser’s reporting obligations on Current Report on Form 8-K (or any amendments thereto) in connection with the Contemplated Transactions as a result of the

Closing (such financial statements, “Form 8-K Financial Statements”), upon reasonable notice from Purchaser at any time after the date hereof but no later than the tenth (10th) day following the Closing Date, Seller shall (at Purchaser’s sole expense except in the case of the audited financial statements described in Section 5.20(a)) use commercially reasonable efforts to prepare and deliver such Form 8-K Financial Statements, to the extent not previously provided to Purchaser pursuant to Section 5.20(a), to Purchaser as soon as reasonably practical (but in no event later than the sixtieth (60th) day following the Closing Date) and (ii) in connection with any registration statement, proxy statement, prospectus, or prospectus supplement filed with the SEC, or offering memorandum prepared by or on behalf of Purchaser, upon reasonable notice from Purchaser, Seller shall use reasonable best efforts to (at Purchaser’s sole expense except in the case of the audited financial statements described in Section 5.20(a)) prepare and deliver such S-X Financial Statements, to the extent not previously provided to Purchaser pursuant to Section 5.20(a), to Purchaser as soon as reasonably practical, and in each case shall request that the Acquired Companies’ independent accounting firm deliver a customary consent to the filing of such financial statements with the SEC.
(c)    In furtherance of the foregoing provisions of this Section 5.20(c), Seller shall prior to or after the Closing Date, and prior to the Closing shall cause the Acquired Companies to, use commercially reasonable efforts to (i) provide reasonable assistance and cooperation with Purchaser’s preparation of any financial statements Purchaser is required to prepare for filing with the SEC (including by providing reasonable access to such financial information and financial data as shall be reasonably requested by Purchaser or its Representatives in connection with the preparation of such financial statements) and any required pro forma financial information and pro forma financial statements or any required non-GAAP reconciliations, in each case, in accordance with Regulation S-X, (ii) provide reasonable assistance to Purchaser and its independent accounting firm in completing audits and the preparation of such financial statements and other financial information to the extent not prepared by Seller, and (iii) upon reasonable request prior to the Closing, deliver to Purchaser or its independent accounting firm, a customary representation letter signed by an authorized officer of any Acquired Company, as applicable, in such form as is reasonably required by Purchaser’s independent accounting firm; provided, that nothing in this Section 5.20(c) shall (A) unreasonably interfere with the business or operations of Seller, any Acquired Company or their respective Subsidiaries or (B) provided that Seller is in compliance with their obligations under Section 5.20(b) prior to such date, require assistance beyond the sixtieth (60th) day after the Closing Date.
(d)    Any S-X Financial Statements or other financial statements prepared by Seller pursuant to Sections (b) and (c) shall be prepared in accordance with GAAP and Regulation S-X, applied on a consistent basis, throughout the periods covered, shall present fairly the financial condition of the Acquired Companies in all material respects as of the respective dates thereof and the results of operations and cash flows for the periods covered thereby.
5.21    Sports Betting Licenses.
(a)    Each of Seller and the Company shall use its commercially reasonable efforts to prepare and file, not later than the Sports Betting License Filing Deadline, all required applications, documents and other information required by the Illinois Gaming Board necessary for the Company to request, apply for and obtain the Illinois Sports Betting Licenses (such, applications, documents and other information, the “Sports Betting License Applications”); provided, however, that if Purchaser notifies Seller in writing, prior to the filing of the Sports Betting License Applications and not later than five (5) Business Days prior to the Sports Betting License Filing Deadline that Purchaser desires for Seller and the Company to postpone the filing of the Sports Betting License Applications with the Illinois Gaming Board, Seller and the Company shall not file the Sports Betting License Applications with the Illinois Gaming Board until at least ten (10) Business Days but not more than thirty (30) days after the date that Purchaser notifies Seller and the Company in writing that it authorizes Seller and the Company to file the Sports Betting License Applications; provided, however, that neither Seller nor the Company shall in any case file the Sports Betting License Applications without the prior written consent of Purchaser, which Purchaser may withhold in its sole discretion.
(b)    Seller and the Company shall, not later than the tenth Business Day following the date hereof, request from the Illinois Gaming Board written confirmation that: (i) Seller and the Company may submit the Sports Betting License Applications either without (x) the submission by a management services provider of an accompanying management services provider license application (the “Management Services Provider Application”) or (y) Seller or the Company designating or identifying in the Sports Betting License Applications a management services provider; and (ii) the Illinois Gaming Board will nonetheless process the Sports Betting License Applications (any written confirmation of such request from the Illinois Gaming Board, a “Sports Betting License Request Confirmation”, and any written denial of such request, a “Sports Betting License Request Denial”). Following submitting any such request to the Illinois Gaming Board, each of Seller and the Company shall use its commercially reasonable efforts to cause the Illinois Gaming Board to provide the Sports Betting License Request Confirmation, including responding as promptly as practicable to the request of the Illinois Gaming Board for additional information and material related to the request that the Illinois Gaming Board provide the Sports Betting License Request Confirmation by supplying such information or material as it reasonably believes is responsive to any request of the Illinois Gaming Board. Subject to applicable Laws relating to the exchange of information, Seller and the Company shall provide Purchaser with copies of all material documents, correspondence or information related to its request that the Illinois Gaming Board provide the Sports Betting License Request Confirmation, including requests for further information requested by the Illinois Gaming Board; provided, that materials may be redacted as necessary to protect attorney-client privileged information, personal information of any individuals, or any information of Seller or its Affiliates not related to the Acquired Companies. Without limiting the foregoing, unless the Illinois Gaming Board or applicable Law requires otherwise, each of Seller and the Company shall keep Purchaser reasonably apprised of the status of Seller’s and the Company’s request for the Sports Betting License Request Confirmation, including notifying Purchaser promptly of the receipt by it of written material comments or requests from the Illinois Gaming Board relating to Seller’s and the Company’s request that the Illinois Gaming Board provide the Sports Betting License Request Confirmation, and shall supply Purchaser with copies of all non-confidential material correspondence between Seller or the Company or any of their Representatives, on the one hand, and the Illinois Gaming Board, on the other hand, with respect to the Sports Betting License Request Confirmation.
(i)    Sports Betting License Option A. In the event that the Illinois Gaming Board provides Seller or the Company with a Sports Betting License Request

Confirmation, and Seller and the Company have not, prior to their receipt of the Sports Betting License Request Confirmation, with the consent of Purchaser submitted the Sports Betting License Applications pursuant to Sports Betting License Application Option B or Seller and the Company, on the one hand, and Purchaser, on the other hand, have not otherwise agreed that Seller and the Company shall submit the Sports Betting License Applications pursuant to Sports Betting License Application Option B, Seller and the Company shall, prior to the Sports Betting License Filing Deadline applicable to Sports Betting License Application Option A and in accordance with the terms of Section 5.21(a) (including any extension by Purchaser of the Sports Betting License Filing Deadline pursuant thereto), submit a Sports Betting License Application without the Management Services Provider Application or the designation or identification of a management services provider in the Sports Betting License Applications (such submission, “Sports Betting License Application Option A”).
(ii)    Sports Betting License Option B. In the event that (A) the Illinois Gaming Board provides Seller or the Company with a Sports Betting License Request Denial or (B) prior to the filing of the Sports Betting License Applications pursuant to Sports Betting License Application Option A, Seller and the Company, on the one hand, and Purchaser, on the other hand, have agreed to file the Sports Betting License Applications pursuant to Sports Betting License Application Option B, then Seller and the Company shall, prior to the Sports Betting License Filing Deadline applicable to Sports Betting License Application Option B and in accordance with the terms of Section 5.21(a) (including any extension by Purchaser of the Sports Betting License Filing Deadline pursuant thereto), submit the Sports Betting License Applications identifying therein as its management services provider the management services provider designated by Purchaser in accordance with Section 5.21(d) (“Purchaser’s Management Services Provider”) (such submission, the “Sports Betting License Application Option B”); provided, however, that any management services provider agreement to be executed by and between the Company and Purchaser’s Management Services Provider in connection with Sports Betting License Application Option B, if any, shall include therein a provision providing that such agreement, if it becomes effective prior to the Closing, (x) shall terminate immediately upon delivery by either Seller or the Company, on the one hand or Purchaser, on the other hand, of notice to Purchaser’s Management Services Provider that this Agreement has terminated and (y) that neither Seller nor the Company shall have any Liability to Purchaser’s Management Services Provider as a result of such termination (such provision, the “Management Services Provider Termination Provision”). For the avoidance of doubt, notwithstanding anything herein to the contrary, neither Seller nor any Acquired Company shall be required to enter into any agreement with a Purchaser’s Management Services Provider that does not contain a Management Services Provider Termination Provision and neither Seller nor any Acquired Company shall be required to make any payments, incur any Liability, commit to any action, or agree to any conditions, whether or not in exchange for the inclusion of a Management Services Provider Termination Provision.
For the avoidance of doubt, neither Seller nor any Acquired Company shall be required to submit any Sports Betting License Application prior to the issuance of a Sports Betting License Response unless Seller and Purchaser shall mutually agree to otherwise pursue Sports Betting License Applicable Option B.
(c)    Following Seller’s and the Company’s submission of the Sports Betting License Applications, whether pursuant to Sports Betting License Application Option A or Sports

Betting License Application Option B, each of Seller and the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions necessary to cause the Illinois Gaming Board to (i) approve the Sports Betting License Applications; and (ii) issue to the Company the Illinois Sports Betting Licenses, in each case, as promptly as practicable, including responding as promptly as practicable to the request of the Illinois Gaming Board for additional information and material related to the Sports Betting License Applications by supplying such information or material as it reasonably believes is responsive to any request of the Illinois Gaming Board with respect to the Sports Betting License Applications. Subject to applicable Laws relating to the exchange of information, Seller and the Company shall provide Purchaser with copies of all material documents, correspondence or information related to the Sports Betting License Applications, including requests by the Illinois Gaming Board for further information; provided, that materials may be redacted as necessary to protect attorney-client privileged information, personal information of any individuals, or any information of Seller or its Affiliates not related to the Acquired Companies. Without limiting the foregoing, unless the Illinois Gaming Board requires otherwise, each of Seller and the Company shall keep Purchaser reasonably apprised of the status of the Sports Betting License Applications, including notifying Purchaser reasonably promptly of the receipt by it of written material comments or requests from the Illinois Gaming Board relating to the Sports Betting License Applications, and shall supply Purchaser with copies of all non-confidential material correspondence between Seller or the Company or any of their Representatives and the Illinois Gaming Board with respect to the Sports Betting License Applications. Prior to Closing, each of the Seller and the Company shall use its commercially reasonable efforts to schedule and attend any hearings or meetings with the Illinois Gaming Board related to the Sports Betting License Applications as promptly as reasonably practicable. From the date of this Agreement until the Closing or the earlier termination of this Agreement, each of Seller and the Company shall keep Purchaser reasonably informed with respect to its pursuit of the Illinois Sports Betting Licenses. Neither Seller nor the Company, on the one hand, nor Purchaser, on the other hand, shall independently participate in any substantive communication initiated by it or engaged in with advance notice from the Illinois Gaming Board, either in person or by telephone, with the Illinois Gaming Board in respect of the Sports Betting License Applications, without giving the other party hereto prior notice of the communication and, to the extent permitted by the Illinois Gaming Board, the opportunity to attend and/or participate, in each case, to the extent practicable and permitted by applicable Laws. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to the Sports Betting License Applications.
(d)    Within sixty (60) days following the date hereof, or such later date as Purchaser shall determine in its sole discretion, Purchaser shall identify and select Purchaser’s Management Services Provider and provide written notice communicating to Seller and the Company the identity of such entity (the date that Seller and the Company receive such notice, the “MSP Designation Date”). Each of Seller and the Company shall reasonably cooperate with each of Purchaser and Purchaser’s Management Services Provider in connection with the initial filing by Purchaser’s Management Services Provider of its Management Service Provider Application with the Illinois Gaming Board and any subsequent efforts of Purchaser’s Management Services Provider to obtain the management services provider license necessary for Purchaser’s Management Services Provider to provide the Company with those services necessary for the Company to commence its sports wagering operation (whether at the Casino & Hotel or through web-based or mobile wagering applications), including the development, design and installation of such internal controls as shall be required by the Illinois Gaming Board for the issuance of the Illinois Sports Betting Licenses and any required testing lab certifications. At Purchaser’s request, Seller and the Company shall provide Purchaser with such reasonable assistance as Purchaser may reasonably request in connection with its efforts to identify and select Purchaser’s Management Services Provider. Purchaser, Seller, and the Company shall, subject to the limitations of Section 5.21(b)(ii), jointly negotiate the terms of any master services provider agreement to be entered into by the Company with Purchaser’s Management Services Provider (including the terms of the Management Services Provider Termination Provision). In the event the parties and the Purchaser’s Management Services Provider have not agreed to the terms and conditions, and delivered a fully executed copy, of such master services provider agreement on or before the fifth (5th) Business Day prior the Sports Betting License Filing Deadline, the Sports Betting License Filing Deadline shall be automatically extended for an additional 15 days, provided however, in the event the parties and the Purchaser’s Management Services Provider have not agreed to the terms and conditions, and delivered a fully executed copy, of such master services provider agreement on or before the fifth (5th) Business Day prior any such automatic extension of the Sports Betting License Filing Deadline, the Sports Betting License Deadline shall continue to automatically renew for successive 15-day periods (each an “Sport Betting License Filing Deadline Extension”, and, collectively, the “Sport Betting License Filing Deadline Extensions”).
(e)    In the event that the Illinois Gaming Board issues a Sports Betting License Request Denial and Purchaser is unable to identify and select Purchaser’s Management Services Provider, and as a result the Sports Betting License Applications are not filed pursuant to Sports Betting License Option A or Sports Betting License Option B, then, at the written request of Purchaser, each of Seller and the Company, on the one hand, and Purchaser on the other hand, shall reasonably cooperate with one another to nonetheless identify an alternative to the approaches identified in this Section 5.21 that is permitted under applicable Law and commercially reasonable and reasonably satisfactory to each of Seller, the Company and Purchaser to allow for Seller and the Company to apply for the Illinois Sports Betting Licenses and, in the event that such an alternative is identified and pursued, Seller, the Company and Purchaser shall reasonably cooperate with one another to pursue such alternative approach in an effort to cause the Illinois Gaming Board to issue to the Company the Illinois Sports Betting Licenses and authorize the Company to commence its sports wagering operation (including through web-based and mobile applications), in each case, as soon as commercially reasonably practicable.
(f)    From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII, Seller and the Acquired Companies shall use commercially reasonable efforts to provide Purchaser as soon as reasonably practicable after the end of each calendar month (but in no event later than thirty (30) days after the end of each calendar month) with an estimate of the then outstanding Illinois Sports Betting Licenses Costs.
(g)    Following the receipt of the Illinois Sports Betting Licenses, Seller, Parent and the Acquired Companies will not (i) directly or indirectly sell, transfer, license, or otherwise make available such Illinois Sports Betting Licenses to any third Person (other than, with Purchaser’s prior written consent, Purchaser’s Management Services Provider) or engage or permit any third Person (other than, with Purchaser’s prior written consent, Purchaser’s Management Services Provider) to operate sports wagering pursuant to such Illinois Sports Betting Licenses or

(ii) allow any Encumbrance (other than a Permitted Encumbrance) on the Illinois Sports Betting Licenses. Seller, Parent and the Acquired Companies will pay all required certificate fees, application fees, investigative fees, testing fees and charges, maintenance, renewal or similar fees and related costs required to be paid to obtain and maintain such Illinois Sports Betting Licenses and otherwise take any and all actions reasonably necessary to keep such Illinois Sports Betting Licenses valid and in good standing, provided however, all such fees, charges, and costs will be considered Illinois Sports Betting License Costs.
(h)    For the avoidance of doubt, the Closing shall not be conditioned (or delayed) upon the issuance of any Sport Betting License Request Response, the approval of the Management Services Provider Application, the execution by the Company of a master services provider agreement with Purchaser’s Management Services Provider that does not contain the Management Services Provider Termination Provision, or the issuance of the Illinois Sports Betting License.
5.22    Community Fund. As promptly as reasonably practicable following the Closing, Seller shall provide Purchaser evidence of dissolution of the Jumer’s Community Assistance Fund, Inc.
ARTICLE VI
CONDITIONS TO CLOSE

6.1    Conditions to Each Party’s Obligations. Each party’s obligation to consummate the Contemplated Transactions shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, any or all of which may be waived in whole or in part by either party (subject to applicable Law):
(a)    No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced, deemed applicable, promulgated, or entered any Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal, materially restricting (excluding any Laws or Orders related to COVID issued by a Governmental Authority requiring or resulting in the temporary or indefinite (but not definite) closure of the Casino & Hotel) or preventing or prohibiting the consummation of the Contemplated Transactions.
(b)    No Adverse Proceedings. No Governmental Authority shall have commenced a Proceeding which seeks to restrain, prohibit or enjoin any of the parties hereto from entering into, or performing any of the Contemplated Transactions.
(c)    HSR Act. The applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated.
(d)    Transaction Approvals. All Transaction Approvals set forth on Schedule 6.1(d), including the Required Gaming Approvals, shall have been obtained, and (i) such Transaction Approvals shall be in full force and effect and (ii) such Transaction Approvals, including the Required Gaming Approvals, shall not contain, have or impose any material restrictions or conditions that (A) do not apply to the Acquired Companies as of the date hereof and (B) would reasonably be expected to adversely affect the operations of the Acquired

Companies or Purchaser in a material respect following the Closing; provided, however, that Section 6.1(d)(ii)(B) may only be invoked by Purchaser as a condition to Closing.
6.2    Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the Contemplated Transactions shall be subject to the fulfillment prior to or at the Closing of each of the following conditions, any or all of which may be waived in whole or in part by Purchaser (subject to applicable Law):
(a)    Accuracy of Representations and Warranties. The representations and warranties of the Acquired Companies and Seller contained in this Agreement (other than the Fundamental Representations), without giving effect to any “material,” “materiality,” “Material Adverse Effect” or similar qualifications limiting the scope thereof, shall be true and correct in all respects as of the date hereof and at the Closing as though made at and as of such time (other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct in all respects as of such other date), except where such failure to be true and correct at such date and as of such time would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Fundamental Representations shall be true and correct in all respects as of the date hereof and on the Closing Date as though made on the Closing Date (other than such Fundamental Representations that are made as of another date, in which case such representations and warranties shall be true and correct in all respects as of such other date).
(b)    Compliance with Obligations. The Acquired Companies and Seller shall have (i) performed and complied in all material respects with all of their obligations, agreements and covenants required by this Agreement to be performed or complied with prior to or at the Closing and (ii) delivered, or caused to be delivered, all of the items listed in Section 2.6 hereof.
(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.
(d)    Title Insurance. The Title Company shall be irrevocably committed to issue the Title Policy in substantially the same form as the Pro Forma or the Title Endorsements (at Purchaser’s election) upon Closing without exception for any matters other than the Permitted Title Exceptions.
(e)    Minimum Cash. The Acquired Companies shall have an amount of Cash that is not less than $2,662,400.
(f)    Conversions. Seller shall have delivered to Purchaser evidence certified by the Secretary of State of the State of Illinois that the Conversions have become effective with an effective date of at least one (1) Business Day immediately prior to the Closing Date.
6.3    Conditions to Seller’s Obligations. Seller’s obligation to consummate the Contemplated Transactions shall be subject to the fulfillment prior to or at the Closing of the following conditions, any or all of which may be waived in whole or in part by Seller:
(a)    Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement (other than the Purchaser Fundamental

Representations), without giving effect to any “material,” “materiality,” “Purchaser Material Adverse Effect” or similar qualifications limiting the scope thereof, shall be true and correct in all respects as of the date hereof and on the Closing Date as though made on the Closing Date (other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct in all respects as of such other date), except where such failure would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser Fundamental Representations shall be true and correct in all respects as of the date hereof and on the Closing Date as though made on the Closing Date (other than such Purchaser Fundamental Representations that are made as of another date, in which case such representations and warranties shall be true and correct in all respects as of such other date).
(b)    Compliance with Obligations. Purchaser shall have (i) performed and complied in all material respects with all of its obligations required by this Agreement to be performed or complied with prior to or at the Closing and (ii) delivered, or caused to be delivered, all of the items listed in Section 2.8 hereof.
ARTICLE VII
INDEMNIFICATION

7.1    Indemnification by Seller. From and after Closing, Seller will indemnify and hold Purchaser and its Affiliates and its and their respective Representatives, equityholders, partners, members, successors and assigns (each, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all Losses suffered, paid, sustained or incurred or to which a Purchaser Indemnified Party becomes subject, resulting from, arising out of, or relating to:
(a)    any breach of or inaccuracy in any representation or warranty made by an Acquired Company, Seller or Parent contained in this Agreement or in any certificate delivered by Seller, an Acquired Company or Parent pursuant to Section 2.6(c);
(b)    the breach or default in the performance of any covenant or agreement of an Acquired Company, Seller or Parent contained in this Agreement or the failure of an Acquired Company, Seller or Parent to perform any of their obligations required to be performed pursuant to this Agreement;
(c)    any Transaction Cost or Indebtedness of an Acquired Company to the extent not specifically included in the calculation of the Purchase Price as finally determined pursuant to Section 2.4; or
(d)    the matters set forth on Schedule 7.1(d).
7.2    Indemnification by Purchaser. From and after Closing, Purchaser will indemnify and hold Seller and its Affiliates and its and their respective Representatives, equityholders, partners, members, successors and assigns (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) harmless from and against any and all Losses suffered, paid, sustained or incurred or to which a Seller Indemnified Party becomes subject, resulting from, arising out of, or relating to:

(a)     any breach of or inaccuracy in any representation or warranty made by Purchaser contained in this Agreement or in any certificate delivered by Purchaser pursuant to Section 2.8(a); or
(b)    the breach or default in the performance of any covenant or agreement of Purchaser contained in this Agreement or the failure of Purchaser to perform any of its obligations required to be performed pursuant to this Agreement.
7.3    Limitations on Liability.
(a)    Time Limitations and Survival. The representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing until the date that is fifteen (15) months after the Closing Date; provided that (i) the Fundamental Representations and the Purchaser Fundamental Representations shall survive the Closing indefinitely, (ii) the representations set forth in Section 3.9 (Taxes) shall surviving the Closing until the date that is sixty (60) days after the expiration of the applicable statute of limitations (taking into account any waivers or extensions thereof) applicable to the subject matter of the representation and warranty, or for a period of six (6) years if there is no such statute of limitations, and (iii) the representations set forth in Section 3.15 (Environmental Matters) shall surviving the Closing until the date that is three (3) years after the Closing Date. The covenants and agreements of the parties contained herein that are to be performed prior to the Closing will survive the Closing for a period of fifteen (15) months and the covenants and agreements that are to be performed following the Closing will survive the Closing for the period specified herein, or if not specified herein, until the expiration of the applicable statute of limitations plus sixty (60) days (taking into account any waivers or extensions thereof). The period of time that a representation or warranty or covenant or agreement survives the Closing pursuant to this Section 7.3(a) shall be the “Survival Period”. No Purchaser Indemnified Party or Seller Indemnified Party shall be indemnified under this Article VII for a breach of any representation or warranty, unless Seller, on the one hand, or Purchaser, on the other hand, as applicable, is given written notice from such Purchaser Indemnified Party or Seller Indemnified Party, as applicable, asserting a claim and describing in reasonable detail available facts giving rise to such claim (to the extent then known by Purchaser Indemnified Party or Seller Indemnified Party, as applicable) on or before the expiration of the applicable Survival Period. Notwithstanding anything herein to the contrary, (x) if written notice of any claim for indemnification hereunder has been delivered in accordance herewith prior to the expiration of the applicable Survival Period for such representation, warranty, covenant or agreement upon which such claim is based, the relevant representation, warranty, covenant or agreement shall not terminate with respect to such claim, and such claim may be pursued, until the final resolution of such claim in accordance with the provisions of this Article VII, and (y) in no case shall the expiration of the Survival Period affect any indemnification claim based upon fraud or Willful Breach. The rights of the parties to indemnification under this Agreement for any breach of any representation or warranty contained herein are part of the basis of the bargain contemplated by this Agreement, and such rights shall not be affected, waived, modified, limited or diminished by any (and the parties shall be deemed to have relied on the express representations and warranties set forth in this Agreement notwithstanding) information or knowledge of, or the results of any due diligence investigation by or on behalf of, the party entitled to such indemnification, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.

(b)    Limitations on Seller’s Indemnification. Seller will have no obligation to indemnify a Purchaser Indemnified Party for any Losses pursuant to Section 7.1(a) until such time as such Losses, in the aggregate, exceed One Million Two Hundred Thousand Dollars ($1,200,000.00) (the “Basket”) at which point Seller shall only be liable for the aggregate amount of all Losses in excess of the Basket, provided, that no Loss may be claimed by a Purchaser Indemnified Party or shall be reimbursable by Seller or shall be included in calculating the aggregate Losses set forth above other than Losses in excess of Ten Thousand Dollars ($10,000) (the “Per Claim Amount”) resulting from any single claim or aggregated claims arising out of related facts, events or circumstances. The maximum amount of indemnifiable Losses for which Seller shall be liable pursuant to Section 7.1(a) shall be equal to Twelve Million Dollars ($12,000,000.00) (the “Indemnity Cap”). Notwithstanding the foregoing, the Indemnity Cap, the Per Claim Amount and the Basket shall not apply to indemnification claims made by a Purchaser Indemnified Party with respect to breaches of the Fundamental Representations or based upon fraud or Willful Breach. Further, in no event shall the aggregate amount required to be paid by Seller pursuant to Section 7.1(a) exceed the Purchase Price, provided this sentence shall not apply to indemnification claims made by a Purchaser Indemnified Party based upon fraud or Willful Breach.
(c)    Limitations on Purchaser’s Indemnification. Purchaser will have no obligation to indemnify a Seller Indemnified Party for any Losses pursuant to Section 7.2(a) until such time as such Losses, in the aggregate, exceed the Basket at which point Purchaser shall only be liable for the aggregate amount of all Losses in excess of the Basket, provided, that no Loss may be claimed by a Purchaser Indemnified Party or shall be reimbursable by Purchaser or shall be included in calculating the aggregate Losses set forth above other than Losses in excess of the Per Claim Amount resulting from any single claim or aggregated claims arising out of related facts, events or circumstances. The maximum amount of indemnifiable Losses for which Purchaser shall be liable pursuant to Section 7.2(a) shall be equal to the Indemnity Cap. Notwithstanding the foregoing, the Indemnity Cap and the Basket shall not apply to indemnification claims made by a Seller Indemnified Party with respect to breaches of the Purchaser Fundamental Representations or based upon fraud or Willful Breach. Further, in no event shall the aggregate amount required to be paid by Purchaser pursuant to Section 7.2(a) exceed the Purchase Price, provided this sentence shall not apply to indemnification claims made by a Seller Indemnified Party based upon fraud or Willful Breach.
(d)    Other Limitations, No Multiple Recovery. Any payment by an Indemnifying Party shall be reduced by the amount of insurance proceeds actually recovered by the Indemnified Party (net of any Losses incurred in obtaining such recovery, which shall include any reasonable and documented out-of-pocket costs, fees or expenses incurred to procure such proceeds and the amount of any increased insurance premiums, retentions or other costs arising therefrom). The Indemnified Party shall use commercially reasonable efforts to obtain from its insurers any insurance proceeds in respect of any claim for which an Indemnified Party seeks indemnification under this Agreement at the direction of the Indemnifying Party. No Indemnified Party shall be entitled to recover from an Indemnifying Party more than once for any particular Loss, nor shall any Indemnifying Party be liable or otherwise obligated to indemnify any Indemnified Party for the same Loss more than once (it being acknowledged and agreed that the intent of this sentence is to avoid “double recovery” for a single Loss).

(e)    Materiality. For purposes of determining (i) whether a breach or inaccuracy of a representation or warranty has occurred and (ii) the dollar amount of Losses with respect to any claim resulting from any breach or inaccuracy of a representation or warranty, all “material”, “materiality”, “in all material respects”, or “Material Adverse Effect” qualifications or exceptions in such representation or warranty shall be disregarded.
7.4    Notice of Claims.
(a)    Any Indemnified Party seeking indemnification hereunder (or believing in good faith that it may suffer or incur Losses for which it is or may be entitled to indemnification hereunder) shall deliver to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail available facts giving rise to such claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim (if readily available) and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, that a Claim Notice in respect of any Third Person Claim shall be given reasonably promptly after an Indemnified Party has received written notice that the Proceeding has been commenced; provided further that failure to timely give such notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party shall have been actually and materially prejudiced by such failure.
(b)    After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Article VII shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnifying Party; (ii) by a final judgment or decree of any court or arbitrator of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnifying Party shall agree in writing (each, a “Final Resolution”); provided, however, that if a Claim Notice does not involve a Third Person Claim and the Indemnifying Party does not dispute its liability for the claim described in such Claim Notice within twenty (20) calendar days following delivery of such Claim Notice, the Indemnifying Party will be conclusively deemed liable for the Losses arising from such claim. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals shall have been finally determined.
7.5    Third Person Indemnification Procedure.
(a)    The Indemnifying Party will notify the Indemnified Party as soon as practicable, but in no event later than twenty (20) calendar days following delivery of a Claim Notice regarding a Third Person Claim whether the Indemnifying Party disputes its liability to the Indemnified Party and whether the Indemnifying Party desires to defend the Indemnified Party against such Third Person Claim. Upon the Indemnifying Party’s election to defend against such Third Person Claim, the Indemnifying Party shall be entitled, at its sole cost and expense, to assume control, through counsel of its choosing, of the defense, compromise or settlement of such Third Person Claim; provided, however, that the Indemnifying Party’s right to assume control of the defense, compromise or settlement of any Third Person Claim is subject to the following conditions:

(i)    the Indemnifying Party shall have agreed in writing to be responsible for the Losses of the Indemnified Party relating to such Third Person Claim, subject to the express limitations of Article VII;
(ii)    the Indemnifying Party shall keep the Indemnified Party reasonably informed of the status and progress of such Third Person Claim and the defense thereof;
(iii)    the Third Person Claim does not involve a criminal Proceeding or a Proceeding brought by a Governmental Authority or a Proceeding to which a Governmental Authority is an opposing party;
(iv)    the Third Person Claim does not involve non-monetary, equitable or injunctive relief against the Indemnified Party; and
(v)    the Third Person Claim, or the defense, compromise or settlement thereof, is not in the good faith and reasonable judgment of the Indemnified Party, adverse to the Indemnified Party’s continuing business interests (including the Indemnified Party’s relationships with current customers, suppliers or other parties material to the business of the Indemnified Party).
The Indemnifying Party shall use commercially reasonable efforts to vigorously and diligently prosecute to final conclusion or settlement any Third Person Claim that it has undertaken the defense of in connection with this Section 7.5(a). Subject to the final sentence of this paragraph, the Indemnifying Party shall not be entitled to settle or compromise any such Proceeding, or otherwise acknowledge or admit the validity of such Proceeding, or any Loss in respect thereof without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld). Notwithstanding anything herein to the contrary, the Indemnifying Party may settle or compromise such Proceeding so long as such settlement or compromise: (x) does not lead to any Liability or the creation of a financial or other obligation on the part of the Indemnified Party; (y) provides, in customary form reasonably satisfactory to the Indemnified Party, for the unconditional release of each Indemnified Party from all Liabilities and obligations in connection with such Third Person Claim; and (z) does not involve non-monetary, equitable or injunctive relief against the Indemnified Party.
(b)    The Indemnified Party shall be entitled to participate, through counsel chosen by it, in the defense of any Third Person Claim of which the Indemnifying Party is controlling, and the Indemnified Party will bear its own costs and expenses with respect to such separate counsel except that the Indemnifying Party shall pay the costs and expenses of such separate counsel if the Indemnified Party reasonably determines based on the written advice of outside legal counsel (i) that there may be one or more defenses or defense strategies available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party or (ii) that there exists or is reasonably likely to exist a conflict of interest between the Indemnifying Party and the Indemnified Party.
(c)    If the Indemnifying Party does not assume control of the defense of such Third Person Claim within twenty (20) days following its receipt of a Claim Notice, or if any of the conditions in Section 7.5(a) fail to be met at any time thereafter, or if the Indemnifying Party otherwise breaches this Section 7.5, the Indemnified Party shall have the sole right to, at the sole cost and expense of the Indemnifying Party, to defend, compromise or settle the Third Person Claim on behalf of and for the account and risk of the Indemnifying Party (but only to the extent that it is finally determined that the Indemnified Party is entitled to indemnification from the Indemnifying Party pursuant this Article VII), provided, however, that such Third Person Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. The Indemnified Party shall have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof. The Indemnifying Party may retain separate counsel to participate in, but not control, any defense or settlement controlled by the Indemnified Party, pursuant to this Section 7.5(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation. If the Indemnified Party assumes the defense of a Third Person Claim pursuant to this Section 7.5(c), the Indemnified Party shall keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement of such Third Person Claim, and the Indemnifying Party will promptly reimburse the Indemnified Party for its reasonable and documented out-of-pocket expenses incurred in connection with such defense.
7.6    Exclusive Remedies. Except in the case of fraud or Willful Breach, following the Closing, the remedies provided in this Article VII shall constitute the sole and exclusive remedies with respect to any and all claims for breach or alleged breach of any representation, warranty or covenant contained in this Agreement; provided, however, that this exclusive remedy does not preclude a party from bringing an action for specific performance or other equitable remedy or injunctive relief following the Closing to the extent not otherwise prohibited hereunder to require a party to perform its obligations under this Agreement (including a party’s obligations under Section 5.15) or any Related Agreement, including the Transition Services Agreement, or to enforce any decision or determination of the Accounting Firm.
7.7    Coordination with Liability for Taxes. If there shall be any conflicts between the provisions of this Article VII and Section 5.11 (Tax Matters), the provisions of Section 5.11 shall control with respect to liability for Taxes.
7.8    Adjustment to Purchase Price. Any payment by Purchaser or Seller under Article V or this Article VII shall, to the extent such payment can be properly so characterized under applicable Tax Law, be treated by the parties as an adjustment to the Purchase Price.
ARTICLE VIII
TERMINATION

8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of Seller and Purchaser;
(b)    by either Seller or Purchaser if the Closing shall not have occurred on or before June 30, 2021 (such date, the “Outside Date”); provided, however, so long as conditions set forth Sections 6.1(a)-(c) have been satisfied (and the conditions set forth in Section 6.1(d) have not been satisfied) as of the Outside Date and as of each subsequent Outside Date Extension, the

Outside Date may be extended solely for the purposes of receiving the Required Gaming Approvals set forth in Section 6.1(d), as set forth below:
(1) Purchaser may (but shall not be obligated to) elect to extend the Outside Date to July 31, 2021 (the “First Outside Date Extension”) by (x) paying the First Outside Date Extension Deposit Increase; and (y) delivering written notice to Seller of Purchaser’s election of the First Outside Date Extension, in each case no later than the second (2nd) Business Day prior to the expiration of the Outside Date;
(2) Purchaser may (but shall not be obligated to) elect to extend the Outside Date to August 31, 2021 (the “Second Outside Date Extension”) by (x) paying the Second Outside Date Extension Deposit Increase; and (y) delivering written notice to Seller of Purchaser’s election of the Second Outside Date Extension, in each case no later than the second (2nd) Business Day prior to the expiration of the First Outside Date Extension; and
(3) Purchaser may (but shall not be obligated to) elect to extend the Outside Date to September 30, 2021 (the “Third Outside Date Extension”, and, together with the First Outside Date Extension and the Second Outside Date Extension, collectively, the “Outside Date Extensions”) by (x) paying the Third Outside Date Extension Deposit Increase; and (y) delivering written notice to Seller of Purchaser’s election of the Third Outside Date Extension, in each case no later than the second (2nd) Business Day prior to the expiration of the Second Outside Date Extension;
provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party if its failure to fulfill any material obligation under this Agreement was the primary cause of, materially contributed to or shall have resulted in, the failure of the Closing to occur on or prior to such date;
(c)    by either Seller or Purchaser, in the event of (i) a breach by the other party, of any representation or warranty contained in this Agreement, that (x) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.3(a), as applicable and (y) by its nature cannot be cured by the Outside Date or, if capable of being cured, has not been cured within the earlier of (A) thirty (30) days after the giving of written notice to the breaching party of such breach and (B) the Outside Date or (ii) a breach by the other party, of any of its obligations contained in this Agreement, that (x) would result in the failure of a condition set forth in Section 6.2(b) or Section 6.3(b), as applicable and (y) by its nature cannot be cured by the Outside Date or, if capable of being cured, has not been cured within the earlier of (A) thirty (30) days after the giving of written notice to the breaching party of such breach and (B) the Outside Date;
(d)    by either Seller or Purchaser, if any Governmental Authority (including a Gaming Authority) has made a final determination that such Governmental Authority will not issue a Transaction Approval (including a Required Gaming Approval) that is necessary to satisfy the condition set forth in Section 6.1(d) or if Purchaser withdraws its application for any required Transaction Approval in response to a communication from a Governmental Authority regarding a likely or impending denial of a Transaction Approval), provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to fulfill any material obligation under this Agreement was the primary cause of or materially contributed to the determination of the applicable Governmental Authority to not issue the required Transaction Approval;
(e)    by either Purchaser or Seller if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, Order or final non-appealable judgment which has the effect of making illegal, materially restricting or preventing or prohibiting the consummation of the Contemplated Transactions (a “Final Regulatory Action”); provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose failure to fulfill any material obligation under this Agreement was the primary cause of or materially contributed to such Final Regulatory Action;
(f)    by Seller, if Purchaser has not completed and submitted the Regulatory and Licensing Submissions by the Initial Regulatory Filing Deadline, provided however, Seller may only terminate this Agreement pursuant to this Section 8.1(f) during the period beginning immediately following the Initial Regulatory Filing Deadline and ending at 11:59 p.m. central time on October 15, 2020 (such period, the “Regulatory Filing Termination Period”); or
(g)    by Purchaser in the event of a Material Adverse Effect.
For purposes of this Section 8.1, any representation, warranty, covenant or agreement, breach, action or failure to act by an Acquired Company shall be considered to be a representation, warranty, covenant or agreement, breach, action or failure to act by Seller.
8.2    Effect of Termination. In the event of termination of this Agreement by a party pursuant to Section 8.1, written notice thereof shall promptly be given to the other party hereto, and upon such notice this Agreement shall terminate. Except as provided under this Section 8.2 or otherwise expressly in accordance with the terms of this Agreement, upon termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and of no further force and effect, there shall be no liability on the part of any party hereto to the other party, and all rights and obligations of any party hereto shall cease and the parties shall be released from any and all obligations hereunder; provided, that (i) the provisions of Section 2.12, Section 5.3(b), Section 5.5, Section 5.10, Section 8.2, Section 8.3, and Article IX shall survive any such termination; and (ii) nothing in this Agreement shall relieve any party from liability for damages resulting from fraud or Willful Breach, in which case the aggrieved party shall be entitled to all rights and remedies available at Law or in equity.
8.3    Reverse Termination Fee.
(a)    If this Agreement is terminated: (i) by Purchaser or Seller pursuant to Section 8.1(b); or (ii) by Purchaser or Seller pursuant to Sections 8.1(d)-(f); provided that, (x) in the case of a termination described in Section 8.3(a)(i), at the time of such termination, the condition to Closing set forth in Section 6.1(a) (unless Section 6.1(a) has not been satisfied due to an injunction or other order that has been entered in respect of the approvals required under the HSR Act or a Gaming Approval) has been satisfied, and (y) in the case of a termination described in Sections 8.3(a)(i) and (ii), at the time of such termination, the conditions to Closing set forth in Section 6.2(a)-(d) (in each case, other than such conditions that by their nature are to be satisfied (and are capable of being satisfied) at the Closing or are conditioned on the Closing occurring)

have been satisfied or waived and Seller is entitled to terminate this Agreement under the terms of Section 8.1(b), Section 8.1(d), Section 8.1(e) or Section 8.1(f), as applicable (such events, collectively, the “Reverse Termination Fee Events”); Seller shall retain the Deposit, including any increases set forth in Section 8.3(b) as the Reverse Termination Fee.
(b)    The “Reverse Termination Fee” shall initially equal the amount of the Initial Deposit, and shall be increased (collectively, “Deposit Increases”) as set forth below.
(i)    If Purchaser does not complete the Regulatory and Licensing Submissions before the Initial Regulatory Filing Deadline and the Seller does not terminate this Agreement during the Regulatory Filing Termination Period pursuant to Section 8.1(f), the Reverse Termination Fee shall increase to $6,000,000 and Purchaser shall deposit $2,000,000 by wire transfer of immediately available funds to the Deposit Account within five (5) Business Days of the expiration of the Regulatory Filing Termination Period.
(ii)    In the event the Closing does not occur on or before March 31, 2021, the Reverse Termination Fee shall increase to $8,000,000 and Purchaser shall deposit $2,000,000 (or, in the event the Deposit was not increased pursuant to Section 8.3(b)(i), $4,000,000) by wire transfer of immediately available funds to the Deposit Account on or before April 7, 2021; provided, however, that the Reverse Termination Fee shall not increase to $8,000,000 (and shall remain at $4,000,000 or $6,000,000, as the case may be) in the event that as of March 31, 2021, (A) the conditions to Closing set forth in Section 6.2(a)-(d) (in each case, other than such conditions that by their nature are to be satisfied (and are capable of being satisfied) at the Closing or are conditioned on the Closing occurring) have been satisfied or waived, or (B) an applicable Gaming Authority has not processed Purchaser’s Regulatory and Licensing Submissions or provided the Required Gaming Approvals (so long as Purchaser has undertaken reasonable best efforts to obtain the Required Gaming Approvals from the applicable Gaming Authority).
(iii)    In the event Purchaser elects the First Outside Date Extension, as a condition to such First Outside Date Extension, Purchaser shall deposit an additional $2,000,000 (the “First Outside Date Extension Deposit Increase”) by wire transfer of immediately available funds to the Deposit Account on or before two (2) Business Days prior to the expiration of the Outside Date, and the Reverse Termination Fee shall be increased by such First Outside Date Extension Deposit Increase;
(iv)    In the event Purchaser elects the Second Outside Date Extension, as a condition to such Second Outside Date Extension, Purchaser shall deposit an additional $2,000,000 (the “Second Outside Date Extension Deposit Increase”) by wire transfer of immediately available funds to the Deposit Account on or before two (2) Business Days prior to the expiration of the First Outside Date Extension, and the Reverse Termination Fee shall be increased by such Second Outside Date Extension Deposit Increase; and
(v)    In the event Purchaser elects the Third Outside Date Extension, as a condition to such Third Outside Date Extension, Purchaser shall deposit an additional $2,000,000 (the “Third Outside Date Extension Deposit Increase” and, together with the First Outside Date Extension Deposit Increase and the Second Outside Date Deposit Increase, collectively, the “Outside Date Extension Deposit Increases”) by wire transfer of immediately available funds to the Deposit Account on or before two (2) Business Days prior to the expiration of the Second Outside Date Extension, and the Reverse Termination Fee shall be increased by such Third Outside Date Extension Deposit Increase; and
(vi)    In the event this Agreement is terminated pursuant to Section 8.1(b), and such termination qualifies as a Reverse Termination Fee Event pursuant to Section 8.3(a), the Reverse Termination Fee shall be no less than $8,000,000, regardless of whether the Deposit then equals $8,000,000, provided however, for the avoidance of doubt, in the event the Agreement is terminated pursuant to Section 8.1(b) after giving effect to any Outside Date Extensions, the Reverse Termination Fee shall equal the Deposit at the time of such termination (including, for the avoidance of doubt, any Outside Date Extension Deposit Increases).
(c)    After the occurrence of any termination of this Agreement pursuant to a Reverse Termination Fee Event, Seller shall have the right to retain the Deposit without any further action; provided that any interest earned on the Deposit, less any banking fees associated with the separate account, shall be paid to Purchaser by wire transfer of immediately available funds to the account or accounts designated by Purchaser in writing promptly, but in no event later than five (5) Business Days after the date this Agreement is terminated as a result of a Reverse Termination Fee Event. For the avoidance of doubt, in the event the Purchaser has not paid any required Deposit Increases, at the time of any Reverse Termination Fee Event, Purchaser shall pay to the Seller an amount equal to: (x) the Reverse Termination Fee in effect at the time of, and applicable to, such Reverse Termination Fee Event, minus (y) the amount of the Deposit that has been actually deposited into the Deposit Account at the time of such Reverse Termination Fee Event, to be paid by wire transfer of immediately available funds to the account or accounts designated by Seller in writing promptly, but in no event later than five (5) Business Days after the date this Agreement is terminated as a result of a Reverse Termination Fee Event.
(d)    Subject to Section 8.3(e), any amount retained by Seller or paid and payable by Purchaser, in each case, pursuant to Section 8.3 will be payable only one time and, in a circumstance where the Reverse Termination Fee is paid (whether as a result of Seller’s return of the Deposit or Purchaser’s request of any amount payable pursuant to the second sentence of Section 8.3(c), or a combination thereof) shall constitute the sole and exclusive remedy of Seller, the Acquired Companies and their respective members and Affiliates for all Losses of such Persons in connection with any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the termination of this Agreement, except in the case of a claim arising out of fraud or Willful Breach.
(e)    In the event that this Agreement is terminated other than as a result of a Reverse Termination Fee Event, Seller shall, not later than five (5) Business Days after the date this Agreement is terminated, pay to Purchaser, by wire transfer of immediately available funds to an account designated by Purchaser in writing, an amount in cash equal to the Deposit less $2,000,000.
(f)    Notwithstanding anything herein to the contrary, the parties acknowledge that Seller’s right to receive the Reverse Termination Fee shall not limit or otherwise affect Seller’s right to specific performance as provided in Section 9.11 and that Seller may pursue both a grant of specific performance under Section 9.11 and the payment of the Reverse Termination Fee under this Section 8.3; provided that the Seller shall not be permitted or entitled to receive both a grant of specific performance to cause the Closing to occur and the Reverse Termination Fee.

ARTICLE IX
MISCELLANEOUS

9.1    Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided:
(a)    by hand (in which case, it will be effective upon delivery);
(b)    by facsimile or email (in which case, it will be effective upon receipt of confirmation of good transmission); or
(c)    by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the Business Day after being deposited with such courier service);
in each case, to the address (or facsimile number) listed below:
If to Parent, Seller or (prior to the Closing) the Acquired Companies:

    Delaware North Companies Gaming & Entertainment, Inc.
250 Delaware Avenue
Buffalo, New York 14202
Attention: Assistant General Counsel - Gaming
Email:    JGleason@delawarenorth.com

with a copy (which shall not
constitute notice) to:
Jones Day
600 Brickell Avenue, Suite 3300
Miami, FL 33129
Attention:    Lorne S. Cantor
Evan Kanter

Email:             lcantor@jonesday.com
ekanter@jonesday.com

If to Purchaser or TRWH, to:
    Twin River Management Group, Inc.
    100 Twin River Road
    Lincoln, RI 02865
Attention:    Craig Eaton
Email:    ceaton@twinriver.com

with a copy (which shall not
constitute notice) to:
    Bass, Berry & Sims PLC
    150 3rd Avenue South, Suite 2800
    Nashville, TN 37201
Attention:    D. Scott Holley
Email:    sholley@bassberry.com

Each of the parties to this Agreement may specify a different address, email, telephone number or facsimile number by giving notice in accordance with this Section 9.1 to each of the other parties hereto.
9.2    Entire Agreement. This Agreement (including the Disclosure Schedule and Purchaser Disclosure Schedule delivered pursuant hereto) and the other documents and agreements delivered at the Closing pursuant to the express provisions hereof constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter; provided, that, subject to Section 5.3(b), the Non-Disclosure Agreement shall remain in full force and effect.
9.3    Amendments. This Agreement (including the Disclosure Schedule and Purchaser Disclosure Schedule delivered pursuant hereto) may not be modified, amended or supplemented, except by a written instrument executed by all parties hereto.
9.4    Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any waiver shall only be validly and sufficiently authorized for purposes of this Agreement if it is authorized in writing and signed by an authorized representative of such party. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.
9.5    Binding Effect; Assignment. The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by Purchaser, Parent, Seller or the Acquired Companies without the express prior written consent of the other parties; provided, that Purchaser may assign any of its rights (but not its obligations) to any Affiliate. Except as expressly set forth in Article VII with respect to Indemnified Parties who are not parties to this Agreement, Section 5.12 with respect to the D&O Indemnitees who are not parties to this Agreement, or Section 5.13 with respect to Purchaser Releasees who are not parties to this Agreement, nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
9.6    Governing Law. This Agreement, the rights of the parties and all actions arising in whole or in part under or in connection herewith, whether in Contract, tort or otherwise, will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.
9.7    Jurisdiction; Venue; Service of Process.
(a)    Jurisdiction. Each party, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or federal courts of the United States located in the State of Delaware for the purpose of any Proceeding between the parties arising in whole or in part under or in connection with this Agreement or the Contemplated Transactions, (ii) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Proceeding brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the abovenamed courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (iii) hereby agrees not to commence any such Proceeding other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.
(b)    Venue. Each party agrees that for any Proceeding between the parties arising in whole or in part under or in connection with this Agreement, such party will bring Proceedings only in the Court of Chancery of the State of Delaware or federal courts of the United States located in the State of Delaware. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.
(c)    Service of Process. Each party hereby (i) consents to service of process in any Proceeding between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 9.1, will constitute good and valid service of process in any such Proceeding and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Proceeding any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.
9.8    Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE

OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHICH ACTION WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
9.9    Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Law. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
9.10    Expenses. Except as expressly set forth in this Agreement, each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the Contemplated Transactions, whether or not the Contemplated Transactions are consummated, including all fees and expenses of agents, representatives, counsel and accountants.
9.11    Specific Performance. Except as set forth in Section 8.3, the parties agree that irreparable damage, for which monetary damages or other legal remedies would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of Delaware or federal court in Delaware, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity. Each party further agrees that no other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
9.12    Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Facsimile or other electronically transmitted signatures shall be deemed originals for all purposes of this Agreement.
9.13    Access to Records after Closing. For a period of six (6) years after the Closing Date, Purchaser and its Representatives shall have reasonable access to all of the books and records relating to the Shares and the Purchased Interests, the Acquired Companies or the Business which Seller or any of its Affiliates may retain after the Closing Date. Such access shall be afforded by Seller and its Affiliates upon receipt of reasonable advance notice and during normal business hours. Purchaser shall be solely responsible for its costs and expenses incurred pursuant to this Section 9.13. If Seller or any of its Affiliates shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Seller shall, prior to such disposition, give Purchaser a reasonable opportunity, at Purchaser’s expense, to segregate and remove such books and records as Purchaser may select.
9.14    Disclosure Schedule. The Disclosure Schedule and Purchaser Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Agreement. The disclosures in any section or paragraph of the Disclosure Schedule and Purchaser Disclosure Schedule shall qualify (a) the corresponding section or paragraph in the Agreement and (b) other sections or paragraphs in the Agreement to the extent that it is reasonably apparent on the face of such disclosure that it also qualifies such other section or paragraph. The inclusion of any information in the Disclosure Schedule or the Purchaser Disclosure Schedule shall not be deemed to be an admission or evidence of the materiality of such item or whether such items constitute a Material Adverse Effect.
9.15    Privileged Communications. Jones Day and Seller’s in-house legal department (collectively, “Counsel”) have acted as counsel for Seller and the Acquired Companies for various matters prior to the Closing, including in connection with this Agreement and the Related Agreements, the negotiation and documentation of this Agreement and the Related Agreements, and the consummation of the Contemplated Transactions (collectively, the “Pre-Closing Engagements”). Purchaser agrees, on behalf of itself and, after the Closing, on behalf of the Acquired Companies, that (a) all communications in any form or format whatsoever between or among Counsel, on the one hand, and Seller, the Acquired Companies, or any of their respective Representatives, on the other hand, that relate in any way to the Pre-Closing Engagements (collectively, the “Privileged Communications”) shall be deemed to be attorney-client privileged, (b) immediately prior to the Closing, without the need for any further action on the part of any Person, all right, title, and interest of the Acquired Companies in and to any and all Privileged Communications shall transfer to and be vested solely in Seller, (c) from and after the Closing, the Privileged Communications and the expectation of client confidence relating thereto shall belong solely to Seller and may be controlled by Seller and shall not pass to or be claimed by Purchaser or the Acquired Companies, and (d) Counsel shall have no duty whatsoever to reveal or disclose any such Privileged Communications, or any of its files relating to the PreClosing Engagements, to Purchaser, the Acquired Companies, or any of their respective Representatives by reason of any attorney-client relationship between Counsel and the Acquired Companies or otherwise. Notwithstanding anything set forth in the foregoing provisions of this Section 9.15 to the contrary, if after the Closing a dispute arises between Purchaser or any of its Affiliates, including the Acquired Companies, on the one hand, and a third Person, other than Seller or any of its Affiliates, on the other hand, the Acquired Companies may assert the attorney-client privilege to prevent disclosure of Privileged Communications to such third Person; provided, that neither Purchaser nor the Acquired Companies may waive such privilege without the written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed).
9.16    No Waiver of Privilege; Protection from Disclosure or Use. Nothing in this Agreement shall be deemed to be a waiver of any applicable attorney-client privilege related to any Privileged Communication. Purchaser acknowledges that Seller has undertaken reasonable efforts to prevent the disclosure of Privileged Communications. Notwithstanding such efforts, the consummation of the Contemplated Transactions could result in the inadvertent disclosure of such Privileged Communications. The parties hereto agree that any such inadvertent disclosure of any Privileged Communications shall not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure.

9.17    Parent Guarantee.
(a)    Parent hereby irrevocably and unconditionally, as primary obligor and not merely as surety, guarantees to Purchaser the full and timely payment by Seller when due of any obligation of Seller pursuant to this Agreement to the extent the same is required to be paid by Seller pursuant to the terms and subject to the conditions and limitations thereof.
(b)    Parent hereby represents and warrants to Purchaser as of the date hereof and as of the Closing as follows:
(i)    Parent is a corporation (A) duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and (B) with all requisite corporate power and authority to own and operate its properties and to carry on its business as presently conducted.
(ii)    Parent has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery by Parent of this Agreement has been duly authorized by all necessary action on the part of Parent and no other proceedings (corporate or otherwise) on the part of Parent or its board of directors or stockholders are necessary to authorize this Agreement or the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and constitutes (assuming the due authorization, execution and delivery by the other parties hereto) the legal, valid and binding obligations of Parent enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or other Laws affecting creditors’ rights and remedies generally and general principles of equity (irrespective of whether enforcement is sought in a proceeding at law or in equity); and
(iii)    The execution, delivery and performance by Parent of this Agreement and the consummation of the Contemplated Transactions do not and will not, with or without notice or lapse of time or both, conflict with, contravene, result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or require a consent or waiver under, (A) any Law or Order applicable to Parent, (B) any terms or conditions of Parent’s Charter Documents, or (C) any material Contract to which Parent is a party or by which Parent or any of its assets is bound.
(c)    Parent shall not assign (whether by operation of Law or otherwise) its rights, interests or obligations hereunder to any other Person without the prior written consent of Purchaser. Any attempted assignment in violation of this Section 9.17(c) shall be null and void; provided, that, notwithstanding anything to the contrary contained in this Agreement, nothing shall restrict Parent from the sale, transfer, exchange, assignment or other disposition by any means of a majority of its equity securities, or all or substantially all of its assets; provided, however, in connection with any such transaction, the successor to Parent or purchaser of substantially all of Parent’s assets shall expressly assume in writing Parent’s obligations hereunder, a copy of which written assumption agreement shall be provided to Purchaser.
9.18    TRWH Guarantee.
(a)    TRWH hereby irrevocably and unconditionally, as primary obligor and not merely as surety, guarantees to Seller the full and timely payment by Purchaser when due of any obligation of Purchaser pursuant to this Agreement to the extent the same is required to be paid by Purchaser pursuant to the terms and subject to the conditions and limitations thereof.
(b)    TRWH hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows:
(i)    TRWH is a corporation (A) duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and (B) with all requisite corporate power and authority to own and operate its properties and to carry on its business as presently conducted.
(ii)    TRWH has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery by TRWH of this Agreement has been duly authorized by all necessary action on the part of TRWH and no other proceedings (corporate or otherwise) on the part of TRWH or its board of directors or stockholders are necessary to authorize this Agreement or the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered by TRWH and constitutes (assuming the due authorization, execution and delivery by the other parties hereto) the legal, valid and binding obligation of TRWH enforceable against TRWH in accordance with its terms, except as such enforceability may be limited by bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or other Laws affecting creditors’ rights and remedies generally and general principles of equity (irrespective of whether enforcement is sought in a proceeding at law or in equity); and
(iii)    The execution, delivery and performance by TRWH of this Agreement and the consummation of the Contemplated Transactions do not and will not, with or without notice or lapse of time or both, conflict with, contravene, result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or require a consent or waiver under, (A) any Law or Order applicable to TRWH or (B) any terms or conditions of TRWH’s Charter Documents.

(c)    TRWH shall not assign (whether by operation of Law or otherwise) its rights, interests or obligations hereunder to any other Person without the prior written consent of Seller. Any attempted assignment in violation of this Section 9.18(c) shall be null and void; provided, that, notwithstanding anything to the contrary contained in this Agreement, nothing shall restrict TRWH from the sale, transfer, exchange, assignment or other disposition by any means of a majority of its equity securities, or all or substantially all of its assets; provided, however, in connection with any such transaction, the successor to TRWH or purchaser of substantially all of TRWH’s assets shall expressly assume in writing TRWH’s obligations hereunder, a copy of which written assumption agreement shall be provided to Seller.
[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASER:

TWIN RIVER MANAGEMENT GROUP, INC.

By:	/s/ Craig Eaton
Name:	/s/ Craig Eaton
Title:	Executive Vice President & General Counsel

SELLER:

DELAWARE NORTH COMPANIES GAMING & ENTERTAINMENT, INC.

By:	/s/ E. Brian Hansberry
Name:	E. Brian Hansberry
Title:	President, Gaming

ACQUIRED COMPANIES:

THE ROCK ISLAND BOATWORKS, INC.

By:	/s/ Jeffrey M. Taips
Name:	Jeffrey M. Taips
Title:	Vice President & Treasurer

ROCK ISLAND FOODSERVICE, INC.

By:	/s/ Jeffrey M. Taips
Name:	Jeffrey M. Taips
Title:	Secretary & Treasurer

Signature Page to Equity Purchase Agreement

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PARENT:

DELAWARE NORTH COMPANIES, INCORPORATED,
solely with respect to Sections 5.8, 5.15 and 9.17

By:	/s/ Christopher J. Feeney
Name:	Christopher J. Feeney
Title:	Executive Vice President & CFO

TRWH:

TWIN RIVER WORLDWIDE HOLDINGS, INC.
solely with respect to Sections 9.18

By:	/s/ Craig Eaton
Name:	/s/ Craig Eaton
Title:	Executive Vice President & General Counsel

Signature Page to Equity Purchase Agreement